UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 5, 2013

Mr. Philippe M. Salomon
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174-0208

Dear Mr. Salomon:

In your letter, dated March 28, 2012, you request assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Rule 22c-1 under the Investment Company Act of 1940 ("Act") or Regulation S-X against Copley Fund, Inc. ("Copley"), a Nevada corporation registered under the Act as an open-end management investment company, which has elected to operate as a C Corporation under the Internal Revenue Code ("Code"), if Copley calculates its deferred Federal tax liability for unrealized gains based on a management-developed estimate that is a pre-set formula. For the reasons explained below, we are unable to provide such assurance.

Background

Rule 22c-1 under the Act states, in relevant part, that no registered investment company issuing any redeemable security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value ("NAV") of such security which is next computed after receipt of a tender of such security for redemption. Rule 2a-4(a)(4) under the Act provides, in relevant part, that in computing the NAV of any redeemable security, "[a]ppropriate provision shall be made for Federal income taxes if required" by the registered investment company.[1] Copley is offering for sale and has outstanding redeemable securities that are subject to Rules 2a-4 and 22c-1.

[1] From 1970 until 1982, Rule 2a-4(a)(4) specifically required provision for Federal income taxes in accordance with Regulation S-X. In 1982, the Commission removed the specific reference, a change made to conform with amendments to Article 6 of Regulation S-X that were adopted at the same time, and not as a substantive change to Rule 2a-4(a)(4). Financial Statement Requirements for Registered Investment Companies, Investment Company Act Release No. 12871 (Dec. 6, [redacted]

As an investment company registered under the Act, Copley is subject to Regulation S-X, including Rule 4-01(a)(1) of Regulation S-X, which states, in relevant part, that "[f]inancial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles [("GAAP")] will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided." As a C Corporation under the Code, Copley must account for income taxes in accordance with the Financial Accounting Standards Board's ("FASB's") Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740"). ASC 740 indicates that financial statements should reflect the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.[2] There is also an assumption that all assets and liabilities of an entity will be recovered and settled, which may result in temporary differences.[3]

ASC 740 also provides several examples of items that result in differences between the recognition of transactions or events for financial reporting purposes and tax purposes. Revenues or gains that are taxable after they are recognized in financial income are included as an example of a temporary difference.[4]

Unrealized gains on investments, which are taxable after they are recognized in the financial statements, represent a temporary difference on which a deferred tax liability must be recognized. The recognized deferred tax liability is calculated by multiplying the temporary difference (*i.e.*, the unrealized gains) by the expected tax rate at the expected time of reversal.[5]

Copley's proposal to calculate the deferred tax liability based on a management-developed estimate that is a pre-set formula would not comply with GAAP as it would result in Copley recognizing only a portion of the deferred tax liability required by ASC 740.

Conclusion

We do not believe that Copley can comply with GAAP or with Rule 4-01(a)(1) of Regulation S-X without complying with ASC 740. We also do not believe that Copley has demonstrated that, for purposes of Rule 2a-4(a)(4) under the Act, an appropriate provision for Federal income taxes should be made in any manner other than one that is consistent with GAAP. Therefore, we are unable to assure you that we would not recommend enforcement action to the Commission against Copley under Rule 22c-1 or Regulation S-X if Copley does not comply with ASC 740.

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[2] FASB ASC 740-10-10-1(b).

[3] *See* FASB ASC 740-10-25-20.

[4] FASB ASC 740-10-25-20(a).

[5] *See generally* FASB ASC 740-10-10-3 (indicating that the objective is to measure a deferred tax liability using the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax liability is expected to be settled).

If you have any further questions related to this matter, please contact Megan Monroe in the Division of Investment Management at 202-551-6950.

Sincerely,

Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management

Jaime Eichen
Chief Accountant
Division of Investment Management

BLANK ROME LLP
COUNSELORS AT LAW

Phone: (212) 885-5455
Fax: (212) 885-5002
Email: psalomon@blankrome.com

March 28, 2012

Office of Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4720
Washington, D.C. 20549-4720
Attn: Jaime Eichen

Re: **Copley Fund, Inc.: Request for Interpretive Opinion and No Action Assurance; Rule 22c-1 promulgated under the Investment Company Act of 1940 and Rule 4-01(a)(1) of Regulation S-X**

Dear Ms. Eichen:

This Firm represents Copley Fund, Inc. ("Copley" or the "Fund") and on its behalf, submits this letter as a continuation of Copley's prior communication, through counsel, to the Division of Investment Management (the "Division") on September 28, 2011 (the "September 28 Letter," annexed hereto as Exhibit A). Copley is hereby requesting a written opinion from the Division permitting the Fund to alter the manner in which it has accounted for deferred tax liability for unrealized gains since 2007. More specifically, Copley proposes to account for its deferred tax liability for unrealized gains by establishing a tax reserve based on a pre-set formula more fully set forth below at pages 11 through 14. Further, it seeks assurances that the Division will not recommend that the Commission commence an enforcement action against Copley should it follow this proposed approach. While Copley has submitted various proposals to the Division regarding how the Fund could more fairly, reasonably and accurately account for its deferred tax liability for unrealized gains, including the September 28 Letter, to date, the Commission has failed to provide a final determination.

In the September 28 Letter, Copley sought no-action assurances from the Division if the Fund were to (i) prepare and issue financial statements using a reserve for taxes on unrealized gains based on management's estimates, rather than on the assumption that all assets with unrealized appreciation would be sold at current prices and/or (ii) issue and redeem shares based on current net asset value as so determined, with an explanation of the calculation and a comparison of the difference between such calculation of net asset value with a reserve for taxes on all unrealized appreciation. After the submission of that letter, Copley had detailed discussions of the issues with numerous representatives from the Staff on a conference call in the Fall of 2011. Thereafter, Copley had expected to receive a written response from the Staff, but has not received any to date.

Requiring Copley to set a tax reserve for unrealized gains on the assumption of full liquidation is inconsistent with Copley's investment philosophy of reinvesting dividends and accumulating capital gains and misleading because it substantially understates the Fund's invested assets and net asset value ("NAV"), while overstating its operating expenses. *See infra*, at 7. To address these circumstances, Copley does not now simply seek approval for the discretion by its management to establish an appropriate reserve. Rather, as discussed more fully below at pages 11 through 12, Copley presents two alternatively defined formulas for calculating the reserve and allowing pre-set means to sell securities in its portfolio to satisfy extraordinary redemptions if necessary. Finally, Copley is prepared to convert to a Regulated Investment Company ("RIC") by a pre-arranged commitment, essentially triggered by the unforeseen event of unusually high redemptions.

Accordingly, Copley respectfully requests that a final written opinion or order be issued granting the relief requested. In support, Copley offers this summary of the prior dialogue the Fund has had with the SEC on this issue, incorporates by reference the arguments made in its prior submissions annexed hereto, and submits a new proposal for the Division's consideration, which the Fund believes would result in a fairer and more accurate disclosure of its current and ongoing financial operations.

A. Procedural History of this Matter

Since 1992, Copley has maintained that the accrual for unrealized capital gains taxes is best represented by a "reserve" established by its Board, rather than the use of a full liquidation value accrual to calculate the Fund's NAV. Until 2007, the SEC had never required that Copley change this methodology. It is this structure for which the Fund now seeks no-action relief.

In August of 2007, the Staff took issue with Copley's accounting for, and disclosure of, tax reserves for unrealized appreciation in its financial statements filed for the year ended February 28, 2007. In a comment letter dated September 26, 2007 (the "Comment Letter"), the Staff asserted that Copley had failed to account properly for deferred tax liabilities and assets for the future tax consequences of events recognized in its financial statements, as required by FAS 109 and in violation of Rule 4-01(a)(1) of Regulation S-X, which provides that "financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote of other disclosures, unless the Commission has otherwise provided." (A copy of the Comment Letter is annexed hereto as Exhibit B.) It is not clear from the Staff's correspondence what caused it to change its view in 2007 and suddenly to require Copley to change its methodology.

In the Comment Letter, the Staff noted that Copley has elected to operate as a subchapter C Corporation, and not a RIC, and that it was unaware of any other investment company that chose not to qualify as a RIC that did not accrue a deferred tax liability associated with its unrealized appreciation. (Ex. B at 3-4.) The Staff explicitly acknowledged Copley's willingness to convert to RIC status in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred income taxes that Copley had recognized. (*Id.* at 5-6.) It did not, however, address – and, to date, still has not addressed –whether conversion would satisfy the SEC's concerns regarding the Fund's tax accounting.

By letter dated November 30, 2007, the Division of Enforcement's Boston Regional Office expressed to Copley its intent to seek immediate injunctive relief against the Fund if it did not adjust its per share NAV to account for the full liquidation liability for tax on unrealized capital gains. (A copy of the November 30, 2007 Letter is annexed hereto as Exhibit C.) To avoid such injunctive litigation with the Commission, Copley's Board approved shortly thereafter an adjustment of the Fund's NAV using the SEC's preferred full liquidation value methodology.

On March 21, 2008, the Division of Enforcement informed Copley that it was conducting an informal investigation of the Fund into possible violations of the securities laws, and requested that the Fund provide certain information on a voluntary basis. The Commission apparently later converted the proceeding into a formal investigation against Copley and its CEO Irving Levine for potential violations of certain antifraud provisions, namely, Section 34(b) of the Investment Company Act of 1940 (the "ICA"), Rule 22c-1(a), promulgated under Section 22(c) thereunder, Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; as well as a books and records violation under Section 204 of the Investment Advisors Act of 1940 and Rule 204-2 promulgated thereunder.[1] Copley fully cooperated with the investigation.

[1] The SEC's request for information and its Formal Order of investigation are not being annexed hereto because they are non-public documents. Copley presumes that the Division has access to those records.

On July 18, 2008, Copley was required to restate its historical financial statements to account for the full liquidation value methodology required by the SEC and filed an amended Form N-CSR/A containing a Restated Annual Report to its shareholders. (A copy of that filing is annexed hereto as Exhibit D.)

On or about November 19, 2008, in an effort to resolve the investigation, Thomas Henry, Esq., Copley's counsel, sent a letter to James S. Goldman, Esq., of the SEC's Boston Regional Office, enclosing a memorandum that described in detail the negative impact of the change in methodology and the reasons Copley's original reserve methodology was in the best interests of the shareholders (the "November 2008 Memo"). (A copy of the November 19, 2008 letter, with its enclosures, is annexed hereto as Exhibit E.) Among other things, the letter explained that Copley's change in methodology to a full liquidation value accrual in calculating the Fund's per share NAV had resulted in misleading and inconsistent financial statements that did not reflect the fair or accurate value of the Fund's shares. The letter also enclosed a proposed Prospectus Supplement that would provide disclosures to the shareholders necessary for their consideration of the risks associated with this methodology. We understand that correspondence was shared with the Division.

Copley has not received a substantive response to the November 19, 2008 letter to Mr. Goldman. In February of 2009, Copley was informed by Mr. Goldman that the investigation of the Fund had been reassigned to Lawrence Pisto, Esq., also of the Boston Regional Office. Thereafter, the Staff took testimony of, among others, Irving Levine and Copley's outside accountant, Roy Hale.

On October 5, 2009, Mr. Henry sent a letter to Mr. Pisto to follow up on a prior telephone conversation to inquire about the status of the investigation. With that letter, Mr. Henry re-submitted the November 2008 Memo and proposed Prospectus Supplement. (A copy of Mr. Henry's October 5, 2009 letter, with its enclosures, is annexed hereto as Exhibit F.) As detailed therein, Mr. Henry argued that a certain degree of flexibility is appropriate under GAAP and FAS accounting standards and under the SEC rules, and that such flexibility was warranted here. Further, Mr. Henry reiterated Copley's willingness to provide transparent disclosures to its investors and requested a meeting with the Staff.

Our understanding is that the requested meeting did not take place. Instead, in a December 2, 2009 letter, the Division responded to Mr. Henry's October 5 letter and asserted that Copley had provided neither any new arguments not previously considered by the Staff, nor any "changes in the Company's circumstances that might cause reconsideration of [the Staff's] original position." (A copy of the December 2, 2009 letter is annexed hereto as Exhibit G.) In that letter, the Division informed Copley that it would again recommend immediate enforcement action if Copley were to submit financial statements that did not comply with ASC 740 (which codified FAS 109) by using the methodology required by the Staff.

On March 5, 2010, Kevin Kelcourse, Esq., Assistant Regional Director from the Boston Regional Office, informed Mr. Henry by letter that the investigation of Copley and Mr. Levine was officially completed and that the Staff would not recommend enforcement action. Thus, the investigation closed without any penalties. Nonetheless, Mr. Kelcourse's letter reiterated that if Copley did not comply with the requirements of FAS 109 and/or re-codified ASC 740, the Division of Enforcement would recommend enforcement action by the Commission. (*See* Exhibit H.)

Following the closing of the investigation, Copley and its counsel engaged in further communications with the Staff in an effort to reach a mutually acceptable resolution of this issue. For example, on July 15, 2010, Mr. Henry exchanged e-mails with Kevin Rupert of the Division's Staff concerning proposed modifications to Copley's financial statements. In that exchange, Mr. Rupert acknowledged the unique structure of the Fund, stating that, "While we have been firm on not permitting footnotes, *this fund has really unusual tax issues*, and for this reason an explanatory footnote *might* be permitted – but I make no promises." (Exhibit I (emphasis added).)[2]

Finally, on September 28, 2011, Copley, through its counsel, David Faust, Esq., sent the Division the request for no-action assurance referenced earlier. The September 28 Letter explained in detail why the use of the Staff's full liquidation value methodology is inappropriate given the unique nature of the Fund, is inconsistent with its investment philosophy, policy and practice, has led to misleading financial statements and reporting that understates the amount of assets under management and does not represent the true value of the Fund's shares. (*See* Ex. A.) Moreover, Mr. Faust explained that the Commission's refusal since 2007 to permit Copley's management to exercise any discretion with respect to deferred tax accounting differed from its treatment of Weyerhaeuser Corporation, which apparently had been permitted to depart from a literal reading of a required tax accounting provision. Indeed, as more fully explained below, the Commission's position with respect to Weyerhaeuser and other similarly situated companies contradicts its position with respect to Copley.

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[2] The Staff apparently did deviate from its normal practice of not permitting footnotes, as Copley's semi-annual shareholder report for the period ended August 31, 2010, includes footnotes to its financial statements clarifying the nature of the deferred tax liability. (*See* Ex. J.)

B. **Summary of Copley's Arguments**

Copley believes it would be useful to summarize briefly the arguments the Fund has previously presented to the Staff and which it believes continue to support its position.

1. The Fund is unique.

Copley is a C Corporation, and not a RIC. Although the Fund has some of the characteristics of a RIC, unlike one, up to 70% of the dividend income received, or 70% of the taxable income of the Fund, whichever is less, is exempt from federal taxation under the Internal Revenue Code. The remaining 30% of the Fund's income is taxable. Unlike most funds, the taxable income generated by the Fund is not passed on to the shareholders. Furthermore, contrary to most other funds, Copley has maintained a strategy of not distributing dividends and capital gains to shareholders, but rather, accumulating them within the Fund and then adding them to the value of each share on a daily basis. Shareholders, therefore, are able to defer dividend and capital gains taxes until redemption.

To the knowledge of Copley's management, it is the only U.S. open-end mutual fund that operates in this manner. The Division has, in fact, acknowledged the unique tax structure of the Fund. (*See supra* at 5 and Ex. I.)[3] As a result of this method of operation, the risk of Copley incurring a tax liability in excess of the reserve established by the Board is exceedingly remote. Concomitantly, a strict application of FAS 109 to require a full liquidation value deferred tax liability affects the Fund disproportionately because, unlike a typical C Corporation whose shares are valued by the market, Copley is required to calculate its price daily with respect to its redeemable shares.

Thus, the Division's methodology puts Copley at a decisive disadvantage relative to its peer funds because it artificially deflates the Fund's NAV and thereby unfairly makes it appear to the investing public to be a less attractive investment opportunity compared to its competitor funds.

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[3] Although in its 2007 Comment Letter (*see* Ex. B), the Staff referred to two other investment companies that have not elected RIC status but record a deferred tax liability, Tortoise Energy Capital Corp. and Kayne Anderson MLP Investment Company, as Copley explained in the November 2008 Memo, both are easily distinguishable from Copley because, among other things, they are closed-end funds. (*See* November 2008 Memo at Ex. E, p. 11, n. 4.)

2. <u>The Staff's mandated methodology leads to misleading financial accounting</u>.

Beginning in 1992, Copley implemented a policy of regularly monitoring the Fund's potential income tax liability on unrealized gains and accruing a reserve that corresponded with the anticipated actual liability. The estimate of the Fund's future liability was based on factors that included anticipated redemptions beyond the ability of the Fund to cover, the Fund's investment strategy and track record of holding dividend paying stocks for the long term, and the fact that the entire deferred liability would be due only in the unlikely event the entire portfolio were liquidated. (*See* November 2008 Memo, at Ex. E, for a more detailed explanation of the reserve methodology.) During the entire period in which the Board employed this methodology, the reserve was never used. (*See* November 2008 Memo at 5.)

The Fund's use of the Staff's mandated methodology, under which it records the entire deferred tax liability, has led to a materially misleading reported NAV since 2007. This result derives from the facts that it (i) does not accurately reflect Copley's investment policy and practice of long-term holdings of its positions; (ii) understates the amount of invested assets actually under management on which gains or losses are actually realized; and (iii) overstates the Fund's operating expense ratio (by including as expenses deferred taxes, which are not actual or realized operating expenses). (*See* Ex. A at 2-4.)

Copley submits that it is in the best interests of the Fund's shareholders to reserve for deferred tax liability in a manner that allows the per share NAV to reflect better the true value of the Fund's shares. As Copley has always assured the Staff, if permitted to do so, it will provide full transparency to investors by, for example, including in its prospectus a clear explanation of the differing effects in pricing, as calculated using the reserve method and the full liquidation value methods. (*See, e.g.*, Ex. E; Ex. F.)

Copley recognizes that the SEC may be reluctant to permit its management unfettered discretion to calculate the appropriate reserve and that it may have concerns that Copley, through its prior methodology, may have overstated the value of its shares. Without conceding the validity of those concerns, the Fund is prepared to address this issue and to propose an acceptable resolution. Accordingly, in Section C, below, Copley sets forth a new methodology, whereby the Fund will calculate the reserve using a pre-set formula that it believes will be acceptable to the Commission and should allay any of its concerns.

3. Copley is willing to convert to a RIC.

As explained in more detail in the memorandum initially provided to the Staff in November of 2008, Copley has advised the Staff of its willingness to convert to RIC status in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred income taxes it has recognized. (*See* Ex. B at 5-6; November 2008 Memo at Ex. E, pp. 6-8.) As discussed more fully, *infra*, at 14, conversion to a RIC would be analogous to the restructure and tax treatment sanctioned by the SEC with respect to other entities.

4. Copley's "reserve" methodology is consistent with the ICA Rules.

Rule 22c-1 promulgated under the ICA requires open-end funds to issue and redeem shares "at a price based on the current net asset value of such security…." In turn, the rules define "current net asset value" as the "amount which reflects calculations, whether or not recorded in the books of account, made substantially in accordance with the following, *with estimates used where necessary or appropriate*." ICA Rule 2a-4 (emphasis added). As set forth in more detail in the September 28 Letter, these rules, when read together, do not require the price of the Fund's shares to be exactly the same as its NAV. (Ex. A at 2.) Copley's issuance and redemption of shares based on a NAV that reflects a management determined tax reserve, therefore, does not violate the ICA Rules.

5. Copley's "reserve" methodology is permissible under GAAP.

The Staff has argued that a management established reserve, rather than a deferred tax liability reflecting the full liquidation, would violate GAAP, and specifically FAS 109 and re-codified ASC 740. The reserve methodology, however, is actually more consistent with the assumptions, constraints and conventions underlying GAAP than the full liquidation value methodology. For example, under GAAP, there is an assumption that a business will continue to operate as a going concern. (*See, e.g.*, Accounting Research Bulletin 43, Chapter 3: Working Capital, Section A, stating "It should be emphasized that financial statements of a going concern are prepared on the assumption that the company will continue in business."). The Staff's liquidation value method, by contrast, assumes the Fund will close, be sold or entirely liquidated *en masse*. The use of the liquidation value method also contradicts the principles of realization/revenue recognition and matching by effectively transforming a contingent liability into a full, current, realized liability and failing to match current revenue and assets with correct, actual liabilities. Lastly, the use of the liquidation value method is contrary to the principle of adequate disclosure underlying GAAP, in that it presents financial statements that are effectively misleading because they do not accurately convey the true value of Copley's shares. (*See* November 2008 Memo, at Ex. E, p. 10.)

Even assuming, *arguendo*, that the Fund's proposed reserve methodology would depart from ASC 740, GAAP does allow for certain flexibility where, for instance, the strict adherence to GAAP appears unreasonable under the circumstances and/or would produce unreasonable results. The Commission has appropriately recognized this concept. (*See* November 2008 Memo at Ex. E, p. 11, n.5, citing the Commission's issuance of rules even for the use of non-GAAP financials, Release No. 33-8176, 34-17226 (January 22, 2003).) Further, as discussed in Copley's October 5, 2009 letter to Mr. Pisto (Ex. F), the Commission submitted to Congress in 2008 a report on mark to market accounting in which it presented recommendations that suggested the appropriateness of discretion and flexibility, including the application of "judgment" in making market price decisions. Here, the use of the full liquidation value method has produced a skewed and unreasonable result – Copley's per share NAV does not reflect the realistic value of the Fund – and, therefore, such flexibility is warranted.

6. <u>The Commission has permitted management discretion with respect to GAAP and tax accounting provisions.</u>

We understand from prior correspondence that the Staff apparently has adopted the position that ASC 740 does not allow for *any* discretion or flexibility with respect to accounting for deferred tax liability. There is, however, evidence to the contrary, as the SEC has permitted certain flexibility to depart from a strict interpretation of GAAP or other tax accounting provisions where doing so would lead to more accurate reporting.

<u>First</u>, we are aware of at least two entities – Weyerhaeuser and American Tower Corp. – that recently converted from C Corporations into real estate investment trusts ("REITs") and, in doing so, have exercised discretion with respect to accounting for deferred tax liabilities. Upon conversion to REIT status, those entities would be subject to a tax on any "built-in gains" that had accrued as of the conversion date if they recognized gains on the disposition of any assets owned at the time of the conversion during the 10-year period following the conversion. Nonetheless, both Weyerhaeuser and American Tower have not accounted for deferred tax liabilities associated with such "built-in gains" – presumably concluding that their likelihood of disposing of such assets within the 10-year recognition period is exceedingly remote. (*See also* discussion of Weyerhaeuser in the September 28 Letter at Ex. A, pp. 7-8.)

To our knowledge, the SEC has not challenged the approaches of either Weyerhaeuser or American Tower. Notably, the conversions to REITs by Weyerhaeuser and American Tower took place in 2010 and 2012, respectively – years *after* the Commission mandated that Copley *not* exercise any management discretion with respect to its deferred tax liability accounting. Although the Fund's situation is not entirely equivalent to that of Weyerhaeuser and American Tower, it is sufficiently analogous because like those entities, Copley is seeking to exercise discretion not to account for the full amount of liabilities that are contingent and exceedingly remote. Copley does not understand the SEC's justification for prohibiting it from exercising similar management discretion, but later permitting Weyerhaeuser and American Tower to do so. Put differently, Copley submits that the SEC's interpretation of ASC 740 as applied to the Fund is fundamentally inconsistent with the deferred tax liability accounting of these two REITs.

Second, in at least one instance, the SEC has granted no-action relief permitting an investment company to present its financial statements in a manner that would have been prohibited under a strict interpretation of GAAP. In April of 2008, the Division assured Fidelity Investments that it would not recommend enforcement action against a Fidelity registered investment company called the Gold Portfolio if it consolidated its financial statements with those of its subsidiary, Fidelity Select Gold Cayman Ltd. *See* Response of the Office of Chief Accountant of the Division of Investment Management to Fidelity Investments, 2008 SEC No-Act. LEXIS 459 (Apr. 29, 2008).

Under a technical reading of the ICA, the subsidiary might not have been considered an investment company because it was only invested in commodities, which are not considered "securities." *Id.* at *10. Therefore, the Gold Portfolio technically was not permitted to consolidate its financial statements with the subsidiary, pursuant to GAAP and Rule 6-03(c)(1) of Regulation S-X, which preclude consolidation by a registered investment company with an entity that is not an investment company. *Id.* at *4-*5. The Division, however, accepted Fidelity's argument that notwithstanding those regulations, it would be appropriate to consolidate the financial statements of the subsidiary into the Gold Portfolio because it would give shareholders a "more accurate picture" of the portfolio and its structure. Specifically, the subsidiary was authorized to invest in securities, would operate as an investment company for all relevant purposes, and was established to act as an investment vehicle for the Gold Portfolio. *Id.* at *5, *15. Copley, likewise, should be permitted flexibility to depart from a strict interpretation of GAAP by formulating a reserve for deferred tax liability that leads to a per share NAV that better, and more accurately, reflects the true value of the Fund's shares to the investing public.

For all of the reasons summarized here (and others more fully articulated in the attached Exhibits) Copley requests that the Division accept the Fund's proposal regarding its accounting for its deferred tax liability for unrealized gains and issue a final order granting such relief.

C. Copley's New Proposal

In addition to the arguments which Copley has previously advocated, Copley now submits the following two new proposals that, given Copley's circumstances, would result in a fairer and more accurate disclosure to the investing public, together with a more equitable outcome.

1. Reserve Formula

The Fund proposes to accrue a deferred tax liability that fairly and accurately reflects a realistic tax liability, and which addresses the issues regarding the ability to meet redemptions at a NAV that does not include a tax reserve that assumes full liquidation. Accordingly, the Fund proposes to accrue a defined tax liability using one of the following two formulas, each of which is fully transparent.

(a) Alternative 1

- At the end of each calendar quarter, the Fund will calculate its average historical turnover rate over the previous five, or even ten, years. In calculating its NAV on a daily basis, Copley will use a tax reserve calculated at a tax rate equal to a percentage of the statutory corporate tax rate determined at four times the average historical turnover rate. The historic, average five-year turnover rate of the Fund for the period from February 29, 2008 through February 29, 2012 was 2.31%; the average ten-year turnover rate is 2.28%. (*See* Portfolio Turnover Rate chart annexed hereto as Exhibit K.) Thus, for example, if the unrealized gain at the close of business is $50,000,000, the deferred tax liability under the full liquidation value approach would be $17,500,000. Under either the historical, five-year rate of 2.31% or the historical ten-year rate of 2.28% (both rounded to 2.5%), Copley would set a reserve at four times that 2.5%, or 10%, of the $17,500,000, *i.e.*, $1,750,000. Based on these actual average historical rates, Copley respectfully submits that any multiple of four times allows for a reasonable and adequate tax reserve.

- This formula obviously would be independent of any unfettered discretion of the Fund's management. Rather, it would reflect, in a most conservative manner, the average historical turnover rate of the Fund and, therefore, the lack of need for – or propriety of – a "full" or "liquidation based" tax reserve.

- Under this scenario, the Fund would ensure that even if it receives requests on any given day which would require sales of investment assets at a rate *four times* in excess of its historical rates – a high number based on a 20-year historical track record – it will be able to accommodate such requests.

(b) Alternative 2

- At the end of each trading day, the Fund will determine the highest daily redemption of its shares (as a percentage of shares outstanding) during the previous five years. In calculating its NAV on a daily basis, Copley will use a tax reserve calculated at a tax rate equal to a percentage of the statutory corporate tax rate determined at four times the highest daily redemptive rate. For example, if the unrealized gain at the close of business is $50,000,000, the deferred tax liability under the full liquidation value approach would be $17,500,000. If the historically highest daily redemptive rate of the Fund were 2%, Copley would set a reserve at four times that 2%, or 8%, of the $17,500,000, *i.e.*, $1,400,000. This formula, likewise, would be totally independent of the unfettered discretion of the Fund's management. It would reflect, in a most conservative manner, the historically low redemptive rate of the Fund and, therefore, the lack of need for – or propriety of – a "full" or "liquidation based" tax reserve.

- To put this alternative into perspective, the highest daily redemption in the history of the Fund since inception was $1,000,000, which represented approximately 23,260 shares or approximately 1.6% of the total outstanding shares on the date of redemption. The redemptions were effected with no problem.

- Under this scenario as well, the Fund would insure that even if it receives redemption requests on any given day that are *four times* greater than its historically highest redemption – an inconceivably high number based on a 20-year historical track record – it will be able to accommodate such redemptions.

Either alternative will assure investors in the Fund the ability to redeem their shares at the stated, accurate NAV, thus addressing any concerns that the SEC may have previously harbored.

(c) Further Safety Valve

In any event, under Section 22(e) of the ICA, the Fund need not redeem all such shares on the day such requests are received, but instead has seven days to redeem them. The Fund has never failed to redeem on the day requests are made. Although the Fund expects to continue to honor all redemption requests on the day requested, it notes that Section 22(e) provides an additional safety valve.

Copley does not believe it is a cogent objection to its proposal to say that if more than 8% of the shares are redeemed on one day, then the NAV will somehow be overstated due to an insufficient deferred tax liability. In such case, the Fund would seek relief from the Staff and/or could postpone some redemptions to the next day, or for several more days, or for an appropriately longer period, in which case the NAV on those later days would be adjusted to reflect any updated deferred tax liability. Again, the Fund would be following traditional and accepted industry practice, since hundreds or thousands of funds would in fact defer some redemptions if these requests reached 8%. If they did not, they would have to dispose of assets at a material discount, resulting in an apparently overstated NAV. As discussed above, a fund is presumed under GAAP to be a going concern that will continue in business. (*See* ARB 43.) In other words, the regulatory framework of the fund industry, which promises investors liquidity at a stated NAV, is founded on the premise that there will be an orderly process for large redemptions all at once.

For example, if all the investors in Vanguard's S&P 500 Index requested redemptions at the same time, they would, even with a wait of seven days, receive a fraction of their expected NAV, if a distressed liquidation were mandated. Of course, either Vanguard would implement gating procedures or the SEC would be expected to provide relief by allowing for a more orderly liquidation in such instance; the core point regarding the assumptions of the regulatory scheme still holds.

Copley believes that such a sophisticated approach is appropriate given the unique status and history of the Fund and, in particular, given the treatment apparently afforded to Weyerhaeuser and American Tower, both of which have excluded deferred tax liabilities relating to assets whose sale is considered remote. Copley's alternative rational formulas similarly take into account the fact that the accrual of the full deferred tax liability under the liquidation value methodology would be exceedingly remote. The Fund believes that the Commission has a regulatory obligation to provide Copley with equal treatment.

The Division simply has not addressed the issue of this disparate treatment. If the Division's response to the Fund in its September 26, 2007 letter were applied to Weyerhaeuser and American Tower, those companies would have to accrue a deferred tax liability calculated by assuming a liquidation of all their assets. These companies are not special purpose vehicles restricted by covenants designed to limit borrowings ("bankruptcy remote vehicles"). Thus, for example, they may borrow, become overleveraged and have to sell assets. Additionally, they may encounter environmental or other operating liabilities, be subject to large legal claims and be forced to sell assets. Nonetheless, the Commission apparently has taken the position that the prospect of such a disposition of assets is sufficiently remote to warrant a deferred tax liability that assumes there will be no such sale. The Fund respectfully submits that it is likewise entitled to such treatment.

2. Board Resolution to Convert to RIC Status

As discussed above, the Fund has long contemplated conversion to a RIC in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred incomes taxes it has recognized. To ensure that this occurs as first contemplated by the Board years ago, the Fund has recently enacted new Board resolutions confirming its intent and detailing how and when this RIC conversion shall occur. A redacted copy of the Board minutes adopting the Resolutions, on March 23, 2012, is annexed hereto as Exhibit L.

The resolutions (Ex. L) provide that if the deferred tax liability, as computed under the proposal described above, reaches an amount equal to 10% of Pre-Tax NAV, defined as the NAV of the Fund plus an amount equal to Copley's deferred tax liability as of the end of such trading day, the Fund will convert to a RIC for tax purposes. Upon such conversion, there would be a further parallel with Weyerhaeuser and American Tower, since those companies have converted from C Corporation to REIT status and have assumed they will not sell assets so as to recognize built-in gain for 10 years, and the Fund will be making the same (or a parallel) conversion and assumption. The Fund, however, will continue to accrue a deferred tax liability in excess of the assumptions employed by Weyerhaeuser and American Tower, as certain asset sales sufficient to support redemptions of the Fund's shares will be assumed. The Fund, unlike Weyerhaeuser and American Tower, does have explicit restrictions on its permitted leverage under the ICA, and is, for all practical purposes, a bankruptcy remote vehicle. Thus, if anything,

BLANK ROME LLP
COUNSELORS AT LAW

the Fund's tax accrual proposal is far more conservative than the practices of Weyerhaeuser and American Tower that are currently sanctioned by the Commission.

* * * * *

Based on the foregoing law, facts and arguments, and those set forth in the Exhibits annexed hereto, Copley submits that its use of a formulaic reserve in accounting for deferred tax liability, and the Fund's new proposals, will satisfy any concerns the Division and/or the Commission may have. Additionally, the alternative formulas presented herein would substantially mitigate the misleading effects of the full liquidation tax reserve calculations currently being employed, as more fully set forth at pages 6 to 9, *supra*. As the Staff previously has recognized, the Fund, like Weyerhaeuser and American Tower, has a unique investment philosophy and operation and, therefore, requires novel, but equal, treatment.

Literally for years, Copley has presented multiple legitimate arguments in support of its position that the Fund and its investors have been treated unfairly given the acknowledged, unique circumstances. And while the Staff has been receptive to a courteous dialogue on these points – including a lengthy conference call with numerous Division personnel last Fall – it has yet to provide any written explanation regarding the Fund's multiple proposals and the conclusion that they would not result in a more reasonable, accurate and equitable result for both Copley and the investing public. Nor has the SEC explained its apparently disparate treatment of Weyerhaeuser and American Tower, and Copley, with respect to permitting certain management discretion under ASC 740. As a result, Copley respectfully requests that the Division address its prior arguments, as well as the new proposals set forth in this letter, in a final order.

We look forward to your favorable response. If you have any questions, or if we can be of further assistance, we would welcome the opportunity to discuss these issues further with you and/or your Staff.

Very truly yours,

PHILIPPE SALOMON

Enclosures

cc: David I. Faust, Esquire (w/attachments)

EXHIBIT A

FAUST OPPENHEIM LLP
ATTORNEYS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

WRITER'S DIRECT E-MAIL
davidfaust@frolaw.com

TELEPHONE (212) 751-7700
FACSIMILE (212) 371-8410

September 28, 2011

VIA CERTIFIED MAIL
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re: The Copley Fund, Inc.
Request for No-Action Assurance

Ladies and Gentlemen:

We write on behalf of the Copley Fund, Inc., a corporation organized under the laws of the State of Nevada and a registered investment company under the Investment Company Act of 1940, as amended (the "ICA") ("Copley Fund"). Copley Fund seeks assurance from the staff of the Division of Investment Management that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if Copley Fund (1) prepares and issues financial statements using a reserve for taxes on unrealized gains based on management's estimates, rather than on the assumption that all assets with unrealized appreciation would be sold at current prices and/or (2) issues and redeems shares based on current net asset value as so determined with an explanation of the calculation and a comparison of the differences between such calculation and the calculation of net asset value with a reserve for taxes on all unrealized appreciation.

We make this request based on (i) Copley Fund's clear investment policies which have been consistently applied since inception, (ii) explicit language in the applicable regulations which provide for exceptions to fixed rules and permit estimates where necessary or appropriate and (iii) the overriding policy of the federal securities laws to promote, if not require, full and accurate disclosure of all material information.

Factual Background

Copley Fund is a regular corporation (C corporation). Like a Regulated Investment Company ("RIC"), Copley Fund seeks to earn dividend and interest income as well as capital gains. Unlike a RIC, Copley is entitled to use the dividends received deduction whereby up to 70% of the dividend income received, or 70% of the taxable income of Copley Fund, whichever is less, is exempt from federal taxation. The remaining taxable income (whether derived from dividends, interest or capital gains) is taxed to the Fund at a current federal tax rate of 35%. Dividends, interest income and capital gains are not distributed, but rather are accumulated within Copley Fund and are added to the value of each share on a daily basis. Copley Fund's portfolio securities are all highly liquid and are marked to the market daily. Any increase or decrease in value is reflected in the per share price, which is publically available after the close of business every day on which The New York Stock Exchange is open.

Share Price "Based" on NAV

Pursuant to Rule 22c-1 of the ICA open end funds, like Copley Fund, are required to issue and redeem shares "***at a price based on the current net asset value of such security…" (emphasis added). Current net asset value is defined as "***amount which reflects calculations, whether or not recorded in the books of account, made substantially in accordance with the following, with estimates used where necessary or appropriate" (emphasis added). ICA Rule 2a-4. Rule 2a-4(a)4 provides that in calculating "current net asset value" for use in computing the current price of redeemable securities: "Appropriate provision shall be made for federal income taxes if required" (emphasis added). Rule 2a-4(a)(4) does not define "if required."

The above two Rules, read together, do not explicitly require sales or redemptions at "net asset value." Rule 22c-1(a) requires sales or redemptions to be at a price based on current net asset value. Rule 2a-4(a)4 provides for how to calculate net asset value for use "in computing periodically the price the current price for the purpose of" sales and redemptions. Using "net asset value" to compute a price is not the same as requiring net asset value to be the price. One obvious accepted variation is that commissions and other charges may be added to sale prices and deducted from redemption prices, if fully and accurately disclosed.

There is no explicit requirement in the above two Rules to use GAAP, but the Commission has required GAAP in financial statement reporting by registered investment companies. We suggest that, in the case of Copley Fund, for the reasons set forth below, the Commission should permit Copley Fund to (1) prepare its financial reports and/or (2) issue and redeem shares based on a net asset value calculation which reflects, a management determined tax reserve, so long as there is transparency in explanation as to how the tax reserve and the share price is determined.

Copley Fund seeks to price its shares based on a net asset value calculated with a management estimate of its liability for federal income tax on unrealized appreciation, not on the assumption that the tax reserve should be calculated at a 35% tax rate on all unrealized appreciation. Based on Copley Fund's investment strategy and decades long history of long-term holding of its underlying securities, a tax reserve calculated at a 15% tax rate is more descriptive of Copley Fund's actual need for such a reserve (see below for a further description of the tax reserve issue). We suggest, if you so permit, that the prospectus contain an explanation of the difference in pricing calculated at each tax rate to maximize transparency to investors. See below for an example of the illustration and explanation:

Tax Reserve

Requiring Copley Fund to reports its net asset value with a 35% reserve for federal income tax on unrealized gains, and then requiring Copley Fund to issue and redeem shares based on that calculation is materially misleading for three reasons.

First: It does not accurately reflect Copley Fund's decades long investment policy and practice. Copley Fund's investment policy and practice includes long-term holding of its investment positions. Its federal income tax liability from inception, expressed as a percentage of earnings are as follows:

Year Ended	Tax reserve as % of total assets using SEC mandated tax reserve	Tax reserve as % of total assets using management determined tax reserve
2/28/2011	20.25%	1.26% (Assuming a management determined tax reserve of $1M)
2/28/2010	18.11%	1.45% (Assuming a management determined tax reserve of $1M)
2/28/2009	15.67%	1.56% (Assuming a management determined tax reserve of $1M)
2/29/2008	20.13%	1.15% (Assuming a management determined tax reserve of $1M)
2/28/2007	20.75%	0.92%
2/28/2006	19.31%	1.00%
2/28/2005	18.48%	1.04%

The effect on the price at which Copley Fund may issue and redeem shares is as follows:

Year Ended	Share Price NAV – Tax reserve @35%	Share Price NAV – Management Determined tax reserve
2/28/2011	$46.27	$57.31
2/28/2010	$40.21	$48.39
2/28/2009	$35.80	$41.81
2/29/2008	$44.07	$54.56
2/28/2007	$43.71	$54.67
2/28/2006	$38.17	$46.86
2/28/2005	$36.12	$43.88

Second: Calculating net asset value after deduction of an unrealistic "reserve" materially understates the amount of assets actually under management, and thereby overstates investment results as a percentage of assets. The following chart indicates the misleading results.

Year Ended	Gain/Loss	Investment results using SEC tax reserve	Investment results with management determined tax reserve
2/28/2011	$8,364,758	13.26%	10.71%
2/28/2010	$6,583,992	11.71%	9.73%
2/28/2009	($12,450,117)	-22.14%	-19.83%
2/29/2008	$2,418,380	3.48%	2.81%
2/28/2007	$12,198,111	17.57%	14.04%
2/28/2006	$4,815,279	7.92%	6.45%
2/28/2005	$7,715,251	13.00%	10.70%

Third: Calculating net asset value after deduction of an unrealistic "reserve" materially overstates Copley Fund's operating expense ratio.

For the fiscal year ended February 28, 2011, the Fund's ratio of total annual operating expenses to average net assets, using the Commission staff mandated reserve, was 7.96%. This ratio includes deferred income taxes and does not include an investment advisory fee waiver (also per the Commission Staff's requirement). Without including these deferred taxes, which are not an actual operating expense of the Fund, and including the investment advisory fee waiver, the ratio would be 1.95%. Management believes this ratio is more appropriate for comparison to other funds.

Year Ended	Expense ratio using SEC tax reserve	Expense ratio using mgnt determined tax reserve
2/28/2011	7.96%	1.95%
2/28/2010	5.54%	1.70%
2/28/2009	1.58%	1.35%
2/29/2008	1.56%	1.25%
2/28/2007	5.90%	1.13%
2/28/2006	3.01%	1.21%
2/28/2005	3.82%	1.15%

Discussion

GAAP is intended to provide a principled framework by which financial transactions are recorded in an accurate, consistent, manner permitting comparability with prior years information and with statements prepared by other comparable entities. Those objectives are best served by permitting fully and fairly disclosed management judgments to be used when particular facts and circumstances warrant a departure from a literal application of a guideline or principle, e.g., where a literal application would be misleading.

Financial reporting should not be a simple "check the box" exercise; it should provide useful information for making informed business and economic decisions. To be useful, financial statements must be reliable. To be reliable they should be verifiable, neutral, unbiased and represent what really happened or existed during the period or on the date as of which they speak. They also should be comparable i.e. prepared in a similar manner to comparable businesses, tailored to individual circumstances which are fully and fairly disclosed. To the best of our knowledge, there are no other registered investment companies structured or operating like Copley Fund, so the most relevant comparisons are to Copley Fund's own prior reports. This makes it all the more important that deviations in measured outcomes from period to period for Copley Fund should be the result of deviations in performance, not changes in methods.

Pursuant to staff comments received in connection with Copley Fund's updating amendment to its registration statement filed on June 6, 2008, Copley Fund was required to file an amended N-CSR/A which contained a "Restated Annual Report to Shareholders." This restatement covered much of Copley Fund's historical financial information including average annual returns, the per share value table and the financial highlights table.

Prior to this required restatement, Copley Fund's financial statements were completely within the basic framework and objectives of GAAP. The PCAOB examined the Fund's financials and report thereon for the period ended February 28, 2006 and issued an affirming clean report thereon. The financials had been prepared in a consistent manner for 30 years. They were useful because they enabled informed decision making by an investor or prospective investor since they clearly and correctly set forth results for the periods covered by the reports. They were reliable because they were verifiable and the information accurately represented results from a historical perspective, consistently reported. This changed dramatically in 2008. Copley Fund's actual NAV per share at February 28, 2007 was $54.67 and it was reported as such in the Fund's Annual Report of even date. Yet, the Restated Annual Report for the period ended February 29, 2008 reflects a per share value for that same date (February 28, 2007) of $42.54. This simply did not reflect actual results, was not consistent with prior years' reporting and thwarted comparability with prior years.

The foundation of GAAP consists of basic assumptions, basic principles, basic constraints and modifying conventions. Some of these are particularly relevant herein.

Assumptions: Going Concern Assumption: This assumption assumes that a business will continue operating and will not close or be sold.

Principles: Adequate Disclosure: This principle states that all pertinent information should be fully disclosed and in understandable form.

Constraints and Modifying Conventions. The modifying conventions include Application of Judgment – an accountant may, indeed should, tailor GAAP to fit specific varied circumstances if the result is reasonable under the circumstances, especially when the strict adherence to GAAP will produce unreasonable results. Assuming arguendo that the use of the reserve method to determine an appropriate reserve for taxes is a "departure" from GAAP, it certainly appears reasonable under the circumstances relevant to Copley Fund, where the use of the theoretical "full liability" accrual method produces a misleading result, i.e., a per share net asset value which does not reflect the realistic net assets of the Fund, distorts performance and expense ratios, and disables redeeming shareholders from receiving their fair proportionate share of Copley Fund assets.

Copley Fund is unique. To its knowledge, it is the only registered investment company which is a C corporation for federal tax purposes. As an open-end registered investment company, Copley Fund's share price is based upon a mark to market NAV as opposed to a value based on supply and demand for its shares. If Copley Fund were permitted to revert to its pre-2008 method of determining its tax reserve with full disclosure, as now requested, prospective investors would know what it costs to buy a share and investors would know what they would get by redeeming a share, with the assurance that they were getting a fair and fully transparent price on purchase or redemption.

If Copley Fund's methodology is applied consistently, as it was in the past (pre 2008), and is fully disclosed all shareholders and prospective shareholders through ample disclosure, comparisons with other mutual funds will be facilitated and will not result in overstated performance, by understating the amount of investable assets which are "at work" to produce income or loss or by grossly misleading reported expense ratios. For this reason alone the use of a reserve method falls well within the judgment parameters of GAAP.

While Copley Fund believes that its pre 2008 financials historically were compiled and presented in accordance with GAAP, the modifying conventions make clear that GAAP is not "carved in stone" and that variations are made and considered acceptable. If nothing else, GAAP and FAS 109 are not clear on the appropriate calculation of a tax accrual particularly in view of the fact that the "inherent assumption" underlying FAS 109 is not present given the particular circumstances of the Fund.

CONCEPTS OF FAIR VALUE

Copley Fund is currently valued at its liquidation value. Simply put, this does not represent the fair value of the Fund's shares. It ignores reality and misstates the assets of the Fund.

Utilization of a full liquidating value accrual method is contrary to the basic "going concern" assumption of GAAP that Copley Fund will continue operating and will not precipitously liquidate all of its security positions. The use of the full liquidating value method in Copley Fund's circumstances makes the exact opposite assumption, that all portfolio securities will be liquidated as at the end of each reporting period. This simply is not the case and is therefore unrealistic and misleading.

On September 30, 2008, the SEC's Office of the Chief Accountant issued a press release (2008-234) which addressed fair value accounting stating that "(t)he current environment has made questions surrounding the termination of fair value particularly challenging for preparers, auditors, and users of financial information". While not precisely on point, the concepts addressed in the release are applicable to this request. The release makes clear that Management's internal assumptions can be used to measure fair value. It acknowledges that the determination of fair value often requires significant judgment, particularly in unusual or atypical circumstances. The release also concludes that clear and transparent disclosures are critical to providing investors with an understanding of the judgments made by management.

An example of where the Commission accepted a management determined departure from a strict, literal reading of a "required" tax accounting may be found with Weyerhauser Corporation, ("WY"). In 2010, WY converted from a "C" corporation to a real estate investment trust ("REIT").

Paragraph 28 of SFAS No. 109, *Accounting for Income Taxes*, (ASC 740), provides, in part, that, "...an enterprise's tax status may change from...taxable to non-taxable....A deferred tax liability or asset shall be eliminated at the date an enterprise ceases to be a taxable enterprise....The effect of an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary....The effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations..."

Treasury Reg. Sec. 1.337(d)-7(a) provides that if property owned by a "C" corporation becomes the property of a REIT in a conversion transaction, then "Sec. 1374 treatment" will apply unless the "C" corporation elects "deemed sale" treatment with respect to the conversion transaction. Apparently, WY did make a Section 1374 election. Therefore, if WY, during the 10-year recognition period commencing on the conversion date, recognizes gain on the disposition of assets owned at the time of its conversion, it will be taxed on such gain (to the extent the gain had "economically accrued" as of the conversion date) at the highest marginal corporate tax rate.

Nevertheless, WY eliminated its deferred tax liabilities accumulated as a result of certain "taxable temporary differences", primarily resulting from differences between the carrying amount and tax basis of its depreciable property, as of the first day of the first taxable year for which its REIT election became effective. Therefore, WY must have concluded that the likelihood of its disposing of its built-in gain assets prior to the expiration of the recognition period was exceedingly remote and, accordingly, chose to eliminate its deferred tax liabilities based on this judgment. Apparently, the Commission has not challenged WY's position. We request that Copley Fund be afforded similar flexibility to exercise judgment in determining its tax reserve. In light of Copley Fund's record and longstanding policies, its management should be permitted to accrue and report an estimated deferred tax liability rather than a "mechanical" one. This would more fairly present Copley Fund's financial position and its results of operations and avoid the misleading reporting described above.

Copley Fund believes that it has demonstrated a clear and compelling rationale as to why the use of the Board's reserve accrual methodology best represents a fair value for its shares. It also believes that the disclosures made in the attached proposed Supplement to the Fund's Prospectus provides clear and transparent disclosures with respect to both the methodology and rationale used by the Board as well as the risks inherent therein.

The static application of an accounting concept (FAS 109 treatment of a deferred tax liability) that is equivalent to liquidation accounting serves to undervalue the true financial position of the Fund. It operates to overstate dividend yield and expense ratios and understate performance for comparison purposes. Redeeming shareholders do not receive their proportionate share of Fund assets.

Management of the Fund has, since 1992, attempted to reflect in the financial statements a deferred tax liability to the extent that management anticipates, in an exercise of their best, good faith business judgment that such a liability exists. Deferred income tax liabilities are <u>at best</u> an estimate due to the nature of changing income tax rates, tax law and regulations. As demonstrated elsewhere herein, when management was permitted to exercise its judgment in determining a tax reserve for Copley Fund it <u>never</u> underestimated the Copley Fund's actual liability for taxes.

Expense Ratio

Copley Fund's actual expense ratio, after a consistent and voluntary $60,000 per year advisory fee waiver Copley Fund's advisor have been maintained below 1.25%. These ratios, on average, are well below the average ratios of all equity funds, which ranged from 1.44% to 1.07% over the same period. Investment Company Institute, Fees and Expenses of Mutual Funds, 2007. Ratios for equivalent small funds are much higher. Under the Staff-mandated "full tax liability" reserves, Copley Fund ratio was increased to 5.54% (!) for the year ended February 28, 2010 – with no increase in actual fees! – which is grossly misleading.

SUMMARY

The Fund's overall structure, investment strategies and operating philosophy have not materially changed since its inception in 1978. Its underlying principles and strategies have been consistent, year to year, and the overriding concern of Management and the Board of Directors always has been the welfare of the individual shareholders.

Every effort has been made to operate Copley Fund in the best interests of the shareholders and to reflect the true value of the Fund's assets in its net asset value. This effort has been thwarted by compelling the Fund to use a full liquidating value accrual with respect to the Fund's unrealized appreciation.

Copley Fund is required by Rule 22c-1a to issue and redeem its shares at a price based on[1] current net asset value. Rule 2a-4a defines current net asset value and specifically states that with respect to NAV calculations "estimates (maybe) used where necessary or appropriate". That Rule also provides that "(a)ppropriate provision shall be made for Federal Income Taxes if required" (emphasis added).

There is no explicit requirement however that the full liquidating liability tax accrual be used in calculating net asset value on which the daily issue and redemption price of its shares must be based. For the reasons set forth above the Board of Directors believe that neither GAAP nor FAS 109 mandate a liquidating liability accrual. On the other hand, the Board does believe it clear that the use of a full liquidating liability accrual does not represent a fair value with respect to the price of Copley Fund's shares. In fact, the application of such a methodology is unrealistic, misleading and operates to the detriment of Copley Fund and its shareholders.

As demonstrated above, the risk of the Fund incurring a tax liability in excess of the Board established reserve is practically nil. Copley Fund believes that this risk should be assessed and either accepted or rejected by the shareholders with the staff providing guidance related to the risk disclosure. Of course, Copley Fund would be receptive to any disclosure comments made by the staff and would make every effort to include them in all disclosure documents.

The Sarbanes-Oxley Act of 2002 was a legislative directive to make financial disclosure more meaningful and less boiler-plate and required management to sign off personally on the material accuracy of financial statements. Copley Fund's management, since 2008, has faced the Hobson's Choice of either signing off on financial disclosures which, in its honest, reasoned and good faith view, are materially misleading OR violate the SEC staff's directive on the calculation of Copley

[1] It should be noted that "based on" is not synonymous with "at."

Fund's tax reserve. Neither choice is consistent with GAAP's objectives or with the purposes of the Securities laws, rules and regulations.

Conclusion

The basic objective of accounting policies, and of the statutes, rules and regulations which govern the United States securities markets, is to provide investors and prospective investors with materially accurate information.

We believe that, if allowed to proceed as requested, the investors in the Copley Fund will be provided with sufficient, accurate information as to the method of calculating the price at issuance and redemption of shares based on current NAV including a tax reserve at the management determined rate. Further, we believe that even if this calculation of the tax reserve would be a technical deviation from GAAP, it would not violate the fundamental principles of GAAP and would avoid the misleading calculations which Copley Fund is now required to take and which results in misleading information to investors and prospective investors.

We believe that full, transparent, non-misleading disclosures to investors and prospective investors should be the paramount consideration, and not an unnecessarily restrictive interpretation of GAAP which is not applicable in the particular circumstance of the Copley Fund and which results in misleading information to investors and prospective investors.

On behalf of the Copley Fund, we hereby request that the Staff give its assurance that it will not recommend that the Commission take enforcement action if the Copley Fund proceeds in the manner set forth in this letter by specifically, (a) reverting to using a management determined tax reserve in all of its financial reporting and/or (b) continuing to use the Commission's mandated tax reserve in its financial reporting but being permitted to offer and redeem shares at a net asset value calculated with a management determined reserve for federal income tax, with full disclosure as to methodology and effect.

I would be pleased to provide any additional information you request, to answer any questions you may have and to meet with you at your convenience to discuss any or all aspects of this request.

Very truly yours,
FAUST OPPENHEIM LLP

By:____________________
David I. Faust

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 26, 2007

Irving Levine
President
Copley Fund, Inc.
245 Sunrise Avenue
Palm Beach, Florida 33480

Re: Copley Fund, Inc. (the "Company")
File Numbers: 2-60951 and 811-2815

Dear Mr. Levine:

We are sending this letter to you as a follow-up to our teleconference with Thomas Henry and Roy Hale held on August 16, 2007. We have comments and questions with respect to the Company's financial statements for the year ended February 28, 2007 ("2007 FS") filed in a Form N-CSR on May 9, 2007. Mr. Hale, the Company's independent accountant audited the 2007 FS and Mr. Henry serves as the Company's counsel. The Company has not elected to operate as a regulated investment company ("RIC") under subchapter M of the Internal Revenue Code. Thus, the Company is taxed as a subchapter C Corporation.

Our concerns primarily relate to the Company's accounting and reporting of the effects of income taxes. While it appears that the Company has recorded its portfolio securities at market prices in accordance with Section 2(a)(41) of the Investment Company Act of 1940 ("1940 Act"), resulting in $53,994,093 of unrealized appreciation, we believe it has failed to measure and disclose the future tax consequences related to this appreciation, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

1. Accounting and Reporting for Income Taxes in Accordance with GAAP

The Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 109, *Accounting For Income Taxes* ("FAS 109") establishes the financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Paragraph 6 of FAS 109 states that the objectives of accounting for income taxes are to recognize (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an enterprise's financial statements or tax returns.

Paragraph 11 of FAS 109 sets forth a key concept underlying the recognition of deferred tax assets and liabilities. Paragraph 11 provides that:

> An assumption inherent in an enterprise's statement of financial position prepared in accordance with generally accepted accounting principles is that the reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, a difference between the tax basis of an asset or a liability and its reported amount in the statement of financial position will result in taxable or deductible amounts in some future year(s) when the reported amounts of assets are recovered and the reported amounts of liabilities are settled. (Emphasis added.)

Paragraph 11 also provides several examples of items that result in differences between the recognition of transactions or events for financial reporting purposes and for tax purposes. Revenues or gains that are taxable after they are recognized in financial income are included as an example of this difference in Paragraph 11(a).

The FASB considered whether the deferred tax consequences of taxable temporary differences truly represent a liability for financial reporting purposes. The FASB concluded that the deferred tax consequences do represent liabilities. Paragraph 78 of FAS 109 states:

> An enterprise might be able to delay the future reversal of taxable temporary differences by delaying the events that give rise to those reversals, for example, by delaying the recovery of related assets or the settlement of related liabilities. A contention that those temporary differences will never result in taxable amounts, however, would contradict the accounting assumption inherent in the statement of financial position that the reported amounts of assets and liabilities will be recovered and settled, respectively; thereby making that statement internally inconsistent. **For that reason, the Board concluded that the only question is when, not whether, temporary differences will result in taxable amounts in future years.** (Emphasis added.)

Paragraph 16 of FAS 109 provides that, with respect to recognition and measurement, "[a]n enterprise shall recognize a deferred tax liability or asset for all temporary differences and operating loss and tax credit carryforwards in accordance with the provisions of paragraph 17". (Emphasis added.) Paragraph 17 states:

> Deferred taxes shall be determined separately for each tax-paying component (an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

a. Identify (1) the types and amounts of existing temporary differences and (2) the nature and amount of each type of operating loss and tax credit carryforward and the remaining length of the carryforward period
b. Measure the total deferred tax liability for taxable temporary differences using the applicable tax rate (paragraph 18)
c. Measure the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate
d. Measure deferred tax assets for each type of tax credit carryforward
e. Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Paragraphs 41 to 49 of FAS 109 provide the disclosure requirements for financial statement presentation. Paragraph 41 generally requires the separation of deferred tax liabilities into current and non-current amounts based on the classification of the related asset or liability for financial reporting. Paragraph 43 provides that financial statements must disclose (a) the total of all deferred tax liabilities, (b) the total of all deferred tax assets, and (c) the total valuation allowance recognized for deferred tax assets. Paragraph 47 requires a reconciliation of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

Investment companies are also subject to the accounting and reporting standards established by AICPA *Audit and Accounting Guide for Investment Companies* (May 1, 2006) ("Audit Guide"). Most investment companies subject to the Audit Guide elect and qualify as RICs and, therefore, do not provide for federal income tax. However, investment companies that do not elect nor qualify as RICs (such as the Company) or investment companies subject to other levels of taxation (*e.g.*, foreign taxes) should account and report income taxes in accordance with FAS 109. Paragraph 6.05 of the Audit Guide states:

> Some investment companies may be subject to state, local, or foreign taxes on net investment income and realized gains on a recurring basis. State, local, and foreign taxes, if payable, are reported on the accrual basis, including deferred taxes on the unrealized appreciation or depreciation of investments.

The staff is aware of other investment companies that chose not to qualify as RICs and these companies generally follow FAS 109 by recording a deferred tax liability associated with the unrealized appreciation of portfolio securities[1]. The staff is unaware of any investment company (other than the

---

[1] See Tortoise Energy Capital Corp., file no. 811-21725, Form N-CSRS (Aug. 1, 2007) and Kayne Anderson MLP Investment Company, file no. 811-21593, Form N-CSRS (Aug. 3, 2007).

Company) that chooses not to qualify as a RIC and does not accrue a deferred tax liability associated with its unrealized appreciation.

2. Summary of the Company's Tax Presentation

The statement of operations in the 2007 FS shows a provision for income taxes of $283,481 and the statement of assets and liabilities shows deferred incomes taxes of $807,345 (referencing notes 1 and 2), accrued income taxes-current of $137,125, and net unrealized appreciation of investments of $53,994,093. Notes 1 and 2, in pertinent part, state:

> Note 1 Significant Accounting Policies
>
> Income Taxes
>
> The Fund files tax returns as a regular corporation and accordingly the financial statements include provisions for current and deferred income taxes.
>
> New Accounting Pronouncements
>
> On July 13, 2006, The Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time management believes that the adoption of FIN 48 will have no impact on the financial statements of the Fund.
>
> Note 2 Federal and State Income Taxes
>
> The income tax provision included in the financial statements is as follows:
>
> Regular tax liability $283,481
>
> The Fund provides deferred taxes for unrealized appreciation on its investment portfolio to the extent that management anticipates that a liability may exist based upon the Fund being a going-concern entity. If the Fund's income tax liability should exceed the amount of current and deferred income taxes, for an unforeseen reason, the Fund's Board of Directors is prepared to take the necessary steps to convert the Fund to a Regulated Investment Company (RIC). Income tax obligations associated with the conversion to RIC status will be recognized when the Board of Directors directs that a conversion be implemented. It is not the intent of management or the Board of Directors to convert to RIC status in the foreseeable future.
>
> The amount of deferred taxes currently available to the Fund is $807,345. The difference between the effective rate on investment and operating income and the expected statutory rate is due substantially to the use by the Fund of the dividends received deduction.

The Fund has $1,908,937 in accumulated capital loss carry forwards which expire as follows: $1,600,732 on February 28, 2008; and $308,205 on February 28, 2009.

The Fund is qualified and currently conducts business in the State of Florida. The Fund is subject to Florida corporate taxes but is not subject to alternative minimum tax in any year in which the Fund does not pay a federal alternative minimum tax.

It is our understanding that you assert that the Company does not need to record the entire deferred tax liability associated with the unrealized appreciation on the Company's books and records because:

a. The Company maintains a cash position to assist it in meeting redemptions;
b. The capital loss carryforwards will shelter some amount of capital gains;
c. The Company could first sell securities without unrealized appreciation to meet redemptions;
d. The Company has recorded a deferred tax liability of $807,345 which would shelter some capital gains;
e. The Company's Board of Directors monitors the above factors in light of historical trends, the Company's investment objective, its low level of redemptions, and its historically low portfolio turnover, ensuring an appropriate reserve is available in the Company's deferred tax liability account; and
f. The entire deferred tax liability would be due only if the whole portfolio were sold (a circumstance you describe as "liquidation") and that the Board believes it would be inappropriate to record the full deferred tax liability.

The Company asserts that as long as it accrues sufficient deferred income taxes to compensate for the anticipated sale of appreciated securities, there is no harm to shareholders. Moreover, it contends that to record the entire deferred tax liability would not be in the best interests of its shareholders, and that such action might be prohibited by Rule 22c-1 under the 1940 Act. Further, it states that a deferred tax liability should only be recorded if it is "more likely than not" that the amount recorded would ultimately be paid. Accordingly, it states that recording the full deferred tax liability would understate its net asset value per share ("NAV"). The Company further asserts that it has provided adequate disclosure regarding this issue.

The Company also claims that its Board of Directors passed a resolution that would require the Company to convert to RIC status in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred income taxes the Company has recognized. You acknowledge that if the Company elects a conversion to RIC status, it might be required to have a deemed sale of all appreciated securities and thus be required to recognize the tax associated with such deemed sale. You believe this is similar to a C corporation converting to a subchapter S corporation and you assert that the IRS has issued regulations that permit a C corporation to defer the tax on any appreciated property held for 10 years or more following the conversion to S corporation status. You believe the Company's conversion would be similar and that the Company should be able to argue to the IRS that, provided the Company held the appreciated securities for over ten years following conversion to RIC status, the deemed sale provisions should not apply.

3. Staff Questions Regarding Accounting and Reporting for Income Taxes

A. Appreciation of portfolio securities represents revenue to the Company that is taxable after it is recognized in financial income. Accordingly, portfolio appreciation is a temporary difference that triggers the recognition of a deferred tax liability under FAS 109 and the Audit Guide. As discussed in paragraph 78 of FAS 109, the issue is not whether income taxes will ultimately be due on the appreciation of portfolio securities, but when such taxes will be due. The FASB directly refuted the notion that a delay in recognition does not mean that a temporary difference, (such as the Company's unrealized appreciation), will not result in taxable amounts in future years. Accordingly, delaying a sale or rationalizing the delay of a sale has no bearing on the recognition of a deferred tax liability associated with the unrealized appreciation of that position.

The Company appears to have estimated some amount of deferred tax liability using the factors previously discussed in Section 2 of this letter, recording $807,345 as of the last financial statements. However, we believe this amount is materially understated based on the temporary differences resulting from the appreciation of portfolio securities as of the date of the last financial statements. Further, the mechanics and specific assumptions underlying this estimate are undisclosed.

Paragraphs 16 and 17 of FAS 109 require that a company recognize a deferred tax liability for all temporary differences existing as of the date of the financial statements. Paragraph 17(b) specifically requires measurement of the ***total*** deferred tax liability for taxable temporary differences using the applicable tax rate.

Please explain why the total deferred tax liability for temporary differences arising from appreciation of portfolio securities was not recorded and reported in accordance with FAS 109.

B. The Company has disclosed the existence of capital loss carryforwards which it intends to use to offset future taxable income. The Company has asserted that the existence of these capital loss carryforwards, in part, obviates the need for it to recognize deferred tax liabilities related to the appreciation of portfolio securities. Paragraph 17 of FAS 109, however, provides specific instructions for the measurement and recognition of deferred tax assets associated with the future tax benefits attributable to capital loss carryforwards. Such future tax benefits should be measured and recognized separate from the measurement and recognition of deferred tax liabilities.

Please explain why the Company has not separately measured and recognized deferred tax assets for the capital loss carryforwards and other applicable future tax benefits in accordance with FAS 109.

C. It appears that the Company has not provided all of the disclosures required under FAS 109, as described in Paragraphs 41 through 47 of the standard. Please explain why the Company did not provide all of the disclosures required under FAS 109 within the notes to the financial statements.

D. We believe the Company has a clear obligation to account for income taxes in accordance with GAAP, which includes the requirements established by FAS 109. Rule 4-01(a)(1) of Regulation S-X provides that "[f]inancial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote of other disclosures, unless the Commission has otherwise provided."

Please explain why the Company's apparent failure, as outlined in this letter, to comply with FAS 109, a generally accepted accounting principle, does not make the Company's 2007 FS misleading.

4. Estimated Deferred Tax Liability

We believe that the requirements of FAS 109 apply to the Company in order for its financial statements to be presented fairly and in accordance with GAAP. Accordingly, we believe that significant adjustments are required to the financial statements. We are providing the following estimate, based upon information contained in the Company's latest financial statements, to demonstrate the significance of this issue to the Company, its shareholders, and its prospective shareholders.

Unrealized Appreciation	$ 53,994,093
Currently Enacted Tax Rate	35%
Entire Deferred Tax	$ 18,897,932
Less: Existing Deferred Tax	807,345
Unrecorded Deferred Tax	$ 18,090,587
Outstanding shares	1,588,813
NAV/ Share Difference	($ 11.38)

The Company might avail itself of capital loss carryforwards, the use of which could mitigate the NAV/share impact described above. The measurement and recognition of deferred tax assets, if any, however, are subject to the requirements established under FAS 109, including the determination of whether it is more likely than not the future tax benefits will be realized. We are unable to estimate the impact of deferred tax assets, if any, on this analysis because we are uncertain if a valuation allowance exists.

Notwithstanding potential deferred tax assets described above, we believe the necessary adjustments to the Company's financial statements are material to shareholders. As of February 28, 2007, the Company's NAV/Share was $54.67. When our estimate of the impact of adjustments is compared to the Company's share price as of that date, it appears that the share price was overstated by approximately 26%.

5. General Comments

A. Page 1 of the 2007 FS states "[t]hus, if a Copley shareholder does not redeem, the shareholder pays no taxes." Regardless of the FAS 109 analysis that will be provided by the Company, the Company has paid taxes and thus, the shareholder has paid a proportionate amount of those taxes. We believe the statement should be revised to state that, while the shareholder does not pay a tax directly, they do pay taxes indirectly through the Company, and at a rate that may be higher than if the shareholder paid such taxes directly. The consequences of two levels of taxation should also be explained.

B. The 485BPOS filed by the Company on July 2, 2007 improperly presents the fee waiver regarding the management fee. The Company shows the net management fee of .63% in the body of the fee table, even though a footnote states that "[w]ithout such waiver the fee would have been 0.71%" and that "[t]he Advisor voluntarily waived a portion of the advisory fees but it is under no contractual obligation to do so." *See* Instructions 3(d)(i) and 3(e) of Form N-1A. The disclosure must be revised accordingly. Only contractual waivers can be presented in the body of the fee table and both gross and net expenses must be shown in the fee table.

C. Rule 38a-1 under the 1940 Act mandates that the Company have a functioning Chief Compliance Officer ("CCO") and a compliance program. We note that there is no disclosure regarding the identity of the Company's CCO. Please provide a copy of this letter to the CCO, and assure his/her input in the Company's response letter. Has the Company finalized a compliance program pursuant to the requirements of the 1940 Act? Please advise us who the CCO is and make appropriate disclosure revisions, as needed.

D. In the Company's Form N-CSR, the Company provided disclosure regarding its historical performance from 1984 through 2007. The disclosure states that there was a "reserve for taxes on unrealized gains" for 1989. Please explain what this is and why the Company appears to have made a change at that time.

* * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with your response to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filings. Please note, a non-response by the Commission or its staff to any information you submit or fail to submit does not mean the Commission acquiesces in or agrees with any position you have taken. Please contact Bryan Morris at 202-551-6935 or Kevin Rupert at 202-551-6966 if you have any questions.

Sincerely,

Kevin Rupert
Accountant

cc: Thomas C. Henry, Esquire
Roberts & Henry
164 Honeysuckle Drive
Jupiter, FL 33458

Bryan J. Morris
Assistant Chief Accountant
Division of Investment Management

Richard F. Sennett
Chief Accountant
Division of Investment Management

Frank Donaty
Assistant Director, Office of Disclosure and Review
Division of Investment Management

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

23RD FLOOR
33 ARCH STREET
BOSTON, MASSACHUSETTS 02110-1424

IN REPLYING PLEASE QUOTE

BY FACSIMILE (410) 745-5802 and FIRST CLASS MAIL

November 30, 2007

Thomas C. Henry, Esq.
Roberts & Henry
164 Honeysuckle Drive
Jupiter, FL 33458

Re: Copley Fund, Inc. (B-02335)

Dear Mr. Henry:

This letter confirms today's telephone conversation in which the staff advised you that it intends to recommend that the Commission bring an emergency civil injunctive action against your client, Copley Fund, Inc., alleging that it violated both Rule 22c-1 promulgated under Section 22(c) of the Investment Company Act of 1940 as well as Section 34(b) of the Investment Company Act. In connection with the contemplated action, the staff may seek preliminary and permanent injunctions (including a preliminary order barring the Copley Fund from selling or redeeming shares at a net asset value that is not calculated in conformity with generally accepted accounting principles), civil monetary penalties and other relief. In accordance with Rule 5(c) of the Commission's Rules on Informal and Other Procedures, 17 C.F.R. § 202.5(c), we are offering your client the opportunity to make a Wells Submission.

We enclose for your information a copy of Securities Act Release No. 5310 entitled "Procedures Relating to the Commencement of Enforcement Proceedings and Termination of Staff Investigations." If your client wishes to make a written or videotaped submission setting forth any reasons of law, policy or fact why it believes the civil injunctive action should not be brought, or bringing any facts to the Commission's attention in connection with its consideration of this matter, you should forward the submission to me by no later than December 5, 2007. Any written submission should be limited to 40 pages, and any video submission should not exceed 12 minutes. Any submission should be sent to:

LeeAnn G. Gaunt
Assistant Regional Director
Securities and Exchange Commission
33 Arch Street, 23rd Floor
Boston, MA 02110-1424

In the event the staff makes an enforcement recommendation to the Commission on this matter, we will forward any submission that you make to the Commission. Please be advised that the Commission may use the information contained in such a submission as an admission, or in any other manner permitted by the Federal Rules of Evidence, in connection with Commission enforcement proceedings, or otherwise. This practice is explicitly provided for in the list of Routine Uses of Information (Item 4), which is contained in Form 1662, "Supplemental Information for Persons Requested to Supply Information Voluntarily or Directed to Supply Information Pursuant to a Commission Subpoena." For your information, a copy of Form 1662 is enclosed. Please also be advised that any submission you make may be discoverable by third parties in accordance with applicable law.

If you have any questions, please contact me at 617-573-8945.

Sincerely,

LeeAnn G. Gaunt
Assistant Regional Director

Enclosures: Securities Act Release No. 5310
SEC Form 1662

EXHIBIT D

N-CSR/A 1 v120186_ncsra.htm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-CSR Amended

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT
INVESTMENT COMPANIES

INVESTMENT COMPANY ACT FILE NUMBER 811-2815

COPLEY FUND, INC.
(Exact name of registrant as specified in charter)

5348 Vegas Drive
Suite 391
Las Vegas, NV 89108
(Address of principal executive offices) (Zip code)

Irving Levine, President
5348 Vegas Drive
Suite 391
Las Vegas, NV 89108
(Name and address of agent for service)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 1-561-744-5932

DATE OF FISCAL YEAR END: FEBRUARY 29, 2008

DATE OF REPORTING PERIOD: FEBRUARY 29, 2008

Form N-CSR is to be used by management investment companies to file reports with the commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. ss. 3507.

Item 1. Annual Report

Restated Annual Report

February 29, 2008

COPLEY FUND, INC.

A No-Load Fund

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COPLEY FUND, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDING
FEBRUARY 29, 2008

Table of Contents

TABLE OF CONTENTS

Tel: (508) 674-8459
Fax: (508) 672-9348

COPLEY FINANCIAL SERVICES CORP.

Adviser and Administrator to Copley Fund, Inc.
Post Office Box 3287
Fall River, Massachusetts 02722

April 2008

Dear Fellow Shareholder:

November 30, 2007, was an eventful day for the Copley Fund. The Securities and Exchange Commission (SEC) compelled us to change our method of accounting for deferred income tax on all unrealized gains. The unrealized gain in our approximately $90 million portfolio was about $60 million. This accounting change reduced our per share value by $13.89 by increasing a deferred liability to a level that would be realized only if the entire appreciated portfolio was liquidated. This change did not affect the total assets of the Fund and they remain intact. The Board immediately began to explore ways in which the Fund might be able to restore some or all of this reserve to the NAV. One of these avenues, a change in the Fund's state venue from Florida to Nevada, provided a direct benefit to the Fund by reducing our per share adjustment to approximately $12.00 per share.

During our thirty years of existence we had always maintained a reserve for unrealized gains which has always been more than sufficient to cover any capital gains tax liability. As you consider this issue, it is important to note that the only way we would have to actually pay out the full reserve would be an entire liquidation of Copley Fund. Obviously we do not intend to liquidate and go out of business.

Management and the Board of Directors strongly disagree with the SEC's position and are actively attempting to identify and pursue any alternatives which may be available to restore some or all of the reserve to NAV. Of course, there can be no assurance that we will be successful in these efforts. Thus, we are left with a price per share that reverts back to 2005 and 2006. However, we now have nearly an additional $17 million of tax reserves giving us income and hopefully stock increases to add to our net asset value. This change in treatment of deferred income tax is an accounting issue and no capital gains taxes have been paid nor are any even currently payable. The Fund retains all of its current assets and continues to earn dividends in ever increasing amounts and gains (or losses) continue to be taken on the entire value of the portfolio which is approximately $90 million.

This unexpected reserve caused Copley to have a loss of 10.8% in 2007 instead of a gain of 12.2% under normal circumstances. Our sector diversification insulated us from much of the havoc of the market. Utilities and energy stocks were some of the prime movers in our substantial market gain. The financial sector was particularly hard hit by the mortgage market and tightening of credit. We were fortunate in disposing of a fair amount of our financial stocks in September thus avoiding the huge losses which occurred during the balance of the year.

The volatility of the market in 2008 causes us to cite averages in approximations as stocks and sectors can change as much as 2% daily. At this writing Copley is down between 4.5% and 5% year to date. The Dow Jones average is down between 5% and 7%. No major sector is up. However the financials have been the hardest hit. Our reductions of this sector in September of 2007 saved us from much larger losses. Note also our defensive cash position is approximately 11% of the portfolio.

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Our retail associates in whose stores Copley Operating Division had the bag departments closed the majority of their stores which caused a substantial decrease in our operating volume. Thus we decided to expand in another direction. Over the years we have had a close association with two families, Raffa and Riccardi, who individually have been in the country Italian Restaurant business for over 50 years, owning among them nine restaurants. Patrick Riccardi, 53 years of age, has worked in one family restaurant for 35 years. Based upon his experience and success Copley Operating has elected to open a restaurant in Bristol, RI called Ricc's Ristorante and to employ Mr. Riccardi as it's operator and manager. We look forward to the same success and tradition that the Raffa and Riccardi families have achieved.

Meanwhile we are continuing our same investment philosophy, i.e., highly visible and dividend paying stocks in ever increasing amounts. Note our dividend income is at an all time high and should continue to add substantially to our net asset value. We communicate with our Chicago consultants very often for exchanges of ideas. Thus the Fund is assured of long term continuance.

We are making every effort to keep our expense ratio close to normalcy but with the challenge of the accounting issue and Sarbanes-Oxley it is no easy task.

However, please remember that we have all of our assets intact, we have not been subject to credit or sub-prime mortgage problems; thus, we look forward to the future.

All the above are reflected in our chart and the following numbers.

1984	+23.9%	(Top performing Fund 1984)
1985	+25%	
1986	+18%	
1987	-8%	
1988	+20%	
1989	+16%	
1990	-2%	
1991	+18%	
1992	+18%	
1993	+10%	
1994	-7%	
1995	+26%	
1996	+5%	
1997	+25%	

1999	−6.86%	
2000	+22.50%	
2001	−9.30%	
2002	−13.9%	
2003	+14.31%	
2004	+12.99%	
2005	+5.89%	
2006	+19.70%	
2007	−10.83%	(Reflects the increased tax reserve)
2008	−7.48%	(As of March 31, 2008)

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Note. The performance figures provided for years prior to 2007 are consistent with the information furnished in prior reports and do not reflect an adjustment for the change in accounting treatment of deferred income tax.

The performance data quoted represents past performance and investment return. Principal value of an investment will fluctuate so that the investor's shares, when redeemed, may be worth more or less than the original cost. Please remember that past performance does not guarantee future results and current performance may be higher or lower than the performance data quoted.

Our thanks are to our Board, and to the many shareholders who contacted me over the past several months. All these shareholders expressed an appreciation for our Funds past performance and look forward to the future.

Cordially yours,

Irving Levine
President

P.S. The Wall Street Journal no longer lists Copley Fund under Mutual Funds as its minimum assets listing is one hundred million dollars. However, one can get our net asset value daily over the internet. Go to Google home page search for Copley Fund then click on Mutual Funds and it will bring up Copley.

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COPLEY FUND, INC.

PER SHARE VALUE


CALENDAR YEAR ENDED DECEMBER 31, 2007
PERIOD ENDED FEBRUARY 29, 2008
11.00
14.28
18.47
21.35
19.71
24.65
32.58
37.04
42.28
38.33
32.99
45.12

The per share values provided for years prior to 2/28/08 are consistent with information furnished in prior reports and do not reflect an adjustment for the change in accounting treatment for deferred income taxes.

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COPLEY FUND, INC.

COMPARATIVE PERFORMANCE

This chart shows the value of a hypothetical $10,000 investment in the Fund and the S&P 500 which is a broad-based market index comprised of 500 of the largest companies traded on the U.S. Securities Markets as measured by market capitalization. Market Indexes do not include expenses which are deducted from Fund returns. There can be no assurance that the performance of the Fund will continue into the future with the same or similar trends depicted below. The graph does not reflect the deduction for taxes that a shareholder may pay on the redemption of shares or dividends and capital gains received.

Ten Year Cumulative Return

Copley Fund As of 2/29/08


Copley Fund
S&P 500
Dow Jones Wilshire 5000
$24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
$21,000
$20,113
$16,085
2/98
2/99
2/00
2/01
2/02
2/03
2/04
2/05
2/06
2/07
2/08

AVERAGE ANNUAL RETURNS

The following table depicts the periodic 1-, 5-, and 10-year annualized returns and the S&P 500 Index.

Periods Ended 2/29/08	1 Year	5 Years	10 Years
Copley Fund	3.60%	9.80%	4.80%
S&P 500	(3.60)%	11.62%	7.23%
Dow Jones Wilshire 5000	(4.07)%	12.90%	7.69%

Current performance may be higher or lower than the quoted past performance, which cannot guarantee future results. Share price, principal value and return will vary, and you may have a gain or loss when you sell your shares. For most recent performance please call us at 877-881-2751. Returns do not reflect taxes that a shareholder may pay on redemption of Fund shares. When assessing performance, investors should consider both short and long-term returns.

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Shareholders and Board of Directors
Copley Fund, Inc.
Las Vegas, Nevada

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Copley Fund, Inc., as of February 29, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. My responsibility is to express an opinion on these financial statements and financial highlights based upon my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. My procedures included confirmation of securities owned at February 29, 2008 by receipt of correspondence from the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Copley Fund, Inc., as of February 29, 2008, the results of its operations for the year then ended, the changes in its net assets, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Copley Fund, Inc., changed its method of accrual for deferred income taxes in 2007.

Roy G. Hale
Certified Public Accountant
April 28, 2008
La Plata, Maryland

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COPLEY FUND, INC.

PORTFOLIO OF INVESTMENTS
February 29, 2008

	Shares	Value
Common Stocks – 113.10%		
Banking – 7.41%		
Bank of America Corp.	25,000	$ 993,500
J.P. Morgan Chase & Co.	42,000	1,707,300
KeyCorp.	15,000	330,750
PNC Financial Services Group	35,000	2,150,050
		5,181,600
Diversified Utility Companies – 13.91%		
Alliant Energy Corp.	20,000	694,800
Dominion Resources, Inc.	60,000	2,396,400
FPL Group	110,000	6,631,900
		9,723,100
Drug Companies – 3.24%		
Bristol Myers Squibb Co.	100,000	2,261,000
Electric and Gas – 19.20%		
American Electric Power	35,000	1,432,200
First Energy Corp.	40,000	2,703,600
Great Plains Energy, Inc.	40,000	1,017,200
Integrys Energy Group, Inc.	33,000	1,515,690
Progress Energy, Inc.	40,000	1,676,400
Public Service Enterprise Group	30,000	1,323,000
Scana, Corp.	50,000	1,893,500
Sempra Energy, Inc.	35,000	1,859,550
		13,421,140
Electric Power Companies – 19.25%		
Ameren Corp.	30,000	1,281,000
DTE Energy Co.	55,000	2,189,550
Duke Energy Co.	54,600	957,684
Exelon Corp.	23,200	1,736,520
Nstar Corp.	50,000	1,545,000
PP&L Corp.	100,000	4,538,000
Southern Co.	35,000	1,208,550
		13,456,304
Gas Utilities & Supplies – 8.83%		
Delta Natural Gas Co.	20,000	510,400
Energy East Corp	40,000	1,066,000

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

PORTFOLIO OF INVESTMENTS
February 29, 2008

	Shares	Value
New Jersey Resources Corp.	37,500	$ 1,725,375
Northwest Natural Gas Co.	40,000	1,681,600
WGL Holdings, Inc.	38,000	1,185,220
		6,168,595
Health Care Products – 0.44%		
*Zimmer Holdings, Inc.	4,100	308,689
Insurance – 2.70%		
Arthur J. Gallagher & Co.	80,000	1,888,000
Oil Companies – 21.30%		
BP Amoco PLC.	25,500	1,654,185
Chevron Texaco Corp.	46,200	4,003,692
Exxon-Mobil Corp.	106,086	9,230,543
		14,888,420
Oil Refineries – 4.37%		
Sunoco, Inc.	50,000	3,054,000
Pipelines – 0.90%		
Spectra Energy Corp.	27,300	630,903
Publishing – 0.03%		
*Idearc, Inc.	4,711	22,707
Retail – 1.42%		
Wal-Mart Stores, Inc.	20,000	991,800
Telephone – 10.10%		
AT&T, Inc.	93,555	3,258,521
Citizens Communications Co.	35,000	375,900
Verizon Communications, Inc.	94,232	3,422,506
		7,056,927
Total value of investments (Cost $28,630,559)		79,053,185
Excess of liabilities over cash and other assets		(9,658,656)
Net Assets		$69,394,529

* Non-income producing securities.

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

PORTFOLIO OF INVESTMENTS
February 29, 2008

Federal Tax Information: At February 29, 2008, the net unrealized appreciation based on cost for Federal income tax purposes of $50,422,626 was as follows:

Aggregate gross unrealized appreciation for all investments for which there was an excess of value over cost	$50,658,953
Aggregate gross unrealized depreciation for all investments for which there was an excess of cost over value	(236,327)
Net unrealized appreciation	$50,422,626

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

STATEMENT OF ASSETS AND LIABILITIES
February 29, 2008

ASSETS		
Investments in securities, at value (identified cost $28,630,559) (Note 1)		$79,053,185
Cash		7,126,759
Receivables:		
Securities Sold	$ 108,501	
Trade (Notes 5 & 6)	3,958	
Dividends and interest	330,162	442,621
Inventory (Notes 1 & 6)		113,259
Machinery & Equipment (Note 1)		264,755
Leasehold Improvements (Note 1)		96,838
Prepaid Expenses and other assets		27,609
Total Assets		87,125,026
LIABILITIES		
Payables:		
Redemptions	4,939	
Trade	11,356	
Accrued income taxes	146,016	
Accrued expenses	51,311	
Deferred income taxes (Note 1)	17,516,875	
Total Liabilities		17,730,497
Commitments and Contingencies (Note 7)		
Net Assets		$69,394,529
Net assets consist of:		

Undistributed net investment and operating income	12,053,268
Accumulated net realized gain on investment transactions	3,279,447
Net unrealized appreciation in value of investments (Note 2)	50,422,626
Total	$69,394,529
Net Asset Value, Offering and Redemption Price Per Share (5,000,000 shares authorized, 1,574,658 shares of $1.00 par value capital stock outstanding)	$ 44.07

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

STATEMENT OF OPERATIONS
For the year ending February 29, 2008

Investment Income (Note 1)		
Income		
Dividend	$ 2,885,330	
Interest	259,302	
Investment income		$3,144,632
Expenses:		
Investment advisory fee (Note 5)	603,710	
Professional fees	175,768	
Custodian fees	26,149	
Accounting and Shareholder Services	68,551	
Printing	13,893	
Postage and shipping	4,478	
Directors fees	14,148	
Blue Sky fees	6,580	
Insurance	45,293	
Office expense and miscellaneous	3,788	
	962,358	
Less: Investment advisory fee waived	(60,000)	902,358
Net investment income before income taxes		2,242,274
Operating Loss (Notes 2, 5 and 7)		
Gross profit	34,826	
Less: Operating expenses	129,652	
Net operating loss before income taxes		(94,826)
Net Investment and Operating Income before Income Taxes		2,147,448
Less provision for income taxes (Notes 2 and 7)		275,016
Net investment and operating income		1,872,432
Realized and Unrealized Gain (Loss) on Investments		

Realized gain from investment transactions during the period	1,557,833	
Decrease in unrealized appreciation of investments during current period, net of income tax affect	(1,011,885)	
Net realized and unrealized loss		545,948
Net Increase in Net Assets Resulting from Operations		$2,418,380

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended 2/29/08	Restated Year Ended 2/28/07
Increase (Decrease) in Net Assets from Operations		
Net investment and operating income	$ 1,872,432	$ 1,861,031
Net realized gain on investment transactions	1,557,833	353,076
Net change in unrealized appreciation on investments	(1,011,885)	6,044,537
Increase in net assets resulting from operations	2,418,380	8,258,644
Capital Share Transactions (Note 3)		
Increase (decrease) in net assets resulting from capital share transactions	(604,547)	23,780
Total increase (decrease) in net assets	1,813,833	8,282,424
Net Assets		
Beginning of Year	67,580,696	59,298,272
End of Year (including undistributed net investment and operating income of $12,553,750 and $11,480,653 respectively)	$69,394,529	$67,580,696

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

STATEMENT OF CASH FLOWS
For the year ending February 29, 2008

Increase (Decrease) in Cash

Cash flows from operating activities

Proceeds from disposition of long-term portfolio investments	6,524,557
Receipts from customers	125,418
Payments of taxes, net	(264,004)
Expenses paid	(1,052,291)
Purchase of long-term portfolio investments	(3,571,737)
Payments to suppliers	(103,137)
Net cash provided by operating activities	4,799,430
Cash flows from investing activities	
Purchase of Machinery, Equipment & Leasehold Imp	(361,593)
Net cash provided by investing activities	(361,593)
Cash flows provided by financing activities	
Fund shares sold	4,196,963
Fund shares repurchased	(4,733,552)
Net cash used by financing activities	(536,589)
Net increase in cash	3,901,248
Cash at beginning of the year	3,225,510
Cash as of February 29, 2008	$ 7,126,758
Reconciliation of Net Decrease in Net Assets Resulting from Operations to Net Cash Provided By Operating Activities	
Net Increase in net assets resulting from operations	$ 1,073,097
Decrease in investments	5,075,438
Increase in receivable for securities sold	(108,501)
Increase in dividends and interest receivable	(23,053)
Decrease in receivables from customers	13,950
Increase in inventory	(3,478)
Increase in income taxes payable	8,891
Increase in trade payables	2,747
Increase in accrued expenses	16,981
Decrease in deferred taxes	(1,256,642)
Total adjustments	3,726,333
Net cash provided by operating activities	$ 4,799,430

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

The Fund is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management company. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Security Valuation

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

Sales of Securities

In determining the net realized gain or loss from sales of securities, the cost of securities sold is determined on the basis of identifying the specific certificates delivered.

Distributions

It is the Fund's policy to manage its assets so as to avoid the necessity of making annual taxable distributions. Net investment and operating income and net realized gains are not distributed, but rather are accumulated within the Fund and added to the value of the Fund's shares.

Inventory

Inventory is valued at the lower of cost (determined by the first in/first out method) or market.

Machinery, Equipment & Leasehold Improvement.

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Fund uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for the machinery and equipment held by the Fund is 3 to 20 years.

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Income Taxes

The Fund files tax returns as a regular corporation and accordingly the financial statements include provisions for current and deferred income taxes.

Other

Security transactions are accounted for on the date the securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies – (continued)

New Accounting Pronouncements

Effective August 31, 2007, the Fund adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes", a clarification of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. At this time, management does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Restated Financial Statements

Recent Developments

On November 30, 2007, an adjustment was made to the long-term liabilities section of the Fund's balance sheet to recognize the total potential federal and state income taxes associated with the accumulated unrealized appreciation generated by the Fund's stock portfolio. For financial reporting purposes, this change should be regarded as a correction of an error on prior-period financial reports. The affect of the adjustment will be to increase the liabilities of the Fund for all prior year information contained in this annual report and thereby reduce the overall net assets of the Fund. The total assets of the Fund, contained on page 10 of this annual report, are not affected. Under the current application of generally accepted accounting principles, the Fund is required to recognize a full accrual of the Federal income tax associated with the unrealized appreciation in the Fund's security portfolio. Accordingly, the Fund will recognize an accrual of deferred income at the Federal statutory rate of 35% on a daily basis on the taxable amount of accumulated unrealized appreciation.

It should be understood that the foregoing application of generally accepted accounting principles is based upon the assumption that at some point the appreciated securities of the Fund will be sold and the applicable income tax will be paid. With the Fund's history of holding securities for long periods of time, the actual payment of the deferred income tax may not be paid for many years and it is conceivable that with fluctuating market conditions, the total liability at any given point in time will never be paid.

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies – (continued)

Past Policy

For over 15 years, the Fund has recognized a liability for deferred income tax to the extent that the management of the Fund felt a real liability may exist. This policy, applied consistently over the entire period, demonstrated that the Fund was able to reasonably estimate the extent of the deferred tax obligation in that at no point in time during the fifteen year period, did the actual liability associated with the liquidation of appreciated securities exceed the accumulated deferred taxes recognized in the Fund's semi-annual or annual financial statements.

Notwithstanding the management of the Fund's reasonable ability to estimate the carrying value of the deferred income tax liability, FASB Statement of Financial Accounting Standard 109 (FAS 109) requires all entities to recognize a full accrual on the deferred income tax that may be payable at the end of each fiscal year. Based upon a decision by the Board of Directors that the Fund would change its taxable status from a regular corporation to a regulated investment company (RIC) if the Fund found itself in a position where it had reserved insufficient deferred income taxes to meet actual income tax obligations associated with its appreciated security portfolio, an action available to the Fund as a registered investment company, this decision was felt to be a reasonable response to the application of FASB 109. Albeit conversion to RIC status is not a tax free event, the transactions required could be managed by the Fund in such a manner that the Fund would not be required to recognize the full deferred income tax accrual required under FAS 109.

Correction of an error in comparative financial statements

In accordance with generally accepted accounting principles, the cumulative effect of the change for the periods prior to March 1, 2007, totaling $16,727,527, has been recognized in the February 29, 2008 Statement of Assets and Liabilities as a restatement of the beginning balance of undistributed net investment and operating income.

	2/29/08	2/28/07
Undistributed net investment and operating income at beginning of year, as previously reported	$10,180,836	$ 25,047,332
Cumulative effect on prior years of retroactive restatement	0	(16,727,527)
Net investment and operating income	1,872,432	1,861,031
Undistributed net investment and operating income	$12,053,268	$ 10,180,836

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

2. Disclosure of the provisions for income taxes, reconciliation of statutory rate to effective rate, and significant components of deferred tax assets and liabilities.

The Federal and state income tax provision (benefit) is summarized as follows:

	Fiscal Year	
	2008	2007
Current:		
Federal	$ 248,162	$ 215,023
State	26,854	38,170
	275,016	253,193
Deferred:		
Federal	500,482	3,370,927
State	(2,270,716)	568,540
	(1,770,234)	3,939,467
Net provision (benefit) for income taxes	$(1,495,218)	$4,192,660
Effective income tax rate	35.00%	38.58%

Differences between the effective tax rate and the federal statutory rates as of the last day of the fiscal year are as follows:

	Fiscal Year	
	2008	2007
Federal statutory rate	35.00%	35.00%
State income tax benefit	0.00	(1.92)
State income tax rate	0.00	5.50
Effective tax rate	35.00%	38.58%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liabilities relate to the Fund's unrealized gains on marketable securities.

The reduction in deferred tax liabilities for the fiscal year ending February 29, 2008 is due to a change in tax venue for the Fund from Florida to Nevada. The state of Nevada does not access a corporate level income tax.

The Fund has $308,205 in accumulated capital loss carryforwards which expire as follows: $308,205 on February 28, 2009.

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

3. Capital Stock

At February 29, 2008, there were 5,000,000 shares of $1.00 par value capital stock authorized. Transactions in capital shares were as follows:

	Year Ended 2/29/08		Year Ended 2/28/07	
	Shares	Amount	Shares	Amount
Shares sold	73,475	$ 4,126,682	103,791	$ 5,369,011
Shares repurchased	(87,630)	(4,731,229)	(107,802)	(5,345,231)
Net change	(14,155)	$ (604,547)	(4,011)	$ 23,780

4. Purchase and Sale of Securities

For the year ended February 29, 2008, purchases and sales of securities, other than United States government obligations and short-term notes, aggregated $3,571,737 and $6,610,433 respectively.

5. Investment Advisory Fee and Other Transactions with Related Parties

Copley Financial Services Corporation (CFSC), a Massachusetts corporation, serves as investment advisor to the Fund. Irving Levine, Chairman of the Board of the Fund, is the owner of all of the outstanding common stock of CFSC and serves as its President, Treasurer and a member of its Board of Directors.

Under the Investment Advisory Contract, CFSC is entitled to an annual fee, payable monthly at the rate of 1.00% of the first $25 million of the average daily net assets; .75% of the next $15 million; and .50% on average daily net assets over $40 million.

For the year ended February 29, 2008, the fee for investment advisory service totaled $603,710 less fees of $60,000 voluntarily waived. Also during the period unaffiliated directors received $14,148 in directors' fees.

Operating Divisions

The Fund has an operating division, Copley Fund, Inc.- Operating Division ("COD"), which imports merchandise for resale. A portion of its merchandise is placed on consignment with a company controlled by Irving Levine. The Fund invoices the consignee when the merchandise is ultimately sold.

The Fund also recently formed a new wholly owned subsidiary, Copley Operating Group LLC ("COG"), which owns equipment and operates a restaurant, Ricc's Ristorante. The real property used by the restaurant is leased.

During the period covered in this report, the Fund made a $100,000 equity investment in COD. COD also made an equity investment of $5,000 in COG. In addition, COD provided a loan to COG in the amount of $483,978.

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COPLEY FUND, INC.

NOTES TO FINANCIAL STATEMENTS

5. Investment Advisory Fee and Other Transactions with Related Parties – (continued)

The combined results of these subsidiary companies during the year ended February 29, 2008, are as follows:

Sales	$ 111,469
Cost of goods sold	(95,687)
Gross profit	15,782
General & administrative expenses	(129,652)
Net loss from operations	(113,870)
Other income (dividends and interest)	19,044
Net Loss	$ (94,826)

6. Notes Payable

A $3,000,000 line of credit has been secured for the operating division from Fleet National Bank. The assets of the Fund are pledged as security for this line of credit. The amount currently outstanding on this line is zero.

7. Commitments and Contingencies

Since the Fund accumulates its net investment income rather than distributing it, the Fund may be subject to the imposition of the federal accumulated earnings tax. The accumulated earnings tax is imposed on a corporation's accumulated taxable income at a rate of 15% for years commencing after December 31, 2002.

Accumulated taxable income is defined as adjusted taxable income minus the sum of the dividends paid deduction and the accumulated earnings credit. The dividends paid deduction and accumulated earnings credit are available only if the Fund is not held to be a mere holding or investment company.

The Internal Revenue Service has, during examinations of the Fund's federal income tax returns, upheld management's position that the Fund is not a mere holding or investment company since the Fund is conducting an operating division. This finding by the Internal Revenue Service is always subject to review by the Service and a finding different from the one issued in the past could be made by the Service.

Provided the Fund manages accumulated and annual earnings and profits, in excess of $250,000, in such a manner that the funds are deemed to be obligated or consumed by capital losses, redemptions and expansion of the operating division, the Fund should not be held liable for the accumulated earnings tax by the Internal Revenue Service.

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COPLEY FUND, INC.

Financial Highlights

The financial highlights table is intended to help you understand the Fund's financial performance for the fiscal years 2/29/04 through 2/29/08. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund. The information for fiscal years prior to February 29, 2008 have been restated to incorporate the correction of an error as it relates to accumulated deferred income taxes on unrealized appreciation associated with the securities portfolio. The information set forth herein will be consistent with the financial information contained in the restated financial statements for the period ending February 29, 2008. Shareholders should be certain that they have the most recent annual report which should be read in connection with the prospectus.

The financial information was audited by Roy G. Hale, CPA, whose report, along with the Fund's financial statements, is included the Fund's annual report to Shareholders, a copy of which is available at no charge on request by calling 877-881-2751.

	Year Ended				
	February 29, 2008	February 28, 2007	February 28, 2006	February 28, 2005	February 29, 2004
Net asset value, beginning of year	$ 42.54	$ 37.23	$ 35.28	$ 32.63	$ 27.62
Income (loss) for investment operations:					
Net investment income (loss)	1.18	(1.31)	0.27	(0.44)	(1.86)
Net gains (losses) on securities (both realized and unrealized)	0.35	6.62	1.68	3.09	6.87
Total investment operations	1.53	5.31	1.95	2.65	5.01
Net asset value, end of year	$ 44.07	$ 42.54	$ 37.23	$ 35.28	$ 32.63
Total return	3.60%	14.26%	5.53%	8.12%	18.14%
Net assets, last day of February (in thousands)	69,395	67,581	59,298	57,948	57,747
Ratio of net expenses, including regular & deferred taxes, to average net assets	1.72%	7.88%	3.80%	5.65%	10.60%
Ratio of net expenses, excluding deferred taxes, to average net assets	1.72%	1.67%	1.72%	1.49%	1.59%
Ratio of net investment and operating income (loss) to average net assets	2.73%	(3.28)%	0.76%	(1.30)%	(6.18)%
Ratio of net investment and operating income (loss), excluding deferred taxes, to average net assets	2.73%	2.93%	2.83%	2.86%	2.84%
Portfolio turn over rate	4.11%	0.50%	0.73%	0.44%	0.92%
Number of shares outstanding at end of period (in thousands)	1,575	1,589	1,593	1,643	1,770

The financial highlights shown above included the waiver of $60,000 of the investment advisory fee (as noted in the Statement of Operations). If the waiver of $60,000 of investment advisory fees had not been included, the following ratios would apply:

Ratio of net expenses, including regular & deferred taxes, to average net assets	1.81%	7.97%	3.90%	5.76%	10.71%

deferred taxes, to average net assets	1.81%	1.76%	1.83%	1.60%	1.70%
Ratio of net investment and operating income (loss) to average net assets	2.65%	(3.37)%	0.66%	(1.41)%	(6.29)%
Ratio of net investment and operating income (loss), excluding deferred taxes, to average net assets	2.65%	2.84%	2.73%	2.75%	2.72%

The accompanying notes are an integral part of the financial statements.

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COPLEY FUND, INC.

DISCLOSURE OF FUND EXPENSES

All mutual funds have operating expenses. As a shareholder of a mutual fund, your investment is affected by these ongoing costs, which include investment advisory fees. It is important for you to understand the impact of these costs on your investment return.

Operating expenses such as these are deducted from the mutual fund's gross income and directly reduce its final investment return. These expenses are expressed as a percentage of the mutual fund's average net assets; this percentage is known as the mutual fund's expense ratio.

The following examples use the expense ratio and are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period.

The table below illustrates your Fund's costs in two ways:

Actual Fund Return. This section helps you to estimate the actual expenses after fee waivers that your Fund incurred over the period. The "Expenses Paid During Period" column shows the actual dollar expense cost incurred by a $1,000 investment in the Fund, and the "Ending Account Value" number is derived from deducting that expense cost from the Fund's gross investment return.

You can use this information, together with the actual amount you invested in the Fund, to estimate the expenses you paid over that period. Simply divide your actual account value by $1,000 to arrive at a ratio (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply that ratio by the number shown for your Fund under "Expenses Paid During Period."

Hypothetical 5% Return. This section helps you compare your Fund's costs with those of other mutual funds. It assumes that the Fund had an annual 5% return before expenses during the year, but that the expense ratio (Column 3) for the period is unchanged. This example is useful in making comparisons because the Securities and Exchange Commission requires all mutual funds to make this 5% calculation. You can assess your Fund's comparative cost by comparing the hypothetical result for your Fund in the "Expenses Paid During Period" column with those that appear in the same charts in the shareholder reports for other mutual funds.

Note: Because the return is set at 5% for comparison purposes — NOT your Fund's actual return — the account values shown may not apply to your specific investment.

	Beginning Account Value 9/1/07	Ending Account Value 2/29/08	Annualized Expense Ratios	Expenses Paid During Period* (9/1/07 – 2/29/08)
Actual Fund Return	$ 1,000	$ 1,018.28	1.72%	$ 8.86
Hypothetical 5% Return	$ 1,000	$ 1,031.40	1.72%	$ 8.98

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half period).

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COPLEY FUND, INC.

SUPPLEMENTAL DATA

General

Investment Products Offered

- Are not FDIC Insured
- May Lose Value
- Are Not Bank Guaranteed

The investment return and principal value of an investment in the Copley Fund (the "Fund") will fluctuate as the prices of the individual securities in which it invests fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Fund's prospectus, which contains this and other information, call the Fund toll free at (877) 881-2751 or write to Gemini Fund Services at 4020 South 147th Street, Omaha, NE 68137.

This shareholder report must be preceded or accompanied by the Fund's prospectus for individuals who are not current shareholders of the Fund.

Voting Proxies on Fund Portfolio Securities

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to the Fund's portfolio securities, as well as information relating to portfolio securities during the 12 month period ended June 30, 2007, (i) is available, without charge and upon request, by calling 1-800-352-9908; and (ii) on the U.S. Securities and Exchange Commission's website at http://www.sec.gov.

Disclosure of Portfolio Holdings

The SEC has adopted the requirement that all funds file a complete schedule of investments with the SEC for their first and third fiscal quarters on Form N-Q. The Fund's Forms N-Q, reporting portfolio securities held by the Fund, is available on the Commission's website at http://www.sec.gov, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling 800-SEC-0330.

Approval of Investment Advisory Agreement

On March 14, 2008, the Board of Directors of the Fund approved the continuation of the advisory agreement with Copley Financial Services Corp. ("CFSC"). Prior to approving the continuation of the advisory agreement, the Board considered:

- the nature, extent and quality of the services provided by CFSC
- the investment performance of the Fund
- the costs of the services to be provided and profits to be realized by CFSC from its relationship with the Fund
- the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale
- the expense ratio of the Fund

TABLE OF CONTENTS

In considering the nature, extent and quality of the services provided by CFSC, the Board of Directors reviewed the portfolio management, operating division supervision and regulatory compliance services provided by CFSC to the Fund. The Board concluded that CFSC was providing essential services to the Fund. In particular, the Board concluded that CFSC was providing unique and specialized supervision of the Fund's operating division.

The Directors compared the performance of the Fund to benchmark indices over various periods of time. The Directors considered that the Fund's performance had been impacted negatively primarily because of the November 30, 2007 NAV adjustment related to the Fund's accounting for income tax liability. Even with this change the Directors noted that the Fund's performance compared favorably to the S&P 500 Index. It also examined the Fund's investment objective and the dividend paying record of the portfolio securities selected by CFSC. Based upon this the Board concluded that the performance of the Fund and particularly the performance of the portfolio securities themselves warranted the continuation of the advisory agreement.

In concluding that the advisory fees payable by the Fund were reasonable, the Directors reviewed a report of the costs of services provided by and the profits realized by CFSC from its relationship with the Fund and concluded that such profits were reasonable and not excessive. The Directors also reviewed reports comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds and concluded that the advisory fee paid by the Fund was equal to or lower than the average advisory fee paid by comparable mutual funds. The Board also considered that the Fund's expense ratio, while still equal to or even lower than the average mutual fund expense ratio, had increased. In particular, the Board concluded that the Fund's expense ratio had increased, primarily due to increased expenses related to challenging the accounting issue and the expansion of the operating division. They noted that the advisory fee also is adjusted downward if economies of scale are realized during the current contract period as the Fund grows, but did not consider that factor to be significant in light of the other factors considered. They did find significant, however, the fact that CFSC had voluntarily waived the receipt of $60,000 of its advisory fee, a practice it has engaged in for many years, in an effort to control the Fund's expense ratio. CFSC has entered into a written agreement to continue this practice on a yearly basis.

TABLE OF CONTENTS

COPLEY FUND, INC.

ABOUT THE FUND'S DIRECTORS AND OFFICERS

The Fund is governed by a Board of Directors that meet to review investments, performance, expenses and other business matters, and is responsible for protecting the interests of shareholders. The majority of the Fund's directors are independent of Copley Financial Services Corp.; the only "inside" director is an officer and director of Copley Financial Services Corp. The Board of Directors elects the Fund's officers, who are listed in the table. The business address of each director and officer is 5348 Vegas Drive, Suite 391, Las Vegas, NV 89108.

Independent Directors

Name (Date of Birth) Year Elected	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Albert Resnick, M.D. (March 23, 1922) 1978 [1]	Physician Since 1948

(February 28, 1946) 1996 [1]	New Bedford, MA

Inside Directors

Name (Date of Birth) Year Elected (Number of Copley Portfolios Overseen)	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Irving Levine (September 25, 1921) 1978 [1]	President, Treasurer and a Director of Copley Financial Services Corp. since 1978; a Director of Franklin Capital Corp. (an operating investment company) since March, 1990 to October 2004; Chairman of the Board and Treasurer of Stuffco International, Inc., a ladies handbag processor and retail chain operator, since February 1978; Director of US Energy Systems, Inc. from 2000 to October 2004.

Officers

Name (Date of Birth) Title	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Irvine Levine (September 25, 1921) Chairman of the Board of Directors and President	See Above
Patricia Taylor (May 27, 1950) Chief Compliance Officer	Chief Compliance Officer of the Fund since 2004; Owner, Patricia Taylor Administrative Services, since 1994.

Restated Annual Report

February 29, 2008

COPLEY FUND, INC.

A No-Load Fund

COPLEY FUND, INC.

A No-Load Fund

Investment Adviser
Copley Financial Services Corp.
P.O. Box 3287
Fall River, Massachusetts 02722
E-mail: copleyfunds@verizon.net

Custodian
Bank of America
111 Westminster Street
Providence, Rhode Island 02903

Transfer Agent
Gemini Fund Services
4020 South 147th Street
Suite 2
Omaha, Nebraska 68137
Tel. (402)493-4603
(877)881-2751
Fax: (402)963-9094

General Counsel
Roberts & Henry
164 Honeysuckle Drive
Jupiter, Florida 33458

Auditors
Roy G. Hale, C.P.A.
624 Clarks Run Road
La Plata, MD 20646

Item 2. CODE OF ETHICS

(a) The registrant has adopted a code of ethics that applies to the registrant's principal executive officer and principal financial officer. The registrant undertakes to provide to any person without charge, upon request, a copy of its code of ethics by mail when they call the registrant at (508)674-8459.

(b) During the period covered by this report, no amendments were made to the provisions of the Code of Ethics adapted in 2(a) above.

(c) During the period covered by this report, no implicit or explicit waivers to the provisions of the Code of Ethics adapted in 2(a) above were granted.

Item 3. AUDIT COMMITTEE FINANCIAL EXPERT

The registrant's Board of Directors has determined that it is not necessary for the Fund to have either an audit committee or an audit committee financial expert. This determination was made in light of the Fund's small size and limited complexity of audit issues.

Item 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The registrant paid the following amounts to Roy G. Hale, CPA, the registrant's principal accountant, for the audit of the registrant's annual financial statement and services in connection therewith for the last two calendar years:

	2007	2008
(a) Audit Fees	$19,200	$18,600
(b) Audit Related Fees	None	None
(c) Tax Fees	None	None
(d) All Other Fees	None	None

(e)(1) The Fund's Independent Directors perform the functions of an audit committee. The Fund has no standing audit committee. The policy of the Fund's Directors is to specifically pre-approve (i) all audit and non-audit services provided by the Fund's independent auditor to the Fund ("Fund Services") and (ii) all non-audit services provided by the Fund's independent auditor to the Fund's advisor.

If such Fund Services are required during the period between the Fund's regularly scheduled meetings, the President must seek approval from the Independent Directors.

(e)(2) The Fund's Independent Directors were not required to approve any of the fees described in paragraphs (b) through (d) of this item.

(f) Not applicable.

(g) See above table.

(h) Not applicable.

ITEM 5. AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6. Schedule of Investments

The registrant's schedule of investments is included in its annual report to the shareholders filed under Item 1 of this form.

ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8. PORTFOLIO MANAGERS OF CLOSED-END MANAGEMENT INVESTMENT COMPANIES

Not applicable.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 10. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Board of Directors has no audit or other standing committees. Rather the Independent Directors function as the audit and nominating committee. The Independent Directors, in performing the functions of the nominating committee advise the Board of Directors on the selection and nomination of individuals to serve as Directors of the Fund. Nominations for director, including nominations submitted by shareholders are evaluated according to the Fund's specific needs and the nominees' knowledge, expertise background and reputation. The Independent Directors do not have a formal procedure by which shareholders may recommend director candidates but will consider appropriate candidates recommended by shareholders. A shareholder wishing to submit such a recommendation should send a letter to the Fund's Clerk at PO Box 3287, Fall River, MA 02722. The mailing envelope should have a clear notation that the enclosed letter contains a DIRECTOR NOMINEE RECOMMENDATION. The letter must identify the writer as a shareholder and provide a summary of the candidate's qualifications.

ITEM 11. CONTROLS AND PROCEDURES.

(a) Except as may be deemed related to the Funds' recognition of deferred income tax during the period, the certifying officer, whose certification is included herewith, has concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940 (the "Act") are effective as of a date within 90 days of the filing date of the report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the Act.

Except as may be deemed related to the Funds' recognition of deferred income tax during the period, there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of his evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

(b) Except as may be related to the Funds' recognition of deferred income tax during the period, there were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during the registrant's fiscal year that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting.

ITEM 12. EXHIBITS.

The Exhibits listed below are attached to this Form N-CSR:

Exhibit No.	Description
12(a)(1)	Not applicable. See Item 2 hereof.
12(a)(2)	Certification of principal executive officer and principal financial officer pursuant to Rule 30a-2(a) under the Investment Company Act of 1940, as amended (17 CFR 270.30a-2(a)), is filed and attached hereto. (see attached)
12(a)(3)	Not applicable.
12(a)(4)	Certification of principal executive officer and principal financial officer pursuant to Rule 30a-2(b) under the Investment Company Act of 1940, as amended (17 CFR 270.30a-2(b)), is furnished and attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copley Fund, Inc.

By: /s/ Irving Levine

Name: Irving Levine
Title: President (Principal Executive Officer)

Date: July 18, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Irving Levine

Name: Irving Levine
Title: President (Principal Executive Officer & Principal Financial and Accounting Officer)

Date: July 18, 2008

EXIBIT E

ROBERTS & HENRY
ATTORNEYS AT LAW
164 HONEYSUCKLE DRIVE
JUPITER, FLORIDA 33458
(561) 744-5932
FAX (561) 207-6857
E-MAIL: RobertsHenryLaw@aol.com

101 BUENA VISTA AVENUE
FEDERALSBURG, MD 21632
(410) 754-9376
FAX (410) 754-9376

504 TALBOT STREET
P.O. BOX 1133
ST. MICHAELS, MD 21663
(410) 822-4456
FAX (410) 754-9376

November 19, 2008

James S. Goldman, Esquire
U.S. Securities and Exchange Commission
Boston Regional Office
33 Arch Street, 23rd Floor
Boston, MA 02110

RE: In the Matter of Copley Fund, Inc., B-2335

Dear Jim:

After much thought and consideration, we have formalized a proposal which we are hopeful might work toward resolving the Copley Fund matter.

As you know, the Board has consistently maintained that the accrual for unrealized capital gains taxes is best represented by a "reserve" established by the Board as opposed to a full liquidating value accrual that currently is being employed in calculating the Fund's Net Asset Value. Our experience since November 30, 2007 when the NAV was adjusted, has revealed that the use of the latter methodology has resulted in what we believe are misleading and inconsistent financial statements and a per share value that does not represent the fair value for the Fund's shares.

The attached Memorandum details the Fund's rationale in support of the use of the Board established reserve. We believe, for the reasons set forth therein, that use of the Board established methodology is the only way in which the Fund's shares may be fairly priced. We also believe that the use of this methodology is consistent with generally accepted account principles and is required to fairly present Fund financials in a consistent manner, fairly price Fund shares and render the financials not misleading.

The Fund believes that the issue really is more a disclosure and risk assessment issue than an accounting issue. We have attached a proposed Prospectus Supplement which contains disclosures that we believe will enable both present and future Copley Fund shareholders to fully assess the risks of investing in the Fund insofar as such risks relate to taxes on unrealized appreciation. This disclosure is accomplished through both text and comparison tables and every effort has been made to keep it easily understandable and in "plain language". Of course, we would be receptive to any staff comments with respect to the proposed disclosures.

The clear mandate of the Commission is to protect investors. In this case, an interpretation of FAS 109 which uses liquidating value accounting achieves the exact opposite result: one that should be avoided—investors are harmed. They cannot access assets to which they are entitled. As demonstrated by the Commission's current study on mark-to-market accounting and FAS 157 sometimes alternative, or at least flexible, standards are required to fairly present financials and to serve the best interests of investors. For the reasons set forth in the Memorandum, we believe a perfectly analogous situation is presented here.

Simply put, a full liquidating value accounting view under FAS 109 operates to the detriment of Fund shareholders and results in inconsistent and misleading financial statements. On the other hand, a reserve accounting view under FAS 109 operates to the benefit of shareholders and results in consistent, easily understandable and clear financials which produce a Net Asset Value which represents fair value for the Fund's shares. We believe that there is nothing in GAAP or applicable law or regulation which precludes the use of the Board's methodology in pricing Fund shares.

We, of course, are available to discuss this with the staff either in person or via conference at your convenience.

The Fund has continued to offer its shares for sale using current financials only because they were compiled based upon comments made by the staff of the Division of Investment Management and agreed to by us at the time under the circumstances at the time. Accordingly, nothing in the proposal should be construed as an explicit admission that the current financials are false or misleading in fact or as a matter of law. We also request confidential treatment under the FOIA with respect to this correspondence and associated memoranda.

Very truly yours,
ROBERTS & HENRY

Thomas C. Henry

MEMORANDUM

PRELIMINARY STATEMENT

This is about the best interests of the Copley Fund shareholders—past, present and future. It is about the fair value of a Copley Fund share. It is about the Board of Directors' fiduciary obligation to ensure that the Fund's shares are fairly priced, that the best interests of the Fund's shareholders are fully protected and served and that the Fund's financial information is not misleading. And, most importantly, it is about the flexibility of GAAP and the Commission's rules. This point is particularly relevant now given the current financial crisis facing the nation and the Commission's acknowledgement that otherwise rigid rules must bend to reasonable, reassured, common sense evaluation.

November 30, 2007 was a very difficult day for the Fund, its Board of Directors and its shareholders. It was on that day that the Board was compelled, upon threat of injunctive action, to direct the Fund's accounting services agent to reduce the Fund's per share value by $13.89 as the result of an accounting interpretation expressed by the staff that generally accepted accounting principles (GAAP) required the Fund to include in its current liabilities the entire amount of capital gains taxes that would be payable if the Fund liquidated its entire portfolio of securities on that day; as opposed to the inclusion of a reserve for taxes that had been established by the Board of Directors in an exercise of their good faith business judgment and based upon fifteen (15) years of experience operating successfully with such reserve.

For the reasons set forth below, the Fund believes that the NAV adjustment is contrary to the best interests of the Fund's shareholders. The Fund believes that it has in the past complied with GAAP, that both GAAP and applicable SEC rules are flexible enough to permit the "reserve" accounting method established and approved by the Board and that the "full liquidating value accrual method" has produced inconsistent and misleading financial statements that have resulted in Management having to qualify its certifications made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[1].

THE FUND AND ITS INVESTMENT OBJECTIVE

The Copley Fund, Inc. (the "Fund") is registered with the Commission as an open-end, management investment company pursuant to the provisions of the Investment Company Act of 1940. Unlike most funds, it has not elected regulated investment company ("RIC") status under the Internal Revenue Code, 1986, as amended. It is organized as a regular "C" Corporation for federal income tax purposes. Accordingly, any taxable income generated by the Fund is subject to taxation at the corporate level and is not passed on to individual shareholders as would be the case if the Fund had elected RIC status.

The Fund was organized in 1978 and has operated continuously since that time. Its stated investment objective is "the generation and accumulation of dividend income". Its secondary objective is "long-term capital appreciation". Key to the Fund's investment objective is its strategy, contrary to most other funds, of not distributing dividends and capital gains to

[1]The Fund's N-CSR Certification provides that the Fund's financial statements "fairly represent in all material respects (except to the extent that management's position on the accounting for deferred income taxes is correct) the financial condition...of the registrant."

shareholders but rather accumulating them within the Fund and then adding them to the value of each share on a daily basis. Hence, an increase in per share value directly raises the value of a shareholder's account. Thus, shareholders are able to defer dividend and capital gains taxes until redemption at which time shareholders will incur a loss or realize a gain depending upon the Fund's per share value at the time of redemption. In addition, and central to the Fund's investment policy, is that the retention of dividends leaves more money "at work" in the Fund. Thus, the true measure of the Fund's performance is to measure income and gain as a function of the total deployed capital. Artificially discounting the reported amount of deployed capital by an inappropriate "reserve" distorts the Fund's performance.

Insofar as the Fund itself is concerned, as a C Corporation, it uses its corporate structure to create dividend income to the Fund, 70% of which is offset by the deduction allowed by the Internal Revenue Code for dividends received by a C Corporation.

TAX MANAGEMENT POLICY AND RATIONALE

Beginning in 1993, the Board of Directors of the Fund implemented a tax management policy whereby the accrual for deferred income tax on unrealized gains on the Fund's portfolio securities was reduced to a stated reserve of $422,000. This amount was determined by the Board in an exercise of their good faith business judgment and based upon the seven factors which are set forth below. Prior to the adoption of that policy the Fund had a stated deferred income tax liability accrual of $3,541,000. The implementation of this policy had the effect of increasing the Fund's NAV with a corresponding increase in stated per share value. This policy more accurately reflected the deployed capital which was invested by the Fund.

This tax management strategy was implemented based upon a strategy adopted and implemented by the Rochester Tax Managed Fund, an informal opinion expressed by Price Waterhouse at the time and a position paper prepared by Roy G. Hale, CPA, dated November 27, 1992 (See Attachment "A"). The decision was memorialized in the Minutes of a Meeting of the Board of Directors held on December 7, 1992 to implement the strategy wherein the Directors instructed "that Fund Management shall monitor on a regular basis the Fund's potential income tax liability on unrealized gains to ensure that the present reserve is, in its best business judgment, appropriate given the particular circumstances of the Fund's portfolio and policies."

The basis for the adjustment to the Fund's previously accrued tax liability was set forth in Note 1 to the Fund's financial statements for the year ended February 28, 1994 as follows: "in this accounting period the Fund elected to change the estimate of deferred income tax liability on unrealized appreciation of investments...the Fund will provide deferred taxes for unrealized appreciation on its investment portfolio to the extent that management anticipates a liability may exist...this change is consistent with the Board of Directors intent to qualify the Fund as a Regulated Investment Company in the event the Fund's future income tax liability should exceed current (reserved) deferred income tax levels."

The Fund has, for more than 15 years, consistently maintained that the amount of the deferred income tax liability for the Fund is an accounting estimate that is properly based upon a reasonable estimate of the future obligations of the Fund as it relates to the difference between the tax basis of the Fund's assets and their reported mark to market current value. The Fund recognizes all current income tax obligations in the current accounting period. It has been the Fund's longstanding position, since 1993, that the deferred tax liability for unrealized capital gains should be based on a good faith business judgment estimate of future tax obligations associated with any required liquidation of portfolio securities necessary to raise cash to meet foreseeable Fund requirements.

The key concept here is that the deferred tax liability carried by the Fund on any given date is an accounting estimate of future obligations of the Fund. This estimate is based upon various factors including (1) capital loss carry forwards (2) anticipated redemptions beyond the ability of the Fund to cover with its current cash position or through the sale of non-appreciated securities (3) the amount of the recorded reserve for the estimated maximum tax liability (4) fifteen (15) years of operating history without ever exceeding or even approaching the reserve established by the Board (5) the Fund's stated investment strategy and track record of holding high quality, dividend paying stocks for the long term (6) the fact that the entire deferred tax liability would be due only in the unlikely event the entire portfolio were liquidated and (7) the best good faith business judgment of the Board of Directors. These factors are, and historically have been, used to establish a reasonable and realistic basis for the estimated tax liability. And, as discussed below, the option to convert the Fund to RIC status establishes a floor upon which the estimated taxes would not be exceeded.

ACCOUNTING AND REPORTING FOR INCOME TAXES

The essence of the issue is Copley Fund's accounting and reporting of the effects of potential income taxes. The staff's initial theory is understood to be that the Fund had not measured and disclosed the future tax consequences of the unrealized appreciation of securities in the Fund's portfolio in accordance with generally accepted accounting principles ("GAAP"). In support of this position they have referenced the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). FAS 109 "establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprises activities during the current and preceding years."

Paragraph 6 of FAS 109 states that "the objectives of accounting for income taxes are to recognize (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an enterprises' financial statements or tax returns."

Paragraph 11 of FAS 109 provides "An assumption inherent in an enterprise's statement of financial position in accordance with generally accepted accounting principles is that the reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, a difference between the tax basis of an asset or liability and its reported amount in the statement of financial position will result in taxable or deductible amounts in some future year(s) when the reported amounts of assets are recovered and the reported amounts of liabilities are settled". (Emphasis added.)

Paragraph 78 of FAS 109 makes the observation that an "enterprise might be able to delay the future reversal of taxable temporary differences by delaying the events that give rise to those reversals, for example, by delaying the recovery of related assets or the settlement of related liabilities. A contention that those temporary differences will never result in taxable amounts, however, would contradict the accounting assumption inherent in the statement of financial position that the reported amounts of assets and liabilities will be recovered and settled, respectively; thereby making that statement internally inconsistent. For that reason, the (Accounting) Board concluded that the only question is when, not whether, temporary differences will result in taxable amounts in future years." (Emphasis added).

The staff's initial theory then seems to be based upon a static and inflexible interpretation of FAS 109 to the effect that the statement requires a full accrual of the maximum potential deferred income tax liability—period ("full liquidating value accrual method"). As more fully developed below, the Fund believes that FAS 109 and GAAP are flexible enough to permit variations or exceptions that are nonetheless in compliance with GAAP and are, in fact, required to fairly present the financial condition of the Fund and the accurate pricing of its shares. This, the Fund has always maintained, is best accomplished through the use of a "reserve" for deferred income taxes which is established by the Fund's Board of Directors in an exercise of their good faith business judgment.

The fundamental justification for recognizing an exception to or a variation from FAS 109 is that the full tax liability will not be recognized by the Fund.

FAS 109, as set forth above, plainly states that the requirement for full accrual is based upon "an **assumption**" that the underlying appreciated assets would eventually be sold and the associated income tax would eventually be paid. This simply is not the case and is, under the circumstances, an invalid and misleading assumption. The effect of applying this invalid assumption is that a full liquidating value accrual overstates Fund liabilities and understates the Fund's equity as reflected in the Fund's Net Asset Value.

In support of this proposition the Fund advances the following points:

1. The use of historically proven good faith estimates represents the best method of fairly presenting the Fund's financial condition. The amount of a reserve for income tax,

reported as a liability, is in fact an estimate of a future potential liability and not a real liability on the date of the financial statements. These estimates, based upon the factors as discussed above, are flexible and subject to change as circumstances dictate. As long as the Fund provides reasonable estimates that meet current and future obligations, as has been the case for the last fifteen (15) years, the Fund meets its inherent obligation to accurately accrue for this potential liability. The following chart demonstrates the viability of the established reserve.

COMPARISON OF RESERVE ESTABLISHED BY BOARD AND ACTUAL CAPITAL GAINS TAXES PAID

	BOARD ESTABLISHED CAPITAL GAINS TAX RESERVE	ACTUAL CAPITAL GAINS TAXES PAID	FULL LIQUIDATING RESERVE FOR CAPITAL GAINS LIABILITY ACCRUAL
2007	$807,345.00	$0	$17,537,872.00
2006	$758,766.00	$0	$16,104,320.00
2005	$758,766.00	$0	$14,887,774.00
2004	$824,472.00	$0	$12,548,834.00
2003	$770,554.00	$0	$7,602.562.00
2002	$664,576.00	$0	$13,166,255.00
2001	$443,285.00	$0	$15,646,991.00
2000	$464,563.00	$0	$10,961,527.00
1999	$373,709.00	$0	$13,684,586.00
1998	$278,488.00	$0	$13,224,672.00
1997	$189,891.00	$0	$8,193,495.00
1996	$378,955.00	$0	$7,160,983.00
1995	$422,000.00	$0	$2,756,751.00
1994	$422,000.00	$0	$3,843,489.00
1993	$422,000.00	$0	$5,430,633.00

No taxes have ever been paid because the Fund's tax liability for capital gains has always been covered by either capital losses or capital loss carry forwards. Hence, the reserve has never been used.

One of the concerns expressed by the staff has been that circumstances beyond the control of management might cause the Fund to liquidate portfolio securities due to market conditions or to meet redemptions. It is important to note that even in this time of unprecedented financial crisis and market upheaval Copley Fund has not even come close to invading the tax reserve established by the Board. And, we note that this is at a time when money market funds have had to turn to the Federal government to preserve their $1.00 NAV and mutual fund redemptions are at an all time high—once again sustaining the Board's judgment.

2. The only shareholder risk associated with using the reserve method, which is based upon good faith historically proven estimates, would arise in the event that the Fund

understated the reserve and a real liability greater than the reserve would become due and payable. As shown by the above chart, this has never happened over the past fifteen years. More noteworthy perhaps is the fact that it has not happened over the past two months. Moreover, this would never occur because of the Fund's intent and expressed ability to convert to RIC status if it ever is placed in a position where the reserve was in an insufficient amount to cover the capital gains tax on appreciated securities. This begs the question of why the Fund has not elected RIC status subsequent to the compelled inclusion of the full accrual in its NAV. The short answer is that the reserve established by the Board never was exceeded because of market or other operating conditions. No tax ever became payable. The accrual only became an issue when the Fund was compelled, under threat of injunction, to include the full amount of the accrual in its NAV. Election of RIC status has consequences, as discussed below, and the Board believes that it should not be "compelled' to accept these consequences when the conditions precedent established by them before electing RIC status have not been met.

In light of the Fund's ability to convert to a RIC, as more fully explained below, and ultimately avail itself of the elimination of the tax otherwise payable at the corporate level on appreciated securities the Fund believes that the inherent assumption made in Paragraph 11 of FAS 109, i.e., that liabilities will be recovered and settled, does not properly apply to the instant situation. Moreover, the statement in Paragraph 78 of FAS 109 that "the (accounting) Board concluded that the only question is when, not whether (tax liabilities will be realized)" supports the Fund's belief that GAAP does not require the Fund to accrue the full potential deferred tax liability because the ability to convert to a RIC on its own terms answers the "when" question—never.

CONVERSION TO RIC

Regulated Investment Companies ("RIC's") may escape full corporate taxation because, unlike ordinary corporations, they are entitled to claim a deduction for dividend payments against ordinary income and net capital gains. A corporation qualifies as a RIC if it makes an irrevocable election to be a RIC by filing a tax return on Form 1120-RIC and it meets certain requirements specified in IRC Sections 851 and 852. In order to qualify for this election, the Fund would be required, among other things, to distribute to shareholders its undistributed earnings and profits ("E&P").

The Fund could elect RIC status simply by filing a RIC tax return for the year in which the status is deemed to be effective. Any capital gains taxes due and payable at the end of the tax year, which in theory would be greater than the reserve, would then be shifted to the individual shareholders[2]. The result is that the Fund would pay the tax on capital gains equal to the reserve

[2]Under current law, the capital gains taxes due on net realized gain only would be due at individual rates which are now much lower than corporate rates. This is another example of why the "full liquidating value reserve" method is not only inappropriate but also seriously misleading.

and shift the remainder of capital gains to shareholders. Given this methodology, the Fund would never exceed the reserve.

As noted above, the Fund would have to distribute its accumulated E&P up to the date RIC status was elected. The Fund would have until the end of the current tax year to make this distribution. The accumulated E&P could be relatively large ($11,844,182 at February 29, 2008). This begs the question of where the money would come from to make the required distribution without selling portfolio securities and generating additional capital gains tax for the Fund. The answer is that the Fund could distribute additional shares in the Fund rather than cash and, while the distribution of stock would decrease the value of the Fund, the shareholders would receive something in value to compensate for the devaluation. The shareholders would be subject to income tax on the received distributions, generally taxable at rates lower than the corporate tax rate which does not distinguish between ordinary income and capital gains; but the key point is that the distribution would not generate capital gains taxes for the Fund.

The last tax issue to be considered in a RIC conversion is the built in gains ("BIG") tax on appreciated assets. Current IRS regulations require a new RIC, which was previously a C Corporation, to pay a built in gains tax on appreciated assets if the assets are sold within ten (10) years of the RIC conversion date. If all or any portion of the appreciated assets are not sold within this 10 year period, the built in gains tax goes away. It simply ceases to exist.

This begs another question which is at the heart of the matter. Does the potential liability for BIG tax require a full accrual under FAS 109? The answer is no because of the basic assumption under FAS 109 that the full accrual is based upon the premise that the appreciated assets will be sold and the associated income tax paid at some point in time. This simply is not the case when there is, or could be, a date certain when the liability would cease to exist. Because of this "date certain test" the potential BIG tax represents at most a contingent liability rather than a real, current liability. This contingent liability has been fully disclosed in the Fund's Prospectus and SAI for many years.[3]

Since inception, management of the Fund has not elected RIC status and met the required distribution requirements but rather has opted to be treated as a regular C Corporation. Underlying this decision is the fact that the dividends received deduction is available to a C Corporation but not available to a RIC. This concept is critical to the Fund's basic investment strategy to create dividend income to the Fund using the 70% deduction from federal income taxes for dividends received. Thus, the Fund's regular income tax liability is kept to a minimum and shareholders are allowed to defer taxes until redemption.

[3]The staff of the Division of Investment Management has reviewed the capital gains tax accrual issue in connection with registration statements and financial reports filed by the Fund since 1993. In each instance, until September of 2007, the staff accepted, or at least took no action with respect to, the Fund's rationale for using a reserve method of accounting for such accruals. Tandy statements notwithstanding this lack of action provided the Board with an understanding that the reserve methodology was not contrary to GAAP or applicable SEC rules with respect thereto.

Hence, conversion to a RIC is a viable alternative to the Fund but is contrary to the Fund's stated investment objective and strategy. Therefore, it is not something that should be undertaken unless the conditions precedent to making the election, exceeding the reserve, have been met. These conditions precedent have not been met. The established reserve has never been exceeded or even invaded. The important concept for purposes of a deferred tax liability standpoint however is that the potential liability can be eliminated. The ultimate liability therefore is not a certainty. In fact, it is a contingent liability which at the end of a ten year period simply ceases to exist.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Generally Accepted Accounting Principles ("GAAP") consist of the basic principles, assumptions and guidelines, the detailed rules and standards issued by the Financial Accounting Standards Board ("FASB") and the generally accepted industry practices. GAAP are neither law nor regulation. The Securities and Exchange Commission ("SEC") however, has promulgated a regulation which provides, in pertinent part, that "financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided." Rule 4-01. Regulation S-X (emphasis added). For all of the reasons set forth herein the Fund believes that this presumption has been rebutted.

GAAP was developed to ensure that financial transactions are recorded in a consistent manner, to require standardized reporting formats, and to permit comparability with prior year(s) information and statements prepared by other business entities.

GAAP has evolved over the years from a basic framework and from basic objectives of financial reporting. Financial reporting should provide useful information for making informed business and economic decisions. Usefulness for decision making is the most important characteristic of the reported information. To be useful, financial statements must be relevant, i.e., they must make a difference in the decision maker's (investor's) ability to predict the future or to correct prior expectations. Hence, useful financial statements provide information about what has happened in the past as well as information that will help in predicting what will happen in the future.

Financial Statements must also be reliable. To be reliable they must be verifiable, neutral and unbiased and the information presented must represent what really happened or existed. In addition, the statements must be comparable (measured and reported in a similar manner by all types of businesses) and consistent (the same accounting methods should be applied from period to period). In other words, deviations in measured outcomes from period to period should be the result of deviations in performance not changes in methods. Because of the change in the capital gains tax accounting treatment and related financial restatements, the Fund's financial statements are not now either "useful" or "reliable" within the framework of GAAP.

FUND FINANCIAL STATEMENTS SUBSEQUENT TO THE ISSUANCE OF THE RESTATED ANNUAL REPORT FOR THE PERIOD ENDED FEBRUARY 29, 2008 ARE CONTRARY TO THE BASIC OBJECTIVES OF GAPP AND UNDER THE SPECIFIC CIRCUMSTANCES OF THE FUND'S BUSINESS ARE MISLEADING

Pursuant to staff comments received in connection with the Fund's annual 485APOS updating amendment to its registration statement filed on June 6, 2008 the Fund was required to file an amended N-CSR/A which contained a "Restated Annual Report to Shareholders". This restatement caused the Fund to "restate" much of its historical financial information including average annual returns, the per share value table and the financial highlights table. This restatement of historical information was required because the Investment Management staff required the Fund to treat the inclusion of the full liquidating liability accrual in the Fund's NAV as a "correction of an error" as opposed to a "change in accounting estimate" which would not have required a restatement of historical information. The consequence of this is that the Funds' financial reports have not now been compiled in a consistent manner. This is clearly illustrated by comparing the Financial Highlights Tables for the period ended February 28, 2007 and February, 2008 (restated) (See Attachment "B").

Prior to this required restatement the Fund's financial statements were completely within the basic framework and objectives of GAAP reporting as discussed above. In fact, the PCAOB examined the Fund's auditor's financials and report thereon for the period ended February 28, 2006 and issued an affirming clean report thereon. The financials had been recorded in a consistent manner for 30 years. They permitted comparability with both prior year(s) information and the financial statements prepared by other Funds. They were useful because they enabled informed decision making by an investor because they correctly set forth what happened in the past and provided information about what will likely happen in the future. They were reliable because they were verifiable and the information represented what really happened from a historical perspective. For example, the Fund's actual NAV per share at February 28, 2007 was $54.67 and it was reported as such in the Fund's Annual Report of even date. Yet, the Restated Annual Report for the period ended February 29, 2008 reflects a per share value for that same date (February 28, 2007) of $42.54. This simply does not reflect what really happened, is not consistent and thwarts comparability with prior years. Contrary to one of the basic objectives of GAAP there are now deviations in measured outcomes from period to period which are the result of changes in methods rather than deviations in performance.

THE INCLUSION OF THE FULL LIQUIDATING LIABILITY ACCRUAL IN THE FUND'S NAV IGNORES BASIC GAAP ASSUMPTIONS, CONSTRAINTS AND MODIFYING CONVENTIONS

The foundation of GAAP consists of basic assumptions, basic principles, basic constraints and modifying conventions. Some of these are particularly relevant herein.

Assumptions: (1) Going Concern Assumption: This assumption assumes that a business will continue operating and will not close or be sold. Based on this assumption, actual costs instead of liquidation values are used for presenting financial information.

Principles: (1) Historical Cost: (1) Realization/Revenue Recognition: This principal requires companies to record revenue when it is realized or realizable, i.e., at the time of actual sale. (2) Matching Principle: This means recording the revenues earned during a period using the revenue realization principal and matching the revenues with the expenses incurred in generating this revenue. (3) Adequate Disclosure: This principle states that all pertinent information should be fully disclosed and in understandable form.

Constraints and Modifying Conventions. The modifying conventions include (1) Application of Judgment – an accountant may depart from GAAP if the result or departure appears reasonable under the circumstances, especially when the strict adherence to GAAP will produce unreasonable results, (2) Substance over Form – the economic substance of a transaction determines the accounting treatment, even when the legal aspects of the transaction indicate otherwise and (3) Industry practices and Peculiarities – the peculiarities and practices of an industry may warrant selective exceptions to accounting principles.

Utilization of a full liquidating value accrual method is contrary to the basic "going concern" assumption of GAAP that a business will continue operating and will not close or be sold. Based upon that assumption actual costs and liabilities instead of liquidation values are to be used for presenting financial information. The use of the full liquidating value method in the present circumstances makes the exact opposite assumption that all portfolio securities will have to be completely liquidated today. This simply is not the case and is unrealistic and misleading.

The full liquidating value accrual method also is contrary to the principles of realization/revenue recognition and matching. Full accrual transforms a potential contingent liability into a full current liability and fails to match current revenues and assets with correct liabilities. This, in turn, makes another principle, adequate disclosure of all pertinent information in understandable form, difficult at best. Prior to being compelled to restate the Fund's financials, they were presented in an easily understandable form. The Fund does not now believe that this is the case. While those restated financials contain all of the staff's comments made thereon, the Fund nonetheless believes that they are far from easily understandable and are in fact misleading.

Insofar as the modifying conventions are concerned it is stated at the outset that the Fund believes that its historical financial statements have always been compiled in accordance with GAAP. However, it is important to note that GAAP recognizes certain constraints and modifying conventions that allow an accountant to depart from GAAP if the result or departure appears reasonable under the circumstances especially when the strict adherence to GAAP will produce unreasonable results. Assuming arguendo that the use of the reserve method is a "departure" from GAAP it certainly appears reasonable under the circumstances especially here, where the use of the full liability accrual method produces an unreasonable result, i.e., a per share net asset value which does not reflect the realistic net assets of the Fund, distorts performance and expense ratios, and disables redeeming shareholders from receiving their fair proportionate share of Fund assets.

Copley Fund is unique among all other Funds[4]. To the Fund's knowledge it is the only C Corporation the share price of which is based upon a mark to market NAV as opposed to a value based on supply and demand for its shares. This does not make it "bad" or "wrong"—just different. The Fund also notes that because of this uniqueness the Fund's use of the reserve method will not impact other mutual funds. On the other hand, if the Fund's methodology is applied consistently, as it has been in the past, and is fully understood by all shareholders through ample disclosure, it will facilitate comparisons with other mutual funds and will not result in overstated performance. This makes a substance over form approach compelling under the circumstances of the Fund. For this reason alone the use of a reserve method falls well within the judgment parameters of GAAP.

All of this demonstrates that sometimes variations from strict interpretations of GAAP are required[5]. While the Fund believes that its financials historically have been compiled and presented in accordance with GAAP the modifying conventions make clear that GAAP is not "carved in stone" and that variations are made and considered acceptable. If nothing else, GAAP and FAS 109 are not clear on the appropriate calculation of a tax accrual particularly in view of the fact that the "inherent assumption" underlying FAS 109 is not present given the particular circumstances of the Fund.

CONCEPTS OF FAIR VALUE

The Copley Fund is currently valued at its liquidation value. Simply put, this does not represent the fair value of the Fund's shares. It ignores reality and misstates the assets of the Fund.

[4] There are at least two other investment companies that have not elected RIC status and record a deferred tax liability associated with the unrealized appreciation of portfolio securities. See Tortoise Energy Capital Corp., file number 811-2175, Form N-CSRS (August 1, 2007) and Kayne Anderson MLP Investment Company, file number 811-21593, Form N-CSRS (August 3, 2007). However, both are closed-end funds and as such do not issue redeemable securities. Their shares are bought and sold in the open market. A closed-end fund with a large amount of unrealized capital gains in its portfolio may trade at a discount for example because buyers would be assuming a potential tax liability and uncertainty as to the amount and timing of the gains to be realized. Closed-end funds are not required to calculate their NAV daily. Tortoise is a nearly $1 billion Fund that invests in securities of energy related to MLP's operation infrastructure assets. Kayne is a $2 billion Fund that also invests in energy. Their portfolio turnover rates exceed 30%. As such, they are easily distinguishable from Copley. Unlike Copley they are required to apply the deferrals that are accrued on a regular basis.

[5] The Commission has recognized this concept and issued rules for the use of even Non-GAAP financials. Release No. 33-8176, 34-17226 (January 22, 2003).

On September 30, 2008, the SEC's Office of the Chief Accountant issued a press release (2008-234) which addressed fair value accounting stating that "(t)he current environment has made questions surrounding the determination of fair value particularly challenging for preparers, auditors, and users of financial information". While not precisely on point the concepts addressed in the release are equally applicable. The release makes clear that Management's internal assumptions can be used to measure fair value. It acknowledges that the determination of fair value often requires significant judgment. The release also concludes that clear and transparent disclosures are critical to providing investors with an understanding of the judgments made by management.

The Fund believes that it has demonstrated a clear and compelling rationale as to why the use of the Board's reserve accrual methodology best represents a fair value for the Fund's shares. It also believes that the disclosures made in the attached proposed Supplement to the Fund's Prospectus provides clear and transparent disclosures with respect to both the methodology and rationale used by the Board as well as the risks inherent therein.

The static application of an accounting concept (FAS 109 treatment of a deferred tax liability) that is equivalent to liquidation accounting serves to undervalue the true financial position of the Fund. It operates to overstate dividend yield and expense ratios and understate performance for comparison purposes. Redeeming shareholders do not receive their proportionate share of Fund assets. Purchasing shareholders receive a windfall in the event that the deferred tax liability is eliminated or reduced due to conversion to a RIC or a change in tax law or regulation.

Management of the Fund has, since 1992, attempted to reflect in the financial statements a deferred tax liability to the extent that management anticipates, in an exercise of their best, good faith business judgment that such a liability exists. Deferred income tax liabilities are at best an estimate due to the nature of changing income tax rates and federal and state income tax law and regulations. The Fund has consistently, from year to year, applied this concept in order that the value of the Fund is never arbitrarily increased or decreased at any given point in time. The performance of the Fund was based upon the true increases or decrease in the assets held for the specified reporting period. Now the daily NAV fluctuates, sometimes substantially, due only to "hypothetical" changes in the tax accrual[6].

SUMMARY

Copley Fund, Inc. was founded by Irving Levine in 1978. Over the course of those years the Fund's NAV consistently has grown from just over $3 per share to more than $54 per share

[6]For example, assuming a 10% market decline, and that the Fund's shares react similarly, the Fund's per share NAV would decrease by approximately $1.15 due solely to the maintenance of the full liquidating value accrual (example based upon $50,000,000 in unrealized appreciation, a 35% tax rate and 1,500,000 shares outstanding). Utilizing the Fund's historical reserve method there would have been no change in NAV due to anything other than the market.

at year end 2007. This has been accomplished not through 12b-1 plans or sales loads or even any sales efforts. Rather, the NAV growth is the result of a solid and consistently applied investment philosophy of purchasing and holding highly viable, dividend paying stocks which yield dividends in ever increasing amounts, all in accordance with the Fund's stated investment objective of "the generation and accumulation of dividend income".

Because of this structure the Copley Fund is unique among all other Funds. The Fund's overall structure, investment strategies and operating philosophy have not materially changed since its inception in 1978. Its underlying principles and strategies have been consistent, year to year, and the overriding concern of Management and the Board of Directors always has been the welfare of the individual shareholders.

The Fund's expense ratio, after a consistent and voluntary $60,000 per year advisory fee waiver by the Fund's advisor has been maintained below 1.25%. These ratios, on average, are well below the average ratios of all equity funds, which ranged from 1.44% to 1.07% over the same period. Investment Company Institute, Fees and Expenses of Mutual Funds, 2007. Ratios for equivalent small funds are much higher.

Every effort has been made to operate the Fund in the best interests of the shareholders and to reflect the true value of the Fund's assets in its net asset value. This effort has been thwarted by compelling the Fund to use a full liquidating value accrual with respect to the Fund's unrealized appreciation.

The Fund is required by Rule 22c-1a to issue and redeem its shares at a price based on[7] current net asset value. Rule 2a-4a defines current net asset value and specifically states that with respect to NAV calculations "estimates (may be) used where necessary or appropriate". That Rule also provides that "(a)ppropriate provision shall be made for Federal Income Taxes if required" (emphasis added).

There is no explicit requirement however that the full liquidating liability tax accrual be used in calculating the Fund's net asset value on which the daily issue and redemption price of its shares must be based. For the reasons set forth above the Board of Directors believe that neither GAAP nor FAS 109 mandate a liquidating liability accrual. On the other hand, the Board does believe it clear that the use of a full liquidating liability accrual does not represent a fair value with respect to the price of the Fund's shares. In fact, the application of such a methodology is unrealistic, misleading and operates to the detriment of the Fund and its shareholders.

As demonstrated above, the risk of the Fund incurring a tax liability in excess of the Board established reserve is practically nil. Nonetheless, the Fund believes that this risk should

[7] It should be noted that "based on" is not synonymous with "at".

be assessed and either accepted or rejected by the shareholders with the staff providing guidance related to the risk disclosure.

Accordingly, the Board proposes to adjust its Net Asset Value[8] based on the reserve method delineated above and to disclose this adjustment pursuant to the Prospectus Supplement which is attached hereto. Of course, the Fund would be receptive to any disclosure comments made by the staff and would make every effort to include them in the Supplement and all future disclosure documents.

[8] As of October 31, 2008. This will have the effect of increasing the Fund's per share value from $39.94 to $48.14. In order to compensate shareholders who redeemed between November 30, 2007and the date of the adjustment they will be reimbursed in an amount equal to their proportionate share of the difference between the established Board reserve and the full liquidating liability reserve which was in effect at the time.

ATTACHMENT "A"

Copley Fund, Inc.

Alternative Tax Management Strategy

Prepared by: Roy G. Hale, CPA
Date: November 27, 1992

Scope.

The purpose of this paper is to review the tax status of Copley Fund, Inc., and the related requirement to accrue deferred income taxes.

Executive Summary.

The Internal Revenue Code, 1986, as amended, provides two types of income tax treatment for investment companies: taxing net investment income at the corporate level or at the individual shareholder level. In order to transfer the taxation of net investment income to the shareholder level, at least 90% of net investment income must be distributed annually to shareholders and other qualifications must be met. Since the Fund has not made annual dividend distributions to shareholders, all federal and state income taxes are applied directly to the Fund.

By virtue of retaining the income tax liability associated with investment income, the Fund must accrue current and future income tax liabilities on realized and unrealized gains from investments made by the Fund. For the period ending August 31, 1992, the Fund had a current income tax liability of $151,515 and a deferred income tax liability of $3,541,000. Both of these amounts serve to reduce the net asset value determined daily by the Fund.

The deferred income tax liability will be realized and recognized when the applicable securities are sold; the full deferred income tax liability will be recognized when the entire portfolio is liquidated. Since it is not the intention of the Board of Directors to liquidate the Fund or pay more corporate income taxes than necessary, it is appropriate for the Board to look at alternate tax management techniques. Electing regulated investment company treatment when it is deemed to be in the best interest of the Fund is an appropriate alternative tax management technique.

If the Board of Directors were to elected to be taxed as a regulated investment company, the liability for the tax on unrealized gains would shift from the Fund to individual shareholders. Accordingly, the Fund would not have a requirement to accrued deferred income tax on unrealized gains as a part of the overall liabilities of the Fund. The liability should not be dropped to zero, however, since it would be a reasonable expectation that the Fund would realize some gains prior to electing regulated investment company treatment.

Copley Fund, Inc.
Alternative Tax Management Strategy
Page 2

Discussion.

The Fund is registered with the Securities and Exchange Commission as a diversified, open-end management company under the provisions of the Investment Company Act of 1940, as amended. The Fund has elected to hold rather than distribute to shareholders net investment income, therefore, the Fund is taxed as an ordinary corporation rather than as a regulated investment company.

Since distributions are not made to shareholders, the Fund is liable for federal and state income taxes on amounts received from interest, dividends, capital gains, and operating division net income. An ordinary corporation is currently taxed for federal income tax purposes at rates of 15% to 34%, depending upon the amount of its taxable income. Further, the alternative minimum tax may be applicable at a rate of 20%. The Fund's overall tax liable is substantially reduced each year by the application of a 70% dividends received deduction on qualified dividends. This tax advantage is partially offset by the requirement to add back the dividends received deduction for the calculation of alternative minimum tax. In the years that dividend income is a substantial portion of investment income, the Fund will have an alternative minimum tax liability.

Capital gains are currently taxed at a corporation's marginal tax rate, i.e., 15% to 34%. The current maximum capital gains tax rate for individuals is 28%. With a spread of six percentage points between the corporate and individual capital gains rates, it would be prudent for the Fund to consider transferring the income tax liability to individual shareholders when a principal portion of the security portfolio was subject to liquidation. A method readily available to the Fund is to qualify as a regulated investment company.

Regulated Investment Company.

The special tax treatment accorded regulated investment companies (RICs) under Subchapter M of the Internal Revenue Code, 1986, as amended, reflects legislative recognition of the fact hat such companies are, in fact, primarily conduits. The Fund is relieved of corporate income taxes to which it would otherwise be subject as a separate taxable entity except for income retained at the corporate level.

In order to be taxed as a regulated investment company, a [illegible] dividends-paid deduction--that is, the amount distributed to [illegible] deduction, least the sum of: (1) 90 percent of the company's investment company taxable income, computed without deducting a dividends received deduction, plus (2) 90 percent of its net exempt interest income.

Capital gains are treated separately. A RIC may hold or distribute any portion of the capital gain realized during the tax year. If the RIC distributes 100% of the capital gain realized it receives a 100% dividends paid deduction; if it distributes 80% it receives an 80% dividends paid deduction.

An investment company desiring to qualify as a regulated investment company will proceed generally as follows:

(1) adopt a qualifying form of organization (Copley already meets this requirement);

(2) identify the first taxable year in which it seeks to so qualify;

(3) arrange and maintain a portfolio mix that meets gross income and diversification requirements;

(4) declare and pay dividends to its shareholders before the end of the year or shortly thereafter;

(5) file a tax return electing to be a regulated investment company and reflecting that it has met the distribution and related rules for being taxed under Subchapter M of the Internal Revenue Code, 1986, as amended.

Changing from a regular corporation to a regulated investment company.

In addition to meeting the five requirements listed above, Copley Fund, Inc., must meet two additional requirements.

(1) The Fund must distribute all earnings and profits accumulated prior to the year in which RIC status is elected; and

(2) it must pay a federal income tax on all accumulated unrealized gains at the point in time RIC status is elected.

Under an existing IRS Regulation, the Fund may elect to postponed this tax. The tax would be imposed on the built in gains, at the time RIC status was elected, when the securities are sold. If the securities are held for a minimum of ten years following the date RIC status is elected, the tax would not be accessed against

Copley Fund, Inc.
Alternative Tax Management Strategy
Page 4

the Fund.

Accumulated earnings and profits at August 31, 1992 were $13,618,161. As an example, if the Board of Directors was to elect RIC status commencing in calendar year 1993, the Fund would have 90 days starting on January 1, 1993, to commence distributing the accumulated earnings and profits. All accumulated earnings and profits would have to be distributed by the end of the year.

The distribution of earnings and profits could be made in either cash or additional stock. A stock distribution would eliminate the need to liquidate a portion of the stock portfolio and pay the associated taxes. In either case, cash or stock, the shareholders would recognize taxable income in the amount of the distribution received.

Implementation Considerations.

If the Board of Directors were to elect to convert to RIC status when the potential income tax liability on realized gains reached a certain plateau, say $500,000, then the need to show deferred income tax liabilities greater than this amount would not be necessary. The tax liability would shift to shareholders above the $500,000 range and would not be a potential liability for the Fund.

Since deferred income taxes serve to reduce net assets, any change in the amount of deferred income taxes will have a direct impact on net asset value. The strategy discussed in this paper will ultimately serve to increase the Fund's net asset value substantially. The net asset value must be a true reflection of the value of each share of stock and not be incumbered by value judgements (increases or decreases) that do not have some basis for recognition. If electing RIC status will reduce the tax consequences to the Fund, the Fund financial statements should reflect this occurrence.

It is imperative that the Board of Directors comply with the full disclosure concept of generally accepted accounting principles and SEC rules and regulations on any major change to accounting methods or procedures. The willingness to recognize RIC status and the corresponding impact on individual shareholders must be fully disclosed in the prospectus and in the financial statements issued to shareholders.

Some proposed language for the prospectus and the individual financial statements is set forth in the following pages in the [illegible] the Board of Directors accepted the alternative tax

Implementation Language.

Proposed language for the Fund's prospectus is submitted below.

Federal Taxes--Generally

The Fund is taxed as a regular corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Except to the extent hereinafter discussed, consistent with its investment policies and objectives, the Fund retains all net investment income and realized capital gains, if any, to increase the Fund's assets. Consequently, shareholders are not individually liable for income taxes associated with the operations of the Fund except upon sale of shares or the receipt of distributions.

The Fund is taxed, for Federal income tax purposes, on a schedule of rates ranging from 15% to 34% depending upon its taxable income. However, a 5% additional tax rate applies to phase out the benefits of the graduated rates if the Fund's taxable income is between $100,000 and $335,000. Subject to specific limitations, the Fund is entitled to a deduction in computing its Federal taxable income equal to 70% of the amount of dividends received by the Fund from domestic corporations. This dividends received deduction may not exceed 70% of the Fund's taxable income unless the Fund has a net operating loss for a taxable year, as computed after deducting the dividend received deduction. It is anticipated, although there can be no assurance, that the Fund's management fees and other expenses will offset a substantial portion of the remaining 30% of the dividend income and investment income from other sources during each taxable year.

The Fund pays income taxes on any net realized capital gain at the statutory rate noted above. In addition, the Fund will, for financial statement purposes, accrue deferred income taxes on net unrealized capital gains that are expected to be realized at the Fund level. The Fund may carry net capital losses forward for five years as an offset against any net capital gains realized by the Fund during the current year.

If the Fund is unable to avoid the tax on net income through the use of tax management techniques, the Fund's management, together with counsel, will consider limiting the liability for payment of income taxes. A method available to the Fund is the election to be taxed as a regulated investment company. Should the liability for tax with regard to net income exceed any set limitation, and provided the Fund meets all applicable Internal Revenue Code conditions, it is the intent of the Fund to make this election.

Albeit the election to be treated as a regulated investment company will shift the income tax liability for net investment income and capital gains from the Fund to the individual shareholder, the management of the Fund believes that it is in the shareholder's best interest to avoid double taxation by making this election. Double taxation results when the Fund pays a tax on the net income, which reduces the net asset value per share, and the shareholder also pays a tax on that same gain upon redeeming Fund shares.

Corresponding with an election to be treated as a regulated investment company, the Fund must make a distribution to shareholders of all earnings accumulated as a regular corporation. This distribution would result in taxable income to the shareholders, whether or not the distribution is received in cash or additional shares of Fund stock.

Unrealized appreciation (built-in gains) at the point in time the Fund elects regulated investment company treatment is taxable income to the Fund. Under current Internal Revenue Code provisions, the Fund may elect to postpone this built-in gains tax until such time as the security is sold. If the security is held for at least 10 years after electing regulated investment company status, the tax will not be accessed against the Fund.

Legislative or regulatory changes in, or interpretations of, applicable federal tax laws, regulations or rulings may make it impossible for the Fund to utilize certain of the tax management techniques and strategies described in the Prospectus. The Fund intends to evaluate continuously the operations of the Fund under the current federal tax laws as well as various alternatives available.

Proposed language for the semi-annual and annual financial statements.

Federal income taxes. In accordance with the Fund's objectives and policies, it does not currently intend to distribute net investment income or realized capital gains to shareholders. Accordingly, the Fund will be taxed as a regular corporation. The Fund has accrued a liability for realized and unrealized capital gains to the extend the Fund anticipates such a liability will occur. Through February 28, 1993, the Fund has accrued a tax liability of ______________________.

During this accounting period, the Fund's Board of Directors has provided management with the authority to elect regulated investment company treatment when the overall income tax liability exceeds a designated level. This authority has substantially reduced the Fund's potential liability for income tax on unrealized gains. Without this authority the Fund's net asset value would have been ______________; with this authority the Fund's net asset value is ________________.

ATTACHMENT B

COPLEY FUND, INC.

FINANCIAL HIGHLIGHTS

The following table presents information about the Fund's financial history. It is based upon a single share outstanding throughout each fiscal year (which ends on the last day of February).

	Year Ended					
	February 28, 2007	February 29, 2006	February 28, 2005	February 28, 2004	February 28, 2003	February 28, 2002
Net asset value, beginning of year	$ 46.86	$ 43.88	$ 39.26	$ 31.33	$ 37.66	$ 39.94
Income (loss) for investment Operations:						
Net investment income (loss)	1.18	1.02	0.99	0.85	0.95	0.67
Net gains (losses) on securities (both realized and unrealized)	6.63	1.96	3.63	7.08	(7.28)	(2.95)
Total investment operations	7.81	2.98	4.62	7.93	(6.33)	(2.28)
Net asset value, end of year	$ 54.67	$ 46.86	$ 43.88	$ 39.26	$ 31.33	$ 37.66
Total return[(a)]	16.67%	6.79%	11.77%	25.31%	(16.81)%	(5.72)%
Net assets, last day of February (in thousands)	86,868	74,646	72,079	69,473	57,644	76,607
Ratio of expenses to average net assets[(b)(c)]	1.03%	1.09%	1.01%	1.01%	1.07%	0.98%
Ratio of net income (loss) to average net assets[(c)]	2.37%	2.26%	2.33%	2.42%	2.47%	1.70%
Portfolio turnover rate	0.50%	0.73%	0.44%	0.92%	8.65%	3.33%
Number of shares outstanding at end of period (in thousands)	1,589	1,593	1,643	1,770	1,840	2,034

(a) Total return for periods less than one year are not annualized.

(b) Ratio of expenses presented exclude income taxes.

(c) Annualized for periods less than one year.

The accompanying notes are an integral part of the financial statements.

COPLEY FUND, INC.

Financial Highlights

The financial highlights table is intended to help you understand the Fund's financial performance for the fiscal years 2/29/04 through 2/29/08. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund. The information for fiscal years prior to February 29, 2008 have been restated to incorporate the correction of an error as it relates to accumulated deferred income taxes on unrealized appreciation associated with the securities portfolio. The information set forth herein will be consistent with the financial information contained in the restated financial statements for the period ending February 29, 2008. Shareholders should be certain that they have the most recent annual report which should be read in connection with the prospectus.

The financial information was audited by Roy G. Hale, CPA, whose report, along with the Fund's financial statements, is included the Fund's annual report to Shareholders, a copy of which is available at no charge on request by calling 877-881-2751.

	Year Ended				
	February 29, 2008	February 28, 2007	February 28, 2006	February 28, 2005	February 29, 2004
Net asset value, beginning of year	$ 42.54	$ 37.23	$ 35.28	$ 32.63	$ 27.62
Income (loss) for investment operations:					
Net investment income (loss)	1.18	(1.31)	0.27	(0.44)	(1.86)
Net gains (losses) on securities (both realized and unrealized)	0.35	6.62	1.68	3.09	6.87
Total investment operations	1.53	5.31	1.95	2.65	5.01
Net asset value, end of year	$ 44.07	$ 42.54	$ 37.23	$ 35.28	$ 32.63
Total return	3.60%	14.26%	5.53%	8.12%	18.14%
Net assets, last day of February (in thousands)	69,395	67,581	59,298	57,948	57,747
Ratio of net expenses, including regular & deferred taxes, to average net assets	1.72%	7.88%	3.80%	5.65%	10.60%
Ratio of net expenses, excluding deferred taxes, to average net assets	1.72%	1.67%	1.72%	1.49%	1.59%
Ratio of net investment and operating income (loss) to average net assets	2.73%	(3.28)%	0.76%	(1.30)%	(6.18)%
Ratio of net investment and operating income (loss), excluding deferred taxes, to average net assets	2.73%	2.93%	2.83%	2.86%	2.84%
Portfolio turn over rate	4.11%	0.50%	0.73%	0.44%	0.92%
Number of shares outstanding at end of period (in thousands)	1,575	1,589	1,593	1,643	1,770

The financial highlights shown above included the waiver of $60,000 of the investment advisory fee (as noted in the Statement of Operations). If the waiver of $60,000 of investment advisory fees had not been included, the following ratios would apply:

Ratio of net expenses, including regular & deferred taxes, to average net assets	1.81%	7.97%	3.90%	5.76%	10.71%
Ratio of net expenses, excluding deferred taxes, to average net assets	1.81%	1.76%	1.83%	1.60%	1.70%
Ratio of net investment and operating income (loss) to average net assets	2.65%	(3.37)%	0.66%	(1.41)%	(6.29)%
Ratio of net investment and operating income (loss), excluding deferred taxes, to average net assets	2.65%	2.84%	2.73%	2.75%	2.72%

The accompanying notes are an integral part of the financial statements.

COPLEY FUND, INC.

SUPPLEMENT DATED NOVEMBER _______, 2008 TO PROSPECTUS DATED JULY 24, 2008

This Supplement (the "Supplement") to the Prospectus dated July 24, 2008 provides information relating to the Fund and developments since issuance of the Prospectus.

This Supplement must be read in conjunction with the Prospectus in order to obtain complete information about the Fund as the Supplement only addresses certain issues. In the case of any inconsistencies between the Supplement and the Prospectus this Supplement shall prevail.

This Supplement amends the "Tax on Unrealized Appreciation" (page 5), the "Performance" (pages 5, 6 and 7), the "Distribution and Taxes" (pages 8, 9 and 10) and the "When and How Net Asset Value is Calculated (page 13) sections of the Prospectus.

TAX ON UNREALIZED APPRECIATION

This Section is replaced in its entirety by the following:

This section addresses two principal risks of investing in the Fund:

TAX LIABILITY RISK. Federal Income Taxes are payable when the Fund sells portfolio securities that have appreciated (gone up) in value. The Fund maintains a reserve for this tax, the amount of which has been established by the Board of Directors. IN THE EVENT THAT THE TAXES PAYABLE ON THE SALE OF PORTFOLIO SECURITIES SHOULD EXCEED THE AMOUNT OF THE RESERVE THE NET ASSET VALUE OF THE FUND'S SHARES WOULD DECREASE AND SHAREHOLDERS WOULD INCUR A DECREASE IN THE VALUE OF THEIR INVESTMENT. THIS DECREASE COULD BE SUBSTANTIAL.

For the life of the Fund, the tax reserve established by the Board always has exceeded the capital gains taxes actually due and payable by the Fund. While the Board believes that it has a clear and consistent record of establishing an adequate tax reserve and that the sale of sufficient portfolio securities to generate a tax greater than the reserve is remote, THE POTENTIAL FOR A LOSS EXISTS.

ACCOUNTING INTERPRETATION RISK. The Fund is required to follow generally accepted accounting principles (GAAP) in the preparation of financial statements and associated supplemental information. GAAP however is not clear in respect of one accounting issue which impacts on the Fund's financial statements—the methodology for the treatment of deferred income tax as it relates to the accumulation of unrealized appreciation on the Fund's stock portfolio.

Under one interpretation, the liquidating value accrual method, the Fund would be required to report the full income tax liability, based upon prevailing income tax rates, that would be due and payable if the Fund liquidated its entire portfolio on the date the financial statements are presented. Under the other interpretation, currently utilized by the Fund, the income tax liability is reported based upon a reserve for such tax which is established by the Board of Directors.

IN THE EVENT THAT THE FUND'S TAX ACCOUNTING METHODOLOGY IS DETERMINED TO BE NOT IN ACCORDANCE WITH GAAP OR NOT SUBJECT TO AN EXCEPTION THERETO, THE FUND'S NAV WOULD HAVE TO BE ADJUSTED TO REFLECT THE FULL TAX LIABILITY, THE NET ASSET VALUE OF THE FUND'S SHARES WOULD DECREASE AND SHAREHOLDERS WOULD INCUR A DECREASE IN THE VALUE OF THEIR INVESTMENT. THIS DECREASE COULD BE SUBSTANTIAL.

To illustrate the full potential impact of the realization of either of the identified risks, the following table compares the Fund's historical Per Share Net Asset Value ("NAV") calculated based upon the reserve established by the Board with the NAV that would result had the Fund's entire portfolio been liquidated at the end of the period indicated.

	YEAR ENDED				
	FEB 29 2008	FEB 28 2007	FEB 28 2006	FEB 28 2005	FEB 28 2004
Net Asset Value Including Tax Reserve Established by Board	$54.68	$54.67	$46.86	$43.88	$39.26
Net Asset Value Including Potential Tax Liability Assuming Liquidation Of Entire Portfolio	$44.39	$44.46	$38.79	$36.44	$33.07
Per Share Impact	$10.29	$10.01	$8.07	$7.44	$6.19

This risk and the accounting principles related thereto are discussed in more detail in this Prospectus under the "Distribution and Taxes" Section.

DISTRIBUTION AND TAXES

This Section is amended by substituting the following for paragraphs 2 through 6 thereof:

Copley Fund, Inc.
Supplement dated November _______,
2008 to Prospectus dated July 24, 2008

The Fund pays income taxes on any net realized capital gains at the statutory rate, currently 35%. In addition, the Fund will, for purposes of calculating the Fund's Per Share Net Asset Value ("NAV") accrue deferred taxes on net capital gains to the extent management and the Board of Directors anticipate that a liability may exist. The Fund also may carry any net capital losses forward for five years as an offset against any net capital gains realized by the Fund during the current year.

The reserve for taxes established by the Board of Directors is a critical component in the pricing of the Fund's Shares. There are two methods by which the liability for deferred income taxes for purposes of pricing the Fund's Shares may be calculated. The first method ("liquidating value accrual method") establishes a liability which includes the entire amount of capital gains taxes that would be payable if the Fund liquidated its entire portfolio of securities that day. The second method ("reserve value accrual method"), currently used by the Fund, establishes a current liability which includes only such amount as Management and the Board of Directors believes adequately meets the current anticipated tax liability.

There are provisions under generally accepted accounting principles ("GAAP") which may be interpreted to require the Fund to record the full potential income tax liability associated with the reported unrealized appreciation to ensure that shareholders are not required to recognize a decrease in the value of their shares due strictly to the income tax obligation associated with the sale of portfolio securities. This concept is understood by the Board of Directors and the management of the Fund and it has been followed diligently albeit with a reserve methodology rather than a full accrual. Even though the full accrual of deferred income taxes associated with the unrealized appreciation would remove any risk associated with the devaluation of shares due to the payment of federal income taxes, the Board believes that the resultant net asset value incorporating a full accrual of deferred income taxes does not report the shares at fair value. The basis for the Board's decision is summarized below:

(1) The use of a full liquidating accrual methodology is unrealistic. It assumes the liquidation of the entire portfolio of the Fund's securities. Neither the Board nor management has any intention to liquidate. Nor do they believe, or anticipate, that there exists any circumstances which would compel a liquidation of the Fund's entire portfolio of securities. As illustrated by the following table, the history of the Fund for the past 15 years supports this position:

COMPARISON OF RESERVE ESTABLISHED BY BOARD AND ACTUAL CAPITAL GAINS TAXES PAID

	BOARD ESTABLISHED CAPITAL GAINS TAX RESERVE	ACTUAL CAPITAL GAINS TAXES PAID	FULL LIQUIDATING RESERVE FOR CAPITAL GAINS LIABILITY ACCRUAL
2007	$807,345.00	$0	$17,537,872.00
2006	$758,766.00	$0	$16,104,320.00
2005	$758,766.00	$0	$14,887,774.00
2004	$824,472.00	$0	$12,548,834.00
2003	$770,554.00	$0	$7,602.562.00
2002	$664,576.00	$0	$13,166,255.00
2001	$443,285.00	$0	$15,646,991.00
2000	$464,563.00	$0	$10,961,527.00
1999	$373,709.00	$0	$13,684,586.00
1998	$278,488.00	$0	$13,224,672.00
1997	$189,891.00	$0	$8,193,495.00
1996	$378,955.00	$0	$7,160,983.00
1995	$422,000.00	$0	$2,756,751.00
1994	$422,000.00	$0	$3,843,489.00
1993	$422,000.00	$0	$5,430,633.00

(2) The use of a full liquidating accrual methodology results in a daily NAV that is misleading. Lowering the NAV to a level that is inconsistent with the working assets of the Fund by booking a long-term liability that is contingent upon some future event that in all likelihood will not occur understates the real fair value of Fund shares. All obligations of the Fund that must be met are recognized and impact the NAV on a daily basis. Reducing the NAV to incorporate a liability that by its very nature is contingent upon future events, when in fact the liability can be addressed through a sound reserve policy, leads the Board to a finding that the resultant NAV would be misleading. An essential aspect of the Fund's strategy is the accumulation and retention of dividends generated by its portfolio of securities. The full accrual method has the potential of misleading investors by implying that dividends received are being earned at a rate which is greater than the actual return, i.e., inflated yields because a significant portion of the principal on which the return was earned is not included in the Fund's NAV. In addition, the application of the full accrual method overstates expense ratios and may understate performance levels.

(3) Lastly, the use of the full liquidating accrual methodology does not represent a "fair value" for the Fund's shares.

The Board has directed the utilization of the reserve value accrual method because it results in a fair value for the Fund's shares and fairly presents in all material respects the financial condition of the Fund. It also stabilizes the Fund's daily NAV because it eliminates exaggerated "swings" in NAV caused by the necessity of including a different, and often substantial, amount for liquidating tax liability on a daily basis. Details of the Board's methodology are set forth below.

When stocks appreciate in value in excess of their cost, an asset called unrealized appreciation is generated. The appreciation will only be realized when these securities are actually sold. However, on a daily basis, the Fund is required to mark its securities to market and thereby recognize the unrealized appreciation in the net asset value of the Fund. By using current values rather than cost values, the value of the portfolio, which makes up almost all of the total assets of the Fund, is reported at its actual market worth. This is an important concept in pricing the Fund at a value that truly reflects the assets held. When appreciated securities are sold, the unrecognized gain becomes recognizable and, if not offset by accumulated capital losses, will be subject to taxation. Since the unrealized appreciation and the associated taxation thereof attaches to all appreciated securities, many of which will not be sold for long periods of time, the management of the Fund has taken the position that it will accrue a deferred income tax liability on net unrealized capital gains to the extent that management anticipates a liability may exist. This liability is based upon current market trends, accumulated capital losses, the amount of cash and cash equivalents held, and anticipated redemptions as well as the Fund's long operating history.

If the Fund actually realized capital gains and paid capital gains taxes that exceeded the amount of the reserve for deferred income taxes, the net asset value of the Fund would be lowered by the amount of the taxes that exceed the reserve and shareholders would experience a real loss in value of their respective shares. In order to avoid this potential scenario the Fund may elect to be taxed as a regulated investment company ("RIC"), as opposed to a "C" Corporation, in the event that the actual capital gains tax liability exceeds the reserve and available tax loss carryforwards for a given period. This option would eliminate the income tax at the Fund level (35% rate) and shift it to the individual shareholder at a current 15% rate.

Corresponding with an election to be treated as a regulated investment company, the Fund must make a distribution to its shareholders, of all earning accumulated as a regular corporation. This distribution would result in taxable income to the shareholders, whether or not the distribution is received in cash or additional shares of Fund stock.

Unrealized appreciation (built-in-gains) at the point in time the Fund elects regulated investment company treatment is taxable income to the Fund. However, under current Revenue

Code provisions, the Fund may elect to postpone this built-in-gains tax until such time as the security is sold. If the security is held for at least 10 years after electing regulated investment company status, the tax will not be assessed against the Fund.

Legislative or regulatory changes in, or interpretations of, applicable federal tax laws, regulations or rulings may make it impossible for the Fund to utilize certain of the tax management techniques and strategies described in the Prospectus. The Fund intends to evaluate continuously the operations of the Fund under current federal tax laws as well as various alternatives available.

PERFORMANCE

This Section is amended by replacing the first paragraph thereof with the following and by adding the Charts and Tables set forth below:

The bar charts and tables below can help in evaluating the potential risks of investing in the Fund. The bar charts show changes in the yearly performance of the Fund over the last ten years. The tables compare the average annual returns for the past one-year, five-year and ten-year periods of the Fund, before and after taxes, with the average annual returns for the S&P 500 for the same periods. Please keep in mind that the Fund's past performance (before and after taxes) is not necessarily an indication of the Fund's future performance.

In order to demonstrate the effects of a full accrual of deferred income taxes as compared to the reserve method, the following charts and tables are provided. The information presented in the first set of charts and graphs is based upon the inclusion in the Fund's NAV of a full accrual of deferred income taxes that would be payable in its entirety only upon liquidation of the Fund's entire stock portfolio.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Fund	5.83%	(6.69)%	19.75%	(2.76)%	(11.93)%	18.14%	8.12%	5.53%	14.26%	3.60%
S&P 500	26.69%	11.55%	(10.10)%	(10.60)%	(22.10)%	26.20%	21.26%	4.90%	15.79%	5.49%

Best Quarter	Worst Quarter
13.6%	(14.95)%
3rd—2000	3rd—2002

The performance information shown above is based on full calendar years.

Copley Fund, Inc.
Supplement dated November _______,
2008 to Prospectus dated July 24, 2008

The investment return and principal value of an investment will fluctuate, so an investor's shares, when redeemed, will be worth more or less than their original cost.

Average Annual Total Returns as of 2/29/08

	1 Year	5 Years	10 Years
Total Return Before Taxes	3.60%	6.20%	4.20%
Total Return After Taxes on Distributions*	N/A**	N/A**	N/A**
Fund Return After Taxes on Distributions and Sale of Fund Shares*	3.06%	5.27%	3.57%
S&P 500 Index	(3.60)%	11.62%	7.23%

The information presented in the charts and tables set forth below are based upon the reserve for deferred income taxes established by the Board of Directors.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Fund	5.36%	(6.86)%	26.075%	(5.72)%	(16.81)%	25.31%	11.77%	6.79%	16.67%	0.00%
S&P 500	26.69%	11.55%	(10.10)%	(10.60)%	(22.10)%	26.20%	21.26%	4.90%	15.79%	5.49%

Best Quarter	Worst Quarter
13.6%	(14.95)%
3rd—2000	3rd—2002

The performance information shown above is based on full calendar years.

The investment return and principal value of an investment will fluctuate, so an investor's shares, when redeemed, will be worth more or less than their original cost.

Average Annual Total Returns as of 2/29/08

	1 Year	5 Years	10 Years
Total Return Before Taxes	0.00%	6.90%	5.50%
Total Return After Taxes on Distributions*	N/A**	N/A**	N/A**
Fund Return After Taxes on Distributions and Sale of Fund Shares*	0.00%	5.87%	4.68%
S&P 500 Index	(3.60)%	11.62%	7.23%

WHEN AND HOW NET ASSET VALUE IS CALCULATED

This Section is amended by substituting the following for the second paragraph thereof:

The Fund's NAV is determined by dividing the value of the Fund's securities, cash and other assets, minus all liabilities, by the number of shares outstanding. For purposes of calculating the Fund's per share price, the liability for deferred income taxes on unrealized appreciation is based upon a "reserve" for such taxes established in good faith by the Fund's Board of Directors.

The Board of Directors believe that a "fair value" accounting of the Fund is best served by reporting a reserve for deferred taxes that takes into account the investment policy of the Fund, the Fund's long history of holding securities for many years, market conditions, anticipated redemptions and other real-time factors deemed relevant by the Board of Directors.

The Fund's securities are valued each day at their market value, which usually means the last quoted sales price on a security's principal exchange. Securities not traded on the valuation date and securities not listed are valued at the last quoted bid price. All other securities, including securities in which the quotations are considered to be unreliable due to significant market or other events are priced at their fair value as determined in good faith pursuant to procedures adopted by the Fund's Board of Directors. Part of the assets of the operating division consist of inventory and is valued at its fair value as determined by the Board of Directors.

EXHIBIT F

ROBERTS & HENRY
ATTORNEYS AT LAW
164 HONEYSUCKLE DRIVE
JUPITER, FLORIDA 33458
(561) 744-5932
FAX (561) 207-6857
E-MAIL: RobertsHenryLaw@aol.com

101 BUENA VISTA AVENUE
FEDERALSBURG, MD 21632
(410) 754-9376
FAX (410) 754-9376

504 TALBOT STREET
P.O. BOX 1138
ST. MICHAELS, MD 21663
(410) 822-4456
FAX (410) 754-9376

October 5, 2009

Lawrence Pisto, Esquire
U.S. Securities and Exchange Commission
Boston Regional Office
33 Arch Street, 23rd Floor
Boston, MA 02110

RE: In the Matter of Copley Fund, Inc.(B-2335)

Dear Lawrence:

I wanted to follow up on our telephone conversation wherein I inquired about the status of the Copley proceeding. As I indicated, Mr. Levine and the Board are anxious to come to a resolution of the issues therein so that the Fund can move on with its business and work toward a solution of the NAV differential which will serve the best interests of the Fund's shareholders.

As you know, the Board has consistently maintained that the accrual for unrealized capital gains taxes is best represented by a "reserve" established by the Board as opposed to the full liquidating value accrual that currently is being employed in calculating the Fund's Net Asset Value. The Fund's experience since November 30, 2007, when the NAV was adjusted at the insistence of the staff and over the objection of the Board, has revealed that the use of the latter methodology has resulted in what the Board and management believe are misleading and inconsistent financial statements and a per share value that does not represent the fair value for the Fund's shares.

We previously provided the staff with a memorandum(copy attached) which details the Fund's rationale in support of the use of the Board established reserve. This rationale was further delineated by Messrs. Levine and Hale in the testimony given during the course of the proceeding. The Board and management continue to believe that use of the Board established methodology is the only way in which the Fund's shares may be fairly priced. They also believe that the use of this methodology is consistent with generally accepted accounting principles and is required to fairly present Fund financials in a consistent manner, fairly price Fund shares and render the financials not misleading.

In this regard, I have attached a compendium of articles clipped from the Wall Street Journal which illustrate the principle that neither GAAP nor FASB accounting standards are "cast in stone" and that both have been accorded a great deal of flexibility both in interpretation and application. In most, if not all, of these situations interpretations have been made which result in fair pricing and accounting principle application.

We submit that the tax accrual issue really is more a disclosure and risk assessment issue than an accounting issue. Historically, the Fund has treated it as such and made complete and clear disclosures which were routinely reviewed by the I M staff. Copley Fund shareholders should be able to fully assess the risks of investing in the Fund insofar as such risks relate to taxes on unrealized appreciation. As more fully set forth in our memorandum complete and adequate disclosure can be accomplished through both text and comparison tables that are easily understandable and in "plain language". We are confident that we can provide clear parallel NAV calculations and other appropriate disclosures which will allow Fund investors to make informed decisions. In this regard we note that parallel disclosure certainly is not a novel concept. Public companies regularly disclose both GAAP and Non-GAAP earnings and other financial information for use by analysts and investors alike. This concept finds additional support in the newly promulgated interactive (XBRL) format for risk/return information. This requirement evidences a recognition by the Commission that investors want , should be able and indeed should be encouraged, to use data as they see fit for their own analytic purposes. This is exactly what the Board is proposing: providing parallel NAV calculations, with a clear indication of the difference between the two. This method would facilitate clear, consistent and transparent disclosure.

In December of 2008, the Commission delivered to Congress a Report and Recommendation Pursuant to Section 133 of the Emergency Economic Stabilization Act of 2008: Study on Mark-To-Market Accounting. At page 15 of that Report the staff recognizes that "the objective of financial reporting is to provide information useful to investors and creditors in their decision making process". The purpose of financial reporting is repeated in recommendation 6 at page 206 as "intended to meet the needs of investors". And, at page 8 and in the conclusion at page 205, the staff's recommendation is to improve the application of "judgment" in making fair value measurements. While the Study is not exactly on point it supports the argument fully set forth in our memorandum, to wit: SEC rules should, and do, have enough flexibility for the application of sound judgment.

Many years of actual experience confirm that Copley Fund's management and the Board's judgment in determining NAV was accurate and enabled both buyers and sellers to purchase and sell Fund shares at a consistently fair and correct price (see table at page 5 of the memorandum). The method used by the Fund to calculate NAV gives a far more accurate picture to investors than the method mandated by the staff. We submit that the Fund should be allowed to report, and sell and redeem, at an NAV without a "full" tax reserve in accordance with the Board's sound and proven business judgment.

The clear mandate of the Commission is to protect investors. In this case, an interpretation of FAS 109 which uses liquidating value accounting achieves the exact opposite result: one that should be avoided—investors are harmed.

Simply put, a full liquidating value accounting view under FAS 109 operates to the detriment of Fund shareholders and results in inconsistent and misleading financial statements. For example, the current SEC mandated NAV calculation is misleading because, among other things, it exaggerates the performance of the Fund when pre-tax income loss is calculated as a percentage of the artificially lower amount of assets verses the amount actually deployed for investment. On the other hand, a reserve accounting view under FAS 109 operates to the benefit of shareholders and results in consistent, easily understandable and clear financials which produce a Net Asset Value which represents fair value for the Fund's shares. For example, at September 30, the Fund would have to liquidate approximately $19,000,000 of its portfolio securities in order to incur even the first dime of tax liability. This, we submit, is such a remote possibility as to not even merit consideration. Even so, it should be for the shareholders to assess this risk, however slight, not for the staff to make the determination for them. We believe that there is nothing in GAAP or applicable law or regulation which precludes the use of the Board's methodology in pricing Fund shares.

Lastly, I believe that it would be constructive for me to come to Boston and meet with you to discuss the issues and alternatives which may be available to facilitate bringing the proceeding to a mutually agreeable resolution. I would hope that this matter would fall within the parameters of the four "S's" outlined in the new Director in his speech to the New York City Bar on August 5th. In that speech, as you know, Mr. Khuzami asked the staff to embrace four principles: (1) be strategic- focus on cases involving the greatest and most immediate harm and on cases that send an outsized message of deterrence, (2) be swift-long gaps between conduct and atonement undermine the deterrent impact of our cases, (3) be smart- Commission resources are finite and critically limited, we must better determine on an informed basis whether to continue an investigation, and (4) be successful- this means building strong cases with compelling evidence. We believe that we could bring ideas to the table that the staff may find compelling and which would facilitate the goals of the four "S's".

. We believe that that we have presented solid and rational reasons why the present reporting format is misleading and inappropriate and believe further that the Fund is entitled to an equally reasoned response and a record which we could challenge as appropriate.

Thank you in advance for your consideration of the matters raised herein and I look forward to hearing from you as to a meeting.

Very truly yours,
ROBERTS & HENRY

Tom

Thomas C. Henry

*The Fund has continued to offer its shares for sale using a liquidation value tax reserve based upon comments made by the staff of the Division of Investment Management in connection with the filing of its registration statement and agreed to by us at the time upon insistence by the staff. Accordingly, nothing in this letter or associated memorandum should be construed as an explicit admission that the current financials are false or misleading as a matter of law. We also request confidential treatment under the FOIA with respect to this correspondence.

MEMORANDUM

PRELIMINARY STATEMENT

This is about the best interests of the Copley Fund shareholders—past, present and future. It is about the fair value of a Copley Fund share. It is about the Board of Directors' fiduciary obligation to ensure that the Fund's shares are fairly priced, that the best interests of the Fund's shareholders are fully protected and served and that the Fund's financial information is not misleading. And, most importantly, it is about the flexibility of GAAP and the Commission's rules. This point is particularly relevant now given the current financial crisis facing the nation and the Commission's acknowledgement that otherwise rigid rules must bend to reasonable, reassured, common sense evaluation.

November 30, 2007 was a very difficult day for the Fund, its Board of Directors and its shareholders. It was on that day that the Board was compelled, upon threat of injunctive action, to direct the Fund's accounting services agent to reduce the Fund's per share value by $13.89 as the result of an accounting interpretation expressed by the staff that generally accepted accounting principles (GAAP) required the Fund to include in its current liabilities the entire amount of capital gains taxes that would be payable if the Fund liquidated its entire portfolio of securities on that day; as opposed to the inclusion of a reserve for taxes that had been established by the Board of Directors in an exercise of their good faith business judgment and based upon fifteen (15) years of experience operating successfully with such reserve.

For the reasons set forth below, the Fund believes that the NAV adjustment is contrary to the best interests of the Fund's shareholders. The Fund believes that it has in the past complied with GAAP, that both GAAP and applicable SEC rules are flexible enough to permit the "reserve" accounting method established and approved by the Board and that the "full liquidating value accrual method" has produced inconsistent and misleading financial statements that have resulted in Management having to qualify its certifications made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[1].

THE FUND AND ITS INVESTMENT OBJECTIVE

The Copley Fund, Inc. (the "Fund") is registered with the Commission as an open-end, management investment company pursuant to the provisions of the Investment Company Act of 1940. Unlike most funds, it has not elected regulated investment company ("RIC") status under the Internal Revenue Code, 1986, as amended. It is organized as a regular "C" Corporation for federal income tax purposes. Accordingly, any taxable income generated by the Fund is subject to taxation at the corporate level and is not passed on to individual shareholders as would be the case if the Fund had elected RIC status.

The Fund was organized in 1978 and has operated continuously since that time. Its stated investment objective is "the generation and accumulation of dividend income". Its secondary objective is "long-term capital appreciation". Key to the Fund's investment objective is its strategy, contrary to most other funds, of not distributing dividends and capital gains to

[1]The Fund's N-CSR Certification provides that the Fund's financial statements "fairly represent in all material respects (except to the extent that management's position on the accounting for deferred income taxes is correct) the financial condition...of the registrant."

shareholders but rather accumulating them within the Fund and then adding them to the value of each share on a daily basis. Hence, an increase in per share value directly raises the value of a shareholder's account. Thus, shareholders are able to defer dividend and capital gains taxes until redemption at which time shareholders will incur a loss or realize a gain depending upon the Fund's per share value at the time of redemption. In addition, and central to the Fund's investment policy, is that the retention of dividends leaves more money "at work" in the Fund. Thus, the true measure of the Fund's performance is to measure income and gain as a function of the total deployed capital. Artificially discounting the reported amount of deployed capital by an inappropriate "reserve" distorts the Fund's performance.

Insofar as the Fund itself is concerned, as a C Corporation, it uses its corporate structure to create dividend income to the Fund, 70% of which is offset by the deduction allowed by the Internal Revenue Code for dividends received by a C Corporation.

TAX MANAGEMENT POLICY AND RATIONALE

Beginning in 1993, the Board of Directors of the Fund implemented a tax management policy whereby the accrual for deferred income tax on unrealized gains on the Fund's portfolio securities was reduced to a stated reserve of $422,000. This amount was determined by the Board in an exercise of their good faith business judgment and based upon the seven factors which are set forth below. Prior to the adoption of that policy the Fund had a stated deferred income tax liability accrual of $3,541,000. The implementation of this policy had the effect of increasing the Fund's NAV with a corresponding increase in stated per share value. This policy more accurately reflected the deployed capital which was invested by the Fund.

This tax management strategy was implemented based upon a strategy adopted and implemented by the Rochester Tax Managed Fund, an informal opinion expressed by Price Waterhouse at the time and a position paper prepared by Roy G. Hale, CPA, dated November 27, 1992 (See Attachment "A"). The decision was memorialized in the Minutes of a Meeting of the Board of Directors held on December 7, 1992 to implement the strategy wherein the Directors instructed "that Fund Management shall monitor on a regular basis the Fund's potential income tax liability on unrealized gains to ensure that the present reserve is, in its best business judgment, appropriate given the particular circumstances of the Fund's portfolio and policies."

The basis for the adjustment to the Fund's previously accrued tax liability was set forth in Note 1 to the Fund's financial statements for the year ended February 28, 1994 as follows: "in this accounting period the Fund elected to change the estimate of deferred income tax liability on unrealized appreciation of investments...the Fund will provide deferred taxes for unrealized appreciation on its investment portfolio to the extent that management anticipates a liability may exist...this change is consistent with the Board of Directors intent to qualify the Fund as a Regulated Investment Company in the event the Fund's future income tax liability should exceed current (reserved) deferred income tax levels."

The Fund has, for more than 15 years, consistently maintained that the amount of the deferred income tax liability for the Fund is an accounting estimate that is properly based upon a reasonable estimate of the future obligations of the Fund as it relates to the difference between the tax basis of the Fund's assets and their reported mark to market current value. The Fund recognizes all current income tax obligations in the current accounting period. It has been the Fund's longstanding position, since 1993, that the deferred tax liability for unrealized capital gains should be based on a good faith business judgment estimate of future tax obligations associated with any required liquidation of portfolio securities necessary to raise cash to meet foreseeable Fund requirements.

The key concept here is that the deferred tax liability carried by the Fund on any given date is an accounting estimate of future obligations of the Fund. This estimate is based upon various factors including (1) capital loss carry forwards (2) anticipated redemptions beyond the ability of the Fund to cover with its current cash position or through the sale of non-appreciated securities (3) the amount of the recorded reserve for the estimated maximum tax liability (4) fifteen (15) years of operating history without ever exceeding or even approaching the reserve established by the Board (5) the Fund's stated investment strategy and track record of holding high quality, dividend paying stocks for the long term (6) the fact that the entire deferred tax liability would be due only in the unlikely event the entire portfolio were liquidated and (7) the best good faith business judgment of the Board of Directors. These factors are, and historically have been, used to establish a reasonable and realistic basis for the estimated tax liability. And, as discussed below, the option to convert the Fund to RIC status establishes a floor upon which the estimated taxes would not be exceeded.

ACCOUNTING AND REPORTING FOR INCOME TAXES

The essence of the issue is Copley Fund's accounting and reporting of the effects of potential income taxes. The staff's initial theory is understood to be that the Fund had not measured and disclosed the future tax consequences of the unrealized appreciation of securities in the Fund's portfolio in accordance with generally accepted accounting principles ("GAAP"). In support of this position they have referenced the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). FAS 109 "establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprises activities during the current and preceding years."

Paragraph 6 of FAS 109 states that "the objectives of accounting for income taxes are to recognize (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an enterprises' financial statements or tax returns."

Paragraph 11 of FAS 109 provides "An assumption inherent in an enterprise's statement of financial position in accordance with generally accepted accounting principles is that the reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, a difference between the tax basis of an asset or liability and its reported amount in the statement of financial position will result in taxable or deductible amounts in some future year(s) when the reported amounts of assets are recovered and the reported amounts of liabilities are settled". (Emphasis added.)

Paragraph 78 of FAS 109 makes the observation that an "enterprise might be able to delay the future reversal of taxable temporary differences by delaying the events that give rise to those reversals, for example, by delaying the recovery of related assets or the settlement of related liabilities. A contention that those temporary differences will never result in taxable amounts, however, would contradict the accounting assumption inherent in the statement of financial position that the reported amounts of assets and liabilities will be recovered and settled, respectively; thereby making that statement internally inconsistent. For that reason, the (Accounting) Board concluded that the only question is when, not whether, temporary differences will result in taxable amounts in future years." (Emphasis added).

The staff's initial theory then seems to be based upon a static and inflexible interpretation of FAS 109 to the effect that the statement requires a full accrual of the maximum potential deferred income tax liability—period ("full liquidating value accrual method"). As more fully developed below, the Fund believes that FAS 109 and GAAP are flexible enough to permit variations or exceptions that are nonetheless in compliance with GAAP and are, in fact, required to fairly present the financial condition of the Fund and the accurate pricing of its shares. This, the Fund has always maintained, is best accomplished through the use of a "reserve" for deferred income taxes which is established by the Fund's Board of Directors in an exercise of their good faith business judgment.

The fundamental justification for recognizing an exception to or a variation from FAS 109 is that the full tax liability will not be recognized by the Fund.

FAS 109, as set forth above, plainly states that the requirement for full accrual is based upon "an **assumption**" that the underlying appreciated assets would eventually be sold and the associated income tax would eventually be paid. This simply is not the case and is, under the circumstances, an invalid and misleading assumption. The effect of applying this invalid assumption is that a full liquidating value accrual overstates Fund liabilities and understates the Fund's equity as reflected in the Fund's Net Asset Value.

In support of this proposition the Fund advances the following points:

1. The use of historically proven good faith estimates represents the best method of fairly presenting the Fund's financial condition. The amount of a reserve for income tax,

reported as a liability, is in fact an estimate of a future potential liability and not a real liability on the date of the financial statements. These estimates, based upon the factors as discussed above, are flexible and subject to change as circumstances dictate. As long as the Fund provides reasonable estimates that meet current and future obligations, as has been the case for the last fifteen (15) years, the Fund meets its inherent obligation to accurately accrue for this potential liability. The following chart demonstrates the viability of the established reserve.

COMPARISON OF RESERVE ESTABLISHED BY BOARD AND ACTUAL CAPITAL GAINS TAXES PAID

	BOARD ESTABLISHED CAPITAL GAINS TAX RESERVE	ACTUAL CAPITAL GAINS TAXES PAID	FULL LIQUIDATING RESERVE FOR CAPITAL GAINS LIABILITY ACCRUAL
2007	$807,345.00	$0	$17,537,872.00
2006	$758,766.00	$0	$16,104,320.00
2005	$758,766.00	$0	$14,887,774.00
2004	$824,472.00	$0	$12,548,834.00
2003	$770,554.00	$0	$7,602,562.00
2002	$664,576.00	$0	$13,166,255.00
2001	$443,285.00	$0	$15,646,991.00
2000	$464,563.00	$0	$10,961,527.00
1999	$373,709.00	$0	$13,684,586.00
1998	$278,488.00	$0	$13,224,672.00
1997	$189,891.00	$0	$8,193,495.00
1996	$378,955.00	$0	$7,160,983.00
1995	$422,000.00	$0	$2,756,751.00
1994	$422,000.00	$0	$3,843,489.00
1993	$422,000.00	$0	$5,430,633.00

No taxes have ever been paid because the Fund's tax liability for capital gains has always been covered by either capital losses or capital loss carry forwards. Hence, the reserve has never been used.

One of the concerns expressed by the staff has been that circumstances beyond the control of management might cause the Fund to liquidate portfolio securities due to market conditions or to meet redemptions. It is important to note that even in this time of unprecedented financial crisis and market upheaval Copley Fund has not even come close to invading the tax reserve established by the Board. And, we note that this is at a time when money market funds have had to turn to the Federal government to preserve their $1.00 NAV and mutual fund redemptions are at an all time high—once again sustaining the Board's judgment.

2. The only shareholder risk associated with using the reserve method, which is based upon good faith historically proven estimates, would arise in the event that the Fund

understated the reserve and a real liability greater than the reserve would become due and payable. As shown by the above chart, this has never happened over the past fifteen years. More noteworthy perhaps is the fact that it has not happened over the past two months. Moreover, this would never occur because of the Fund's intent and expressed ability to convert to RIC status if it ever is placed in a position where the reserve was in an insufficient amount to cover the capital gains tax on appreciated securities. This begs the question of why the Fund has not elected RIC status subsequent to the compelled inclusion of the full accrual in its NAV. The short answer is that the reserve established by the Board never was exceeded because of market or other operating conditions. No tax ever became payable. The accrual only became an issue when the Fund was compelled, under threat of injunction, to include the full amount of the accrual in its NAV. Election of RIC status has consequences, as discussed below, and the Board believes that it should not be "compelled' to accept these consequences when the conditions precedent established by them before electing RIC status have not been met.

In light of the Fund's ability to convert to a RIC, as more fully explained below, and ultimately avail itself of the elimination of the tax otherwise payable at the corporate level on appreciated securities the Fund believes that the inherent assumption made in Paragraph 11 of FAS 109, i.e., that liabilities will be recovered and settled, does not properly apply to the instant situation. Moreover, the statement in Paragraph 78 of FAS 109 that "the (accounting) Board concluded that the only question is when, not whether (tax liabilities will be realized)" supports the Fund's belief that GAAP does not require the Fund to accrue the full potential deferred tax liability because the ability to convert to a RIC on its own terms answers the "when" question—never.

CONVERSION TO RIC

Regulated Investment Companies ("RIC's") may escape full corporate taxation because, unlike ordinary corporations, they are entitled to claim a deduction for dividend payments against ordinary income and net capital gains. A corporation qualifies as a RIC if it makes an irrevocable election to be a RIC by filing a tax return on Form 1120-RIC and it meets certain requirements specified in IRC Sections 851 and 852. In order to qualify for this election, the Fund would be required, among other things, to distribute to shareholders its undistributed earnings and profits ("E&P").

The Fund could elect RIC status simply by filing a RIC tax return for the year in which the status is deemed to be effective. Any capital gains taxes due and payable at the end of the tax year, which in theory would be greater than the reserve, would then be shifted to the individual shareholders[2]. The result is that the Fund would pay the tax on capital gains equal to the reserve

[2]Under current law, the capital gains taxes due on net realized gain only would be due at individual rates which are now much lower than corporate rates. This is another example of why the "full liquidating value reserve" method is not only inappropriate but also seriously misleading.

and shift the remainder of capital gains to shareholders. Given this methodology, the Fund would never exceed the reserve.

As noted above, the Fund would have to distribute its accumulated E&P up to the date RIC status was elected. The Fund would have until the end of the current tax year to make this distribution. The accumulated E&P could be relatively large ($11,844,182 at February 29, 2008). This begs the question of where the money would come from to make the required distribution without selling portfolio securities and generating additional capital gains tax for the Fund. The answer is that the Fund could distribute additional shares in the Fund rather than cash and, while the distribution of stock would decrease the value of the Fund, the shareholders would receive something in value to compensate for the devaluation. The shareholders would be subject to income tax on the received distributions, generally taxable at rates lower than the corporate tax rate which does not distinguish between ordinary income and capital gains; but the key point is that the distribution would not generate capital gains taxes for the Fund.

The last tax issue to be considered in a RIC conversion is the built in gains ("BIG") tax on appreciated assets. Current IRS regulations require a new RIC, which was previously a C Corporation, to pay a built in gains tax on appreciated assets if the assets are sold within ten (10) years of the RIC conversion date. If all or any portion of the appreciated assets are not sold within this 10 year period, the built in gains tax goes away. It simply ceases to exist.

This begs another question which is at the heart of the matter. Does the potential liability for BIG tax require a full accrual under FAS 109? The answer is no because of the basic assumption under FAS 109 that the full accrual is based upon the premise that the appreciated assets will be sold and the associated income tax paid at some point in time. This simply is not the case when there is, or could be, a date certain when the liability would cease to exist. Because of this "date certain test" the potential BIG tax represents at most a contingent liability rather than a real, current liability. This contingent liability has been fully disclosed in the Fund's Prospectus and SAI for many years.[3]

Since inception, management of the Fund has not elected RIC status and met the required distribution requirements but rather has opted to be treated as a regular C Corporation. Underlying this decision is the fact that the dividends received deduction is available to a C Corporation but not available to a RIC. This concept is critical to the Fund's basic investment strategy to create dividend income to the Fund using the 70% deduction from federal income taxes for dividends received. Thus, the Fund's regular income tax liability is kept to a minimum and shareholders are allowed to defer taxes until redemption.

[3] The staff of the Division of Investment Management has reviewed the capital gains tax accrual issue in connection with registration statements and financial reports filed by the Fund since 1993. In each instance, until September of 2007, the staff accepted, or at least took no action with respect to, the Fund's rationale for using a reserve method of accounting for such accruals. Tandy statements notwithstanding this lack of action provided the Board with an understanding that the reserve methodology was not contrary to GAAP or applicable SEC rules with respect thereto.

Hence, conversion to a RIC is a viable alternative to the Fund but is contrary to the Fund's stated investment objective and strategy. Therefore, it is not something that should be undertaken unless the conditions precedent to making the election, exceeding the reserve, have been met. These conditions precedent have not been met. The established reserve has never been exceeded or even invaded. The important concept for purposes of a deferred tax liability standpoint however is that the potential liability can be eliminated. The ultimate liability therefore is not a certainty. In fact, it is a contingent liability which at the end of a ten year period simply ceases to exist.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Generally Accepted Accounting Principles ("GAAP") consist of the basic principles, assumptions and guidelines, the detailed rules and standards issued by the Financial Accounting Standards Board ("FASB") and the generally accepted industry practices. GAAP are neither law nor regulation. The Securities and Exchange Commission ("SEC") however, has promulgated a regulation which provides, in pertinent part, that "financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided." Rule 4-01. Regulation S-X (emphasis added). For all of the reasons set forth herein the Fund believes that this presumption has been rebutted.

GAAP was developed to ensure that financial transactions are recorded in a consistent manner, to require standardized reporting formats, and to permit comparability with prior year(s) information and statements prepared by other business entities.

GAAP has evolved over the years from a basic framework and from basic objectives of financial reporting. Financial reporting should provide useful information for making informed business and economic decisions. Usefulness for decision making is the most important characteristic of the reported information. To be useful, financial statements must be relevant, i.e., they must make a difference in the decision maker's (investor's) ability to predict the future or to correct prior expectations. Hence, useful financial statements provide information about what has happened in the past as well as information that will help in predicting what will happen in the future.

Financial Statements must also be reliable. To be reliable they must be verifiable, neutral and unbiased and the information presented must represent what really happened or existed. In addition, the statements must be comparable (measured and reported in a similar manner by all types of businesses) and consistent (the same accounting methods should be applied from period to period). In other words, deviations in measured outcomes from period to period should be the result of deviations in performance not changes in methods. Because of the change in the capital gains tax accounting treatment and related financial restatements, the Fund's financial statements are not now either "useful" or "reliable" within the framework of GAAP.

FUND FINANCIAL STATEMENTS SUBSEQUENT TO THE ISSUANCE OF THE RESTATED ANNUAL REPORT FOR THE PERIOD ENDED FEBRUARY 29, 2008 ARE CONTRARY TO THE BASIC OBJECTIVES OF GAPP AND UNDER THE SPECIFIC CIRCUMSTANCES OF THE FUND'S BUSINESS ARE MISLEADING

Pursuant to staff comments received in connection with the Fund's annual 485APOS updating amendment to its registration statement filed on June 6, 2008 the Fund was required to file an amended N-CSR/A which contained a "Restated Annual Report to Shareholders". This restatement caused the Fund to "restate" much of its historical financial information including average annual returns, the per share value table and the financial highlights table. This restatement of historical information was required because the Investment Management staff required the Fund to treat the inclusion of the full liquidating liability accrual in the Fund's NAV as a "correction of an error" as opposed to a "change in accounting estimate" which would not have required a restatement of historical information. The consequence of this is that the Funds' financial reports have not now been compiled in a consistent manner. This is clearly illustrated by comparing the Financial Highlights Tables for the period ended February 28, 2007 and February, 2008 (restated) (See Attachment "B").

Prior to this required restatement the Fund's financial statements were completely within the basic framework and objectives of GAAP reporting as discussed above. In fact, the PCAOB examined the Fund's auditor's financials and report thereon for the period ended February 28, 2006 and issued an affirming clean report thereon. The financials had been recorded in a consistent manner for 30 years. They permitted comparability with both prior year(s) information and the financial statements prepared by other Funds. They were useful because they enabled informed decision making by an investor because they correctly set forth what happened in the past and provided information about what will likely happen in the future. They were reliable because they were verifiable and the information represented what really happened from a historical perspective. For example, the Fund's actual NAV per share at February 28, 2007 was $54.67 and it was reported as such in the Fund's Annual Report of even date. Yet, the Restated Annual Report for the period ended February 29, 2008 reflects a per share value for that same date (February 28, 2007) of $42.54. This simply does not reflect what really happened, is not consistent and thwarts comparability with prior years. Contrary to one of the basic objectives of GAAP there are now deviations in measured outcomes from period to period which are the result of changes in methods rather than deviations in performance.

THE INCLUSION OF THE FULL LIQUIDATING LIABILITY ACCRUAL IN THE FUND'S NAV IGNORES BASIC GAAP ASSUMPTIONS, CONSTRAINTS AND MODIFYING CONVENTIONS

The foundation of GAAP consists of basic assumptions, basic principles, basic constraints and modifying conventions. Some of these are particularly relevant herein.

Assumptions: (1) Going Concern Assumption: This assumption assumes that a business will continue operating and will not close or be sold. Based on this assumption, actual costs instead of liquidation values are used for presenting financial information.

Principles: (1) Historical Cost: (1) Realization/Revenue Recognition: This principal requires companies to record revenue when it is realized or realizable, i.e., at the time of actual sale. (2) Matching Principle: This means recording the revenues earned during a period using the revenue realization principal and matching the revenues with the expenses incurred in generating this revenue. (3) Adequate Disclosure: This principle states that all pertinent information should be fully disclosed and in understandable form.

Constraints and Modifying Conventions. The modifying conventions include (1) Application of Judgment – an accountant may depart from GAAP if the result or departure appears reasonable under the circumstances, especially when the strict adherence to GAAP will produce unreasonable results, (2) Substance over Form – the economic substance of a transaction determines the accounting treatment, even when the legal aspects of the transaction indicate otherwise and (3) Industry practices and Peculiarities – the peculiarities and practices of an industry may warrant selective exceptions to accounting principles.

Utilization of a full liquidating value accrual method is contrary to the basic "going concern" assumption of GAAP that a business will continue operating and will not close or be sold. Based upon that assumption actual costs and liabilities instead of liquidation values are to be used for presenting financial information. The use of the full liquidating value method in the present circumstances makes the exact opposite assumption that all portfolio securities will have to be completely liquidated today. This simply is not the case and is unrealistic and misleading.

The full liquidating value accrual method also is contrary to the principles of realization/revenue recognition and matching. Full accrual transforms a potential contingent liability into a full current liability and fails to match current revenues and assets with correct liabilities. This, in turn, makes another principle, adequate disclosure of all pertinent information in understandable form, difficult at best. Prior to being compelled to restate the Fund's financials, they were presented in an easily understandable form. The Fund does not now believe that this is the case. While those restated financials contain all of the staff's comments made thereon, the Fund nonetheless believes that they are far from easily understandable and are in fact misleading.

Insofar as the modifying conventions are concerned it is stated at the outset that the Fund believes that its historical financial statements have always been compiled in accordance with GAAP. However, it is important to note that GAAP recognizes certain constraints and modifying conventions that allow an accountant to depart from GAAP if the result or departure appears reasonable under the circumstances especially when the strict adherence to GAAP will produce unreasonable results. Assuming arguendo that the use of the reserve method is a "departure" from GAAP it certainly appears reasonable under the circumstances especially here, where the use of the full liability accrual method produces an unreasonable result, i.e., a per share net asset value which does not reflect the realistic net assets of the Fund, distorts performance and expense ratios, and disables redeeming shareholders from receiving their fair proportionate share of Fund assets.

Copley Fund is unique among all other Funds[4]. To the Fund's knowledge it is the only C Corporation the share price of which is based upon a mark to market NAV as opposed to a value based on supply and demand for its shares. This does not make it "bad" or "wrong"—just different. The Fund also notes that because of this uniqueness the Fund's use of the reserve method will not impact other mutual funds. On the other hand, if the Fund's methodology is applied consistently, as it has been in the past, and is fully understood by all shareholders through ample disclosure, it will facilitate comparisons with other mutual funds and will not result in overstated performance. This makes a substance over form approach compelling under the circumstances of the Fund. For this reason alone the use of a reserve method falls well within the judgment parameters of GAAP.

All of this demonstrates that sometimes variations from strict interpretations of GAAP are required[5]. While the Fund believes that its financials historically have been compiled and presented in accordance with GAAP the modifying conventions make clear that GAAP is not "carved in stone" and that variations are made and considered acceptable. If nothing else, GAAP and FAS 109 are not clear on the appropriate calculation of a tax accrual particularly in view of the fact that the "inherent assumption" underlying FAS 109 is not present given the particular circumstances of the Fund.

CONCEPTS OF FAIR VALUE

The Copley Fund is currently valued at its liquidation value. Simply put, this does not represent the fair value of the Fund's shares. It ignores reality and misstates the assets of the Fund.

[4]There are at least two other investment companies that have not elected RIC status and record a deferred tax liability associated with the unrealized appreciation of portfolio securities. See Tortoise Energy Capital Corp., file number 811-2175, Form N-CSRS (August 1, 2007) and Kayne Anderson MLP Investment Company, file number 811-21593, Form N-CSRS (August 3, 2007). However, both are closed-end funds and as such do not issue redeemable securities. Their shares are bought and sold in the open market. A closed-end fund with a large amount of unrealized capital gains in its portfolio may trade at a discount for example because buyers would be assuming a potential tax liability and uncertainty as to the amount and timing of the gains to be realized. Closed-end funds are not required to calculate their NAV daily. Tortoise is a nearly $1 billion Fund that invests in securities of energy related to MLP's operation infrastructure assets. Kayne is a $2 billion Fund that also invests in energy. Their portfolio turnover rates exceed 30%. As such, they are easily distinguishable from Copley. Unlike Copley they are required to apply the deferrals that are accrued on a regular basis.

[5]The Commission has recognized this concept and issued rules for the use of even Non-GAAP financials. Release No. 33-8176, 34-17226 (January 22, 2003).

On September 30, 2008, the SEC's Office of the Chief Accountant issued a press release (2008-234) which addressed fair value accounting stating that "(t)he current environment has made questions surrounding the determination of fair value particularly challenging for preparers, auditors, and users of financial information". While not precisely on point the concepts addressed in the release are equally applicable. The release makes clear that Management's internal assumptions can be used to measure fair value. It acknowledges that the determination of fair value often requires significant judgment. The release also concludes that clear and transparent disclosures are critical to providing investors with an understanding of the judgments made by management.

The Fund believes that it has demonstrated a clear and compelling rationale as to why the use of the Board's reserve accrual methodology best represents a fair value for the Fund's shares. It also believes that the disclosures made in the attached proposed Supplement to the Fund's Prospectus provides clear and transparent disclosures with respect to both the methodology and rationale used by the Board as well as the risks inherent therein.

The static application of an accounting concept (FAS 109 treatment of a deferred tax liability) that is equivalent to liquidation accounting serves to undervalue the true financial position of the Fund. It operates to overstate dividend yield and expense ratios and understate performance for comparison purposes. Redeeming shareholders do not receive their proportionate share of Fund assets. Purchasing shareholders receive a windfall in the event that the deferred tax liability is eliminated or reduced due to conversion to a RIC or a change in tax law or regulation.

Management of the Fund has, since 1992, attempted to reflect in the financial statements a deferred tax liability to the extent that management anticipates, in an exercise of their best, good faith business judgment that such a liability exists. Deferred income tax liabilities are at best an estimate due to the nature of changing income tax rates and federal and state income tax law and regulations. The Fund has consistently, from year to year, applied this concept in order that the value of the Fund is never arbitrarily increased or decreased at any given point in time. The performance of the Fund was based upon the true increases or decrease in the assets held for the specified reporting period. Now the daily NAV fluctuates, sometimes substantially, due only to "hypothetical" changes in the tax accrual[6].

SUMMARY

Copley Fund, Inc. was founded by Irving Levine in 1978. Over the course of those years the Fund's NAV consistently has grown from just over $3 per share to more than $54 per share

[6]For example, assuming a 10% market decline, and that the Fund's shares react similarly, the Fund's per share NAV would decrease by approximately $1.15 due solely to the maintenance of the full liquidating value accrual (example based upon $50,000,000 in unrealized appreciation, a 35% tax rate and 1,500,000 shares outstanding). Utilizing the Fund's historical reserve method there would have been no change in NAV due to anything other than the market.

at year end 2007. This has been accomplished not through 12b-1 plans or sales loads or even any sales efforts. Rather, the NAV growth is the result of a solid and consistently applied investment philosophy of purchasing and holding highly viable, dividend paying stocks which yield dividends in ever increasing amounts, all in accordance with the Fund's stated investment objective of "the generation and accumulation of dividend income".

Because of this structure the Copley Fund is unique among all other Funds. The Fund's overall structure, investment strategies and operating philosophy have not materially changed since its inception in 1978. Its underlying principles and strategies have been consistent, year to year, and the overriding concern of Management and the Board of Directors always has been the welfare of the individual shareholders.

The Fund's expense ratio, after a consistent and voluntary $60,000 per year advisory fee waiver by the Fund's advisor has been maintained below 1.25%. These ratios, on average, are well below the average ratios of all equity funds, which ranged from 1.44% to 1.07% over the same period. Investment Company Institute, Fees and Expenses of Mutual Funds, 2007. Ratios for equivalent small funds are much higher.

Every effort has been made to operate the Fund in the best interests of the shareholders and to reflect the true value of the Fund's assets in its net asset value. This effort has been thwarted by compelling the Fund to use a full liquidating value accrual with respect to the Fund's unrealized appreciation.

The Fund is required by Rule 22c-1a to issue and redeem its shares at a price based on[7] current net asset value. Rule 2a-4a defines current net asset value and specifically states that with respect to NAV calculations "estimates (may be) used where necessary or appropriate". That Rule also provides that "(a)ppropriate provision shall be made for Federal Income Taxes if required" (emphasis added).

There is no explicit requirement however that the full liquidating liability tax accrual be used in calculating the Fund's net asset value on which the daily issue and redemption price of its shares must be based. For the reasons set forth above the Board of Directors believe that neither GAAP nor FAS 109 mandate a liquidating liability accrual. On the other hand, the Board does believe it clear that the use of a full liquidating liability accrual does not represent a fair value with respect to the price of the Fund's shares. In fact, the application of such a methodology is unrealistic, misleading and operates to the detriment of the Fund and its shareholders.

As demonstrated above, the risk of the Fund incurring a tax liability in excess of the Board established reserve is practically nil. Nonetheless, the Fund believes that this risk should

[7] It should be noted that "based on" is not synonymous with "at".

be assessed and either accepted or rejected by the shareholders with the staff providing guidance related to the risk disclosure.

Accordingly, the Board proposes to adjust its Net Asset Value[8] based on the reserve method delineated above and to disclose this adjustment pursuant to the Prospectus Supplement which is attached hereto. Of course, the Fund would be receptive to any disclosure comments made by the staff and would make every effort to include them in the Supplement and all future disclosure documents.

FINAL AS TRANSMITTED TO SEC

[8] As of October 31, 2008. This will have the effect of increasing the Fund's per share value from $39.94 to $48.14. In order to compensate shareholders who redeemed between November 30, 2007and the date of the adjustment they will be reimbursed in an amount equal to their proportionate share of the difference between the established Board reserve and the full liquidating liability reserve which was in effect at the time.

COPLEY FUND, INC.

SUPPLEMENT DATED NOVEMBER ______, 2008 TO
PROSPECTUS DATED JULY 24, 2008

This Supplement (the "Supplement") to the Prospectus dated July 24, 2008, provides information relating to the Fund and developments since issuance of the Prospectus.

This Supplement must be read in conjunction with the Prospectus in order to obtain complete information about the Fund as the Supplement only addresses certain issues. In the case of any inconsistencies between the Supplement and the Prospectus this Supplement shall prevail.

This Supplement amends the "Tax on Unrealized Appreciation" (page 5), the "Performance" (pages 5, 6 and 7), the "Distribution and Taxes" (pages 8, 9 and 10) and the "When and How Net Asset Value is Calculated (page 13) sections of the Prospectus.

TAX ON UNREALIZED APPRECIATION

This Section is replaced in its entirety by the following:

This section addresses two principal risks of investing in the Fund:

TAX LIABILITY RISK. Federal Income Taxes are payable when the Fund sells portfolio securities that have appreciated (gone up) in value. The Fund maintains a reserve for this tax, the amount of which has been established by the Board of Directors. IN THE EVENT THAT THE TAXES PAYABLE ON THE SALE OF PORTFOLIO SECURITIES SHOULD EXCEED THE AMOUNT OF THE RESERVE THE NET ASSET VALUE OF THE FUND'S SHARES WOULD DECREASE AND SHAREHOLDERS WOULD INCUR A DECREASE IN THE VALUE OF THEIR INVESTMENT. THIS DECREASE COULD BE SUBSTANTIAL.

For the life of the Fund, the tax reserve established by the Board always has exceeded the capital gains taxes actually due and payable by the Fund. While the Board believes that it has a clear and consistent record of establishing an adequate tax reserve and that the sale of sufficient portfolio securities to generate a tax greater than the reserve is remote, THE POTENTIAL FOR A LOSS EXISTS.

ACCOUNTING INTERPRETATION RISK. The Fund is required to follow generally accepted accounting principles (GAAP) in the preparation of financial statements and associated supplemental information. GAAP however is not clear in respect of one accounting issue which impacts on the Fund's financial statements—the methodology for the treatment of deferred income tax as it relates to the accumulation of unrealized appreciation on the Fund's stock portfolio.

Under one interpretation, the liquidating value accrual method, the Fund would be required to report the full income tax liability, based upon prevailing income tax rates, that would be due and payable if the Fund liquidated its entire portfolio on the date the financial statements are presented. Under the other interpretation, currently utilized by the Fund, the income tax liability is reported based upon a reserve for such tax which is established by the Board of Directors.

IN THE EVENT THAT THE FUND'S TAX ACCOUNTING METHODOLOGY IS DETERMINED TO BE NOT IN ACCORDANCE WITH GAAP OR NOT SUBJECT TO AN EXCEPTION THERETO, THE FUND'S NAV WOULD HAVE TO BE ADJUSTED TO REFLECT THE FULL TAX LIABILITY, THE NET ASSET VALUE OF THE FUND'S SHARES WOULD DECREASE AND SHAREHOLDERS WOULD INCUR A DECREASE IN THE VALUE OF THEIR INVESTMENT. THIS DECREASE COULD BE SUBSTANTIAL.

To illustrate the full potential impact of the realization of either of the identifies risks, the following table compares the Fund's historical Per Share Net Asset Value ("NAV") calculated based upon the reserve established by the Board with the NAV that would result had the Fund's entire portfolio been liquidated at the end of the period indicated.

	YEAR ENDED				
	FEB 29 2008	FEB 28 2007	FEB 28 2006	FEB 28 2005	FEB 28 2004
Net Asset Value Including Tax Reserve Established by Board	$54.68	$54.67	$46.86	$43.88	$39.26
Net Asset Value Including Potential Tax Liability Assuming Liquidation Of Entire Portfolio	$44.39	$44.46	$38.79	$36.44	$33.07
Per Share Impact	$10.29	$10.01	$8.07	$7.44	$6.19

This risk and the accounting principles related thereto are discussed in more detail in this Prospectus under the "Distribution and Taxes" Section.

DISTRIBUTION AND TAXES

This Section is amended by substituting the following for paragraphs 2 through 6 thereof:

Copley Fund, Inc.
Supplement dated November _______,
2008 to Prospectus dated July 24, 2008

The Fund pays income taxes on any net realized capital gains at the statutory rate, currently 35%. In addition, the Fund will, for purposes of calculating the Fund's Per Share Net Asset Value ("NAV") accrue deferred taxes on net capital gains to the extent management and the Board of Directors anticipate that a liability may exist. The Fund also may carry any net capital losses forward for five years as an offset against any net capital gains realized by the Fund during the current year.

The reserve for taxes established by the Board of Directors is a critical component in the pricing of the Fund's Shares. There are two methods by which the liability for deferred income taxes for purposes of pricing the Fund's Shares may be calculated. The first method ("liquidating value accrual method") establishes a liability which includes the entire amount of capital gains taxes that would be payable if the Fund liquidated its entire portfolio of securities that day. The second method ("reserve value accrual method"), currently used by the Fund, establishes a current liability which includes only such amount as Management and the Board of Directors believes adequately meets the current anticipated tax liability.

There are provisions under generally accepted accounting principles ("gaap") which may be interpreted to require the Fund to record the full potential income tax liability associated with the reported unrealized appreciation to ensure that shareholders are not required to recognize a decrease in the value of their shares due strictly to the income tax obligation associated with the sale of portfolio securities. This concept is understood by the Board of Directors and the management of the Fund and it has been followed diligently albeit with a reserve methodology rather than a full accrual. Even thought the full accrual of deferred income taxes associated with the unrealized appreciation would remove any risk associated with the devaluation of shares due to the payment of federal income taxes, the Board believes that the resultant net asset value incorporating a full accrual of deferred income taxes does not report the shares at fair value. The basis for the Board's decision is summarized below:

(1) The use of a full liquidating accrual methodology is unrealistic. It assumes the liquidation of the entire portfolio of the Fund's securities. Neither the Board nor management has any intention to liquidate. Nor do they believe, or anticipate, that there exists any circumstances which would compel a liquidation of the Fund's entire portfolio of securities. As illustrated by the following table, the history of the Fund for the past 15 years supports this position:

COMPARISON OF RESERVE ESTABLISHED BY BOARD AND ACTUAL CAPITAL GAINS TAXES PAID

	BOARD ESTABLISHED CAPITAL GAINS TAX RESERVE	ACTUAL CAPITAL GAINS TAXES PAID	FULL LIQUIDATING RESERVE FOR CAPITAL GAINS LIABILITY ACCRUAL
2007	$807,345.00	$0	$17,537,872.00
2006	$758,766.00	$0	$16,104,320.00
2005	$758,766.00	$0	$14,887,774.00
2004	$824,472.00	$0	$12,548,834.00
2003	$770,554.00	$0	$7,602.562.00
2002	$664,576.00	$0	$13,166,255.00
2001	$443,285.00	$0	$15,646,991.00
2000	$464,563.00	$0	$10,961,527.00
1999	$373,709.00	$0	$13,684,586.00
1998	$278,488.00	$0	$13,224,672.00
1997	$189,891.00	$0	$8,193,495.00
1996	$378,955.00	$0	$7,160,983.00
1995	$422,000.00	$0	$2,756,751.00
1994	$422,000.00	$0	$3,843,489.00
1993	$422,000.00	$0	$5,430,633.00

(2) The use of a full liquidating accrual methodology results in a daily NAV that is misleading. Lowering the NAV to a level that is inconsistent with the working assets of the Fund by booking a long-term liability that is contingent upon some future event that in all likelihood will not occur understates the real fair value of Fund shares. All obligations of the Fund that must be met are recognized and impact the NAV on a daily basis. Reducing the NAV to incorporate a liability that by its very nature is contingent upon future events, when in fact the liability can be addressed through a sound reserve policy, leads the Board to a finding that the resultant NAV would be misleading. An essential aspect of the Fund's strategy is the accumulation and retention of dividends generated by its portfolio of securities. The full accrual method has the potential of misleading investors by implying that dividends received are being earned at a rate which is greater than the actual return, i.e., inflated yields because a significant portion of the principal on which the return was earned is not included in the Fund's NAV. In addition, the application of the full accrual method overstates expense ratios and may understate performance levels.

(3) Lastly, the use of the full liquidating accrual methodology does not represent a "fair value" for the Fund's shares.

The Board has directed the utilization of the reserve value accrual method because it results in a fair value for the Fund's shares and fairly presents in all material respects the financial condition of the Fund. It also stabilizes the Fund's daily NAV because it eliminates exaggerated "swings" in NAV caused by the necessity of including a different, and often substantial, amount for liquidating tax liability on a daily basis. Details of the Board's methodology are set forth below.

When stocks appreciate in value in excess of their cost, an asset called unrealized appreciation is generated. The appreciation will only be realized when these securities are actually sold. However, on a daily basis, the Fund is required to mark its securities to market and thereby recognize the unrealized appreciation in the net asset value of the Fund. By using current values rather than cost values, the value of the portfolio, which makes up almost all of the total assets of the Fund, is reported at its actual market worth. This is an important concept in pricing the Fund at a value that truly reflects the assets held. When appreciated securities are sold, the unrecognized gain becomes recognizable and, if not offset by accumulated capital losses, will be subject to taxation. Since the unrealized appreciation and the associated taxation thereof attaches to all appreciated securities, many of which will not be sold for long periods of time, the management of the Fund has taken the position that it will accrue a deferred income tax liability on net unrealized capital gains to the extent that management anticipates a liability may exist. This liability is based upon current market trends, accumulated capital losses, the amount of cash and cash equivalents held, and anticipated redemptions as well as the Fund's long operating history.

If the Fund actually realized capital gains and paid capital gains taxes that exceeded the amount of the reserve for deferred income taxes, the net asset value of the Fund would be lowered by the amount of the taxes that exceed the reserve and shareholders would experience a real loss in value of their respective shares. In order to avoid this potential scenario the Fund may elect to be taxed as a regulated investment company ("RIC"), as opposed to a "C" Corporate, in the event that the actual capital gains tax liability exceeds the reserve and available tax loss carryforwards for a given period. This option would eliminate the income tax at the Fund level (35% rate) and shift it to the individual shareholder at a current 15% rate.

Corresponding with an election to be treated as a regulated investment company, the Fund must make a distribution to its shareholders, of all earning accumulated as a regular corporation. This distribution would result in taxable income to the shareholders, whether or not the distribution is received in cash or additional shares of Fund stock.

Unrealized appreciation (built-in-gains) at the point in time the Fund elects regulated investment company treatment is taxable income to the Fund. However, under current Revenue

Code provisions, the Fund may elect to postpone this built-in-gains tax until such time as the security is sold. If the security is held for at least 10 years after electing regulated investment company status, the tax will not be assessed against the Fund.

Legislative or regulatory changes in, or interpretations of, applicable federal tax laws, regulations or ruling may make it impossible for the Fund to utilize certain of the tax management techniques and strategies described in the Prospectus. The Fund intends to evaluate continuously the operations of the Fund under current federal tax laws as well as various alternatives available.

PERFORMANCE

This Section is amended by replacing the first paragraph thereof with the following and by adding the Charts and Tables set forth below:

The bar charts and tables below can help in evaluating the potential risks of investing in the Fund. The bar charts show changes in the yearly performance of the Fund over the last ten years. The tables compare the average annual returns for the past one-year, five-year and ten-year periods of the Fund, before and after taxes, with the average annual returns for the S&P 500 for the same periods. Please keep in mind that the Fund's past performance (before and after taxes) is not necessarily an indication of the Fund's future performance.

In order to demonstrate the effects of a full accrual of deferred income taxes as compared to the reserve method, the following charts and tables are provided. The information presented in the first set of charts and graphs is based upon the inclusion in the Fund's NAV of a full accrual of deferred income taxes that would be payable in its entirety only upon liquidation of the Fund's entire stock portfolio.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Fund	5.83%	(6.69)%	19.75%	(2.76)%	(11.93)%	18.14%	8.12%	5.53%	14.26%	3.60%
S&P 500	26.69%	11.55%	(10.10)%	(10.60)%	(22.10)%	26.20%	21.26%	4.90%	15.79%	5.49%

Best Quarter	Worst Quarter
13.6%	(14.95)%
3rd—2000	3rd—2002

The performance information shown above is based on full calendar years.

Copley Fund, Inc.
Supplement dated November _______,
2008 to Prospectus dated July 24, 2008

The investment return and principal value of an investment will fluctuate, so an investor's shares, when redeemed, will be worth more or less than their original cost.

Average Annual Total Returns as of 2.29.08

	1 Year	5 Years	10 Years
Total Return Before Taxes	3.60%	6.20%	4.20%
Total Return After Taxes on Distributions*	N/A**	N/A**	N/A**
Fund Return After Taxes on Distributions and Sale of Fund Shares*	3.06%	5.27%	3.57%
S&P 500 Index	(3.60)%	11.62%	7.23%

The information presented in the charts and tables set forth below are based upon the reserve for deferred income taxes established by the Board of Directors.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Fund	5.36%	(6.86)%	26.075%	(5.72)%	(16.81)%	25.31%	11.77%	6.79%	16.67%	0.00%
S&P 500	26.69%	11.55%	(10.10)%	(10.60)%	(22.10)%	26.20%	21.26%	4.90%	15.79%	5.49%

Best Quarter	Worst Quarter
13.6%	(14.95)%
3rd—2000	3rd—2002

The performance information shown above is based on full calendar years.

The investment return and principal value of an investment will fluctuate, so an investor's shares, when redeemed, will be worth more or less than their original cost.

Average Annual Total Returns as of 2.29.08

	1 Year	5 Years	10 Years
Total Return Before Taxes	0.00%	6.90%	5.50%
Total Return After Taxes on Distributions*	N/A**	N/A**	N/A**
Fund Return After Taxes on Distributions and Sale of Fund Shares*	0.00%	5.87%	4.68%
S&P 500 Index	(3.60)%	11.62%	7.23%

Copley Fund, Inc.
Supplement dated November _______,
2008 to Prospectus dated July 24, 2008

WHEN AND HOW NET ASSET VALUE IS CALCULATED

This Section is amended by substituting the following for the second paragraph thereof:

The Fund's NAV is determined by dividing the value of the Fund's securities, cash and other assets, minus all liabilities, by the number of shares outstanding. For purposes of calculating the Fund's per share price, the liability for deferred income taxes on unrealized appreciation is based upon a "reserve" for such taxes established in good faith by the Fund's Board of Directors.

The Board of Directors believe that a "fair value" accounting of the Fund is best served by reporting a reserve for deferred taxes that takes into account the investment policy of the Fund, the Fund's long history of holding securities for many years, market conditions, anticipated redemptions and other real-time factors deemed relevant by the Board f Directors.

The Fund's securities are valued each day at their market value, which usually means the last quoted sales price on a security's principal exchange. Securities not traded on the valuation date and securities not listed are valued at the last quoted bid price. All other securities, including securities in which the quotations are considered to be unreliable due to significant market or other events are priced at their fair value as determined in good faith pursuant to procedures adopted by the Fund's Board of Directors. Part of the assets of the operating division consist of inventory and is valued at its fair value as determined by the Board of Directors.

FINAL AS TRANSMITTED TO SEC

EXHIBIT G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 2, 2009

Roberts & Henry
164 Honeysuckle Drive
Jupiter, Florida 33458
Attn: Mr. Tom Henry

Re: Copley Fund. Inc. (File Nos. 2-60951 and 811-2815)

Dear Sir:

In your letter, addressed to Lawrence Pisto and dated October 5, 2009, you indicate that your client, the Copley Fund, Inc. (the "Company"), would like to resubmit a position on accounting for income taxes for consideration by the staff of the Division of Enforcement. You indicate that the compliance with the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109")[1], results in what you believe are misleading and inconsistent financial statements and a per share value that dos not represent the fair value for the Company's shares. Further, you indicate that the Fund has adopted the requirements of ASC 740, only in response to the Staff's comments.

The staff of the Division of Investment Management (the "Staff") provided comments regarding the Company's accounting and reporting of income taxes in a letter dated September 26, 2007. Within our comment letter, the Staff detailed the basis for our comments, including our basis for determining the applicability of ASC 740 to the Company's circumstances. Your most recent letter does not provide any arguments that were not already considered by the Staff, nor does the letter cite any changes in the Company's circumstances that might cause reconsideration of our original position.

As we have previously stated, we would recommend immediate enforcement action if you were to submit financial statements that did not comply with the provisions of ASC 740.

---

[1] In July 2009, the FASB released their FASB Codification, which is now the single source of authoritative non-governmental U.S. generally accepted accounting principles. The codification is effective for annual and interim periods ending after September 15, 2009. SFAS 109 has been codified within Section 740 of FASB Accounting Standards Codification ("ASC 740").

The Staff requests that you provide a copy of this letter to the Company's independent accountant, Amper, Politziner & Mattia, LLP (the "Accountants") upon your receipt to ensure the Accountants understand the Staff's concerns. Please note that the Staff believes that this letter should be provided to the Accountants because it constitutes a communication from a regulatory agency concerning noncompliance with or deficiencies in financial reporting practices.[2] The Staff also requests that you provide a copy of this letter to the Company's board of directors.

If you have any questions, please contact Bryan J. Morris at (202) 551-6935 or Kevin Rupert at (202) 551-6966.

Sincerely

Richard F. Sennett
Chief Accountant
Division of Investment Management

cc: Bryan J. Morris
Assistant Chief Accountant
Division of Investment Management

Kevin Rupert
Accountant
Division of Investment Management

John T. Dugan
Associate Director
Division of Enforcement

[2] In connection with an audit of financial statements presented in accordance with GAAP, AU section 333 *Management Representations* requires a specific representation from management to the auditor relating to communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices. See also paragraph 11.26 of the AICPA Audit and Accounting Guide: *Investment Companies.*

EXHIBIT H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Boston Regional Office
33 Arch Street, 23rd Floor
Boston, MA 02110
Phone: (617) 573-8900
Fax: (617) 573-5923

VIA FEDERAL EXPRESS

March 5, 2010

Thomas C. Henry, Esq.
Roberts & Henry
164 Honeysuckle Drive
Jupiter, Florida 33458

RE: In the Matter of Copley Fund, Inc., B-2335

Dear Mr. Henry:

This investigation has been completed as to your clients Irving Levine and the Copley Fund, Inc., against whom we do not currently intend to recommend an enforcement action by the Commission. We are providing this information under the guidelines in the final paragraph of Securities Act Release No. 5310 (copy attached).

As we discussed, however, if the Copley Fund does not comply with the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109") and Section 740 of FASB Accounting Standards Codification ("ASC 740"), as set forth in the December 2, 2009, letter from Richard F. Sennett, Chief Accountant for the Division of Investment Management, to you (copy attached), we likely will recommend an enforcement action by the Commission.

Sincerely,

Kevin M. Kelcourse

Kevin M. Kelcourse
Assistant Regional Director

Enclosures

EXHIBIT I

Subj: **Re: Copley**
Date: 07/15/10 2:55:07 P.M. Eastern Daylight Time
From: robertshenrylaw@aol.com
To: RupertK@SEC.GOV

Tuesday good. Tom

-----Original Message-----
From: Rupert, Kevin C. <RupertK@SEC.GOV>
To: robertshenrylaw@aol.com
Cc: Morris, Bryan J. <MorrisB@sec.gov>
Sent: Thu, Jul 15, 2010 2:39 pm
Subject: RE: Copley

Tom,

How about Tuesday at 11:00?

While we have been firm on not permitting footnotes, this fund has really unusual tax issues, and for this reason an explanatory footnote *might be* permitted – but I make no promises. In sum, we believe the numbers and general theory we discussed earlier this week are the correct disclosure. While I understand what you mean in the last sentence, our position remains unchanged.

Kevin Rupert
202-551-6966

From: robertshenrylaw@aol.com [mailto:robertshenrylaw@aol.com]
Sent: Thursday, July 15, 2010 1:00 PM
To: Rupert, Kevin C.
Subject: Copley

Dear Kevin,

I have had something come up and cannot do the call tomorrow. How about monday at 11am ? Also, attached is the final expense ratio calculations. I hope we can discuss the fee table issue Monday. It seems to me that the figure to use is the gross expenses ratio in calculating fee table info, ie, apples to apples instead of apples to oranges. It seems unfair and misleading to use a figure which inclusive of positive effects of the tax accrual but not to be able to use the negative figures when applicable.

Best regards,

Tom

EXHIBIT J

N-CSRS 1 v200283_ncsrs.htm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES

INVESTMENT COMPANY ACT FILE NUMBER 811-2815

COPLEY FUND, INC.
(Exact name of registrant as specified in charter)

5348 Vegas Drive
Suite 391
Las Vegas, NV 89108
(Address of principal executive offices) (Zip code)

Irving Levine, President
5348 Vegas Drive
Suite 391
Las Vegas, NV 89108
(Name and address of agent for service)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 1-508-674-8459

DATE OF FISCAL YEAR END: FEBRUARY 28, 2011

DATE OF REPORTING PERIOD: AUGUST 31, 2010

ITEM 1. REPORT TO SHAREHOLDERS.

Semi-Annual Report

August 31, 2010

COPLEY FUND, INC.

A No-Load Fund

TABLE OF CONTENTS

COPLEY FUND, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDING AUGUST 31, 2010

Table of Contents

TABLE OF CONTENTS

Tel: (508) 674-8459
Fax: (508) 672-9348

COPLEY FINANCIAL SERVICES CORP.

Adviser and Administrator to Copley Fund, Inc.
Post Office Box 3287
Fall River, Massachusetts 02722

October 2010

Dear Fellow Shareholder:

We were shocked and saddened by the accidental death of our friend and longtime attorney Tom Henry, Esq. Tom, aged 61, was thrown from his boat in the Jupiter, Florida Inlet and died from the fall. He had served brilliantly as Counsel for the Copley Fund since 1987 and will be sorely missed. Our sympathies and good wishes go out to his wife Pat in this tragic moment.

This tragedy will not impede our efforts to resolve the deferred tax issue or our ability to deal with other legal and regulatory matters.

David Faust, Esq. of Faust Oppenheim, LLP, a long time investor in Copley Fund, will now serve as its counsel.

Our unusually high professional fees for this period are due to our attempts to resolve our previously discussed and recorded deferred tax reserve issue, which we hope to achieve.

The type of stocks we own and buy gives credence to our buy and hold strategy. Our typical stock pays a good dividend and has a history of increasing its dividend. This dividend increase usually results in an increase in the price of the stock to keep pace with its yield. An example is Delta Natural Gas, our only NASDAQ holding. We first bought 15,000 shares in 1991 at $13½. We next bought 5,000 shares at $19.85 in 2002. These shares have yielded almost 5% constantly.

Today, Delta's price is $30 per share and still yielding almost 5%. Thus, the price has doubled, but, even more importantly, the average dividend has paid approximately $1 per share or $20,000 per year. Thus, in twenty years the Fund has gained $400,000 in income and $300,000 in unrealized capital gains. Our total cost was $302,000. This basic investment strategy has neutralized the volatility for Copley Fund that regular markets undergo. As an example, in 2008, when regular mutual funds lost 40% to 50%, Copley lost only 15.6%. In 2009, most funds gained on average of a mere 20% against the 50% loss; Copley gained 3%. Thus, our losses were minimized compared to most other funds.

My last letter to shareholders disclosed a change in how the SEC ordered us to calculate our expense ratio. We must calculate our expenses like any other operating corporation – not as a mutual fund. Thus, this ratio is no longer a fair basis for comparison with other funds.

It is important for all of us to keep in mind that Copley, unlike all other mutual funds, is a regular corporation (a C Corporation). It pays its own taxes and does not distribute dividends or capital gains. Thus, an investor only pays taxes if shares are sold for a gain. This rather unique structure creates an important distinction from most other funds, where the shareholder is compelled to pay taxes each year on any gains and dividends realized by the fund as they are required to be distributed, or deemed to be distributed at year end.

TABLE OF CONTENTS

As is our custom, we present the chart and numbers based on a calendar year, which give us a clear picture of our past and give credence to our basic philosophy and our structure for the future.

1984	+23.9%	
1985	+25%	
1986	+18%	
1987	-8%	
1988	+20%	
1989	+16%	
1990	-2%	
1991	+18%	
1992	+18%	
1993	+10%	
1994	-7%	
1995	+26%	
1996	+5%	
1997	+25%	
1998	+14%	
1999	-6.86%	
2000	+22.5%	
2001	-9.30%	
2002	-13.9%	
2003	+14.31%	
2004	+12.99%	
2005	+5.89%	
2006	+19.70%	
2007	-10.83%	* Addition of Tax Reserve
2008	-15.6%	*
2009	+2.36%	*
2010	+3.29%	* (As of Sept. 30)

* *Please note that* the performance figures provided for years prior to 2008 are consistent with the information furnished in prior reports and do not reflect an adjustment for the change in accounting treatment of deferred income tax.

The performance data quoted represents past performance and investment return. The prices of the shares held by Copley will fluctuate so that the investor's shares, when redeemed, may be worth more or less than the original cost. Please remember that past performance does not guarantee future results, and current performance may be higher or lower than the performance data quoted.

All of the above gives us optimism for the future growth of Copley Fund.

We thank the Board and consultants for their advice and guidance and also our shareholders for their confidence in Copley's concept.

Cordially yours,

Irving Levine
President

TABLE OF CONTENTS

COPLEY FUND, INC.

PER SHARE VALUE

CALENDAR YEAR ENDED DECEMBER 31
PERIOD ENDED AUGUST 31, 2010


60
50
40
30
20
10
0
6.06
7.51
9.36
11.00
10.11
12.12
14.29
14.06
16.47
19.38
21.35
19.71
24.85
26.05
32.68
37.04
34.50
42.28
38.33
32.99
37.71
42.61
45.12
54.01
44.07
40.64
41.60
41.56
1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 8/31/2010

The per share values provided for years prior to 2008 are consistent with information furnished in prior reports and do not reflect an adjustment for the change in accounting treatment for deferred income taxes.

TABLE OF CONTENTS

COPLEY FUND, INC.

SCHEDULE OF INVESTMENTS
August 31, 2010 (Unaudited)

	Shares	Market Value
Common Stocks – 109.88%		
Banking — 4.87%		
J.P. Morgan Chase & Company	42,000	$ 1,527,120
PNC Financial Services Group, Inc.	25,000	1,274,000
		2,801,120
Consumer Products — 1.68%		
Kimberly-Clark Corp.	15,000	966,000
Diversified Utility Companies — 11.80%		
Alliant Energy Corp.	20,000	700,400
DTE Energy Co.	55,000	2,576,750
Dominion Resources, Inc.	60,000	2,565,600
Duke Energy Corp.	54,600	938,574
		6,781,324
Drug Companies — 4.54%		
Bristol Myers Squibb Co.	100,000	2,608,000
Electric & Gas — 18.50%		
American Electric Power, Inc.	35,000	1,239,350
First Energy Corp.	40,000	1,461,200
Great Plains Energy, Inc.	30,000	554,700
Integrys Energy Group, Inc.	20,000	969,000
Progress Energy, Inc.	40,000	1,716,400
Public Service Enterprise Group, Inc.	30,000	958,800
Scana Corp.	50,000	1,951,500
Sempra Energy, Inc.	35,000	1,782,200
		10,633,150
Electric Power Companies — 20.93%		
Ameren Corp.	12,500	350,875
Exelon Corp.	23,200	944,704
NextEra Energy, Inc.	90,000	4,835,700
Nstar Corp.	50,000	1,901,500
PPL Corp.	100,000	2,716,000
Southern Co.	35,000	1,284,150
		12,032,929

The accompanying notes are an integral part of these consolidated financial statements.

TABLE OF CONTENTS

COPLEY FUND, INC.

SCHEDULE OF INVESTMENTS
August 31, 2010 (Unaudited)

	Shares	Market Value
Gas Utilities & Supplies — 10.14%		
Delta Natural Gas Co.	20,000	$ 580,000
New Jersey Resources Corp.	56,250	2,093,063
Northwest Natural Gas Co.	40,000	1,817,600
WGL Holdings, Inc.	38,000	1,340,260
		5,830,923
Insurance — 3.46%		
Arthur J. Gallagher & Co.	80,000	1,988,000
Office Equipment — 1.34%		
Pitney Bowes, Inc.	40,000	769,600
Oils — 19.81%		
Chevron Texaco Corp.	46,200	3,426,192
Exxon-Mobil Corp.	106,086	6,276,048
Sunoco, Inc.	50,000	1,684,000
		11,386,240
Pipelines — 0.96%		
Spectra Energy Corp.	27,300	555,282
Retail — 1.66%		
Wal-Mart Stores, Inc.	19,000	952,660
Telephone — 10.19%		
AT&T, Inc.	95,000	2,567,850
Frontier Communications Corp.	62,803	485,467
Verizon Communications, Inc.	95,000	2,803,450
		5,856,767
TOTAL COMMON STOCK (Cost $25,193,800) — 109.88%		63,161,995
Liabilities in excess of other assets — (9.88)%		(5,678,701)
NET ASSETS — 100.00%		$57,483,294

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

SCHEDULE OF INVESTMENTS
August 31, 2010 (Unaudited)

At August 31, 2010, the net unrealized appreciation based on cost for financial reporting purposes of $25,193,800 was as follows:

Aggregate gross unrealized appreciation for all investments for which there was an excess of value over cost, net of tax effect	$25,246,987
Aggregate gross unrealized depreciation for all investments for which there was an excess of cost over value	(307,003)
Net unrealized appreciation, net of tax effect	$24,939,984

Portfolio Analysis
As of August 31, 2010

	% of Net Assets	
Common Stocks	109.88%	
Electric Power Companies		20.93%
Oils		19.81%
Electric & Gas		18.50%
Diversified Utility Companies		11.80%
Telephone		10.19%
Gas Utilities & Supplies		10.14%
Banking		4.87%
Drug Companies		4.54%
Insurance		3.46%
Consumer Products		1.68%
Retail		1.66%
Office Equipment		1.34%
Pipelines		0.96%
Liabilities in Excess of Other Assets	(9.88)%	
Total Net Assets	100.00%	

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
August 31, 2010 (Unaudited)

Assets:	
Investments in Securities at Market Value (identified cost $25,193,800)	$63,161,995
Cash	6,580,615
Receivables:	
Trade and Subscriptions	14,833
Dividends & Interest	292,233
Loan	356,500
Taxes	100,000
Inventory	46,035
Prepaid Expenses and Other Assets	12,786
Total Assets	70,564,997
Liabilities:	
Payable:	
Redemptions	2,359
Trade	13,436
Accrued expenses	37,697
Deferred income taxes, net	13,028,211
Total Liabilities	13,081,703
Commitments and Contingencies	
Net Assets	$57,483,294
Net Asset Value, Offering and Redemption Price Per Share (5,000,000 shares authorized, 1,383,212 shares outstanding of $1.00 par value capital stock outstanding)	$ 41.56
Net assets consist of:	
Capital paid in	$ 1,383,212
Undistributed net investment and operating income	28,625,386
Accumulated undistributed net realized gain on investment transactions	2,534,712
Net unrealized appreciation in value of investments, net of tax effect	24,939,984
Net Assets	$57,483,294

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended August 31, 2010 (Unaudited)

Investment Income:	
Interest Income	$ 2,590
Dividend Income	1,339,802
Total Investment Income	1,342,392
Expenses:	
Investment Advisory Fees	225,311
Professional Fees	246,807
Accounting and Shareholder Services	35,898
Insurance Expense	21,988
Printing Expense	12,602
Custodian Fees	9,374
Directors Fees	5,600
Postage & shipping	2,029
Blue Sky Fees	2,200
Total Expenses	561,809
Less: Investment advisory fee waived	(30,000)
Net Expenses	531,809
Net Investment Income Before Income Taxes	810,583
Operating Gain	
Gross Profit	19,453
Less: Operating Expenses	(18,739)
Net Operating Income before income taxes	714
Net Investment and Operating Income before Income Taxes	811,297
Plus provision for income tax benefit	—
Net Investment and Operating Income	811,297
Realized and Unrealized Gain (Loss) on Investments	
Realized loss from investment transactions during the period	(31,866)
Increase in unrealized appreciation of investments during current period	1,689,451
Deferred income tax liability	(580,155)
Net Realized and Unrealized Gain on Investments	1,077,430
Net Increase in Net Assets Resulting From Operations	$1,888,727

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended August 31, 2010	Year Ended February 28, 2010
	(Unaudited)	
Increase in Net Assets from Operations		
Net investment and operating income	$ 811,297	$ 2,086,646
Net realized loss on investment transactions	(31,866)	(62,350)
Net change in unrealized appreciation on investments	1,109,296	4,559,696
Increase in Net Assets Resulting From Operations	1,888,727	6,583,992
Capital Share Transactions		
Decrease in net assets resulting from capital share transactions	(633,782)	(4,121,106)
Total increase in net assets	1,254,945	2,462,886
Net Assets:		
Beginning of Period	56,228,349	53,765,463
End of Period (including undistributed net investment and operating income of $28,625,386 and $18,406,134 respectively)	$57,483,294	$56,228,349

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended August 31, 2010

Increase (Decrease) in Cash	
Cash flows from operating activities	
Dividends and interest received	$ 1,350,772
Proceeds from disposition of long-term portfolio investments	832,914
Receipts from customers	33,570
Expenses paid	(577,427)
Purchase of long-term portfolio investments	(1,104,018)
Payments to suppliers	(9,549)
Net cash provided by operating activities	526,262
Cash flows used by financing activities	
Fund shares sold	189,337
Fund shares repurchased	(822,010)
Net cash used by financing activities	(632,673)
Net decrease in cash	(106,411)
Cash at beginning of year	6,687,026
Cash as of August 31, 2010	$ 6,580,615
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities	
Net increase in net assets resulting from operations	$ 1,888,727
Increase in investments	(1,928,690)
Decrease in dividends and interest receivable	8,376
Decrease in receivables from customers	235
Increase in inventory	(596)
Decrease in trade payables	(1,064)
Decrease in other assets	3,210
Decrease in accrued expenses	(24,091)
Increase in deferred taxes	580,155
Total adjustments	(1,362,465)
Net cash provided by operating activities	$ 526,262

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of capital stock outstanding throughout each period presented.[a]

The financial highlights table is intended to help you understand the Fund's financial performance for the fiscal years February 28, 2006 through February 28, 2010 and the six months ended August 31, 2010. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund. Shareholders should be certain that they have the most recent annual report which should be read in connection with the prospectus.

The Fund's annual report to Shareholders, is available at no charge on request by calling 877-881-2751.

	Six Months Ended 8/31/10 (Unaudited)	Fiscal Years Ending February 28 or 29,				
		2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 40.21	$ 35.80	$ 44.07	$ 42.54	$ 37.23	$ 35.28
Income (loss) From Operations:						
Net investment gain (loss)	0.58	1.43	1.20	1.18	(1.31)	0.27
Net gain (loss) from securities (both realized and unrealized)	0.77	2.98	(9.47)	0.35	6.62	1.68
Total from operations	1.35	4.41	(8.27)	1.53	5.31	1.95
Net Asset Value, End of Period	$ 41.56	$ 40.21	$ 35.80	$ 44.07	$ 42.54	$ 37.23
Total Return[b]	3.36%	12.32%	(18.77)%	3.60%	14.26%	5.53%
Ratios/Supplemental Data						
Net assets, end of period (in 000's)	$ 57,483	$56,228	$53,765	$69,395	$67,581	$59,298
Ratio of total expenses, including net regular and deferred taxes, to average net assets*	4.01%[c]	5.54%	2.40%**	1.56%**	7.97%	3.90%
Ratio of total expenses, excluding net regular and deferred taxes, to average net assets*	2.01%[c]	1.70%	2.06%	1.25%	1.76%	1.83%
Ratio of net investment and operating income (loss) to average net assets	0.80%[c]	3.65%	2.80%	2.73%	(3.28)%	0.76%
Ratio of net investment and operating income, excluding deferred taxes, to average net assets	2.81%[c]	3.25%	3.14%	2.73%	2.93%	2.83%
Portfolio turnover rate	1.33%	1.76%	2.78%	4.11%	0.50%	0.73%
Number of shares outstanding at end of period (in thousands)	1,383	1,399	1,502	1,575	1,589	1,593

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

FINANCIAL HIGHLIGHTS
(Continued)

The financial highlight ratios above do not reflect investment fees waivers of $30,000 for the six months ended August 31, 2010, $60,000 during the fiscal year ended February 28, 2010, $185,972 during the fiscal year ended February 28, 2009 and $60,000 per year for prior years. If the waivers had been included, the following ratios would apply:

	Six Months Ended 8/31/10 (Unaudited)	Fiscal Years Ending February 28 or 29,				
		2010	2009	2008	2007	2006
Ratio of total expenses, including net regular and deferred taxes, to average net assets*	3.91%(c)	5.44%	2.11%**	1.49%**	7.88%	3.80%
Ratio of total expenses, excluding net regular and deferred taxes, to average net assets*	1.90%(c)	1.60%	1.77%	1.18%	1.67%	1.72%
Ratio of net investment and operating income (loss), to average net assets	0.70%(c)	3.55%	2.52%	2.65%	(3.37)%	0.66%
Ratio of net investment and operating income, excluding deferred taxes, to average net assets	2.70%(c)	3.14%	2.86%	2.65%	2.84%	2.73%

(a) Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.

(c) Annualized for periods less than one year.

* Includes operating expenses from the Operating Divisions of $18,739 for the six months ended August 31, 2010 and $81,764, $353,018, $129,652, $31,676 and $30,787 for the fiscal years ending 2010 through 2006, respectively.

** Excludes a deferred tax benefit of $7,490,467 and $1,770,234 for the fiscal years ended 2009 and 2008, respectively, since including these amounts would generate negative expense ratios in these respective years.

The accompanying notes are an integral part of these consolidated financial statements.

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COPLEY FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Significant Accounting Policies

The Fund is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management company. It's investment objective is the generation and accumulation of dividend income. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

The Fund utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of input are:

Level 1 —	Unadjusted quoted prices in active markets for identical assets and liabilities that the Fund has the ability to access.
Level 2 —	Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.
Level 3 —	Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

COPLEY FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Significant Accounting Policies – (continued)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following tables summarize the inputs used as of August 31, 2010 for the Fund's assets and liabilities measured at fair value:

Assets*	Level 1	Level 2	Level 3	Total
Common Stocks	$63,161,995	$ —	$ —	$ 63,161,995
Total	$63,161,995	$ —	$ —	$ 63,161,995

* Refer to the Schedule of Investments for industry classifications.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements". ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, to require additional disclosures regarding fair value measurements. Certain disclosures required by ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, and other required disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Fund adopted ASU 2010-06 on March 1, 2010. The adoption of ASU 2010-06 had no material impact on the Fund's disclosures.

Sales of Securities

In determining the net realized gain or loss from sales of securities, the cost of securities sold is determined on the basis of identifying the specific certificates delivered.

Distributions

It is the Fund's policy to manage its assets so as to avoid the necessity of making annual taxable distributions. Net investment and operating income and net realized gains are not distributed, but rather are accumulated within the Fund and used to pay expenses, to make additional investments or held in cash as a reserve.

Inventory

Inventory is valued at the lower of cost (determined by the first in/first out method) or market.

Income Taxes

The Fund files tax returns as a regular corporation and accordingly the financial statements include provisions for current and deferred income taxes.

The Fund recognizes the tax benefits of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. Management reviewed the tax positions in the open tax years of 2008 through 2010 and those expected to be taken during the six months ended August 31, 2010 and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken in the above open tax years. The Fund identifies its major tax jurisdiction as U.S. Federal and Nevada State. The Fund recognizes interest and penalties, if

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COPLEY FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Significant Accounting Policies – (continued)

any, related to unrecognized tax benefits as income tax expense in the Statements of Operations. During the period, the Fund did not incur any interest or penalties. Generally tax authorities can examine tax returns filed for the last three years.

Indemnification

The Fund indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that has not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

Other

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

2. Disclosure of the provisions for income taxes, reconciliation of statutory rate to effective rate, and significant components of deferred tax assets and liabilities.

The Federal and state income tax provision (benefit) is summarized as follows:

	Six Months Ended August 31, 2010 (Unaudited)
Current:	
Federal	$ —
State	—
Deferred*:	
Federal	580,155
State	—
Net provision (benefit) for income taxes	$ 580,155

* Deferred income taxes are shown net within realized and unrealized gain (loss) on investments on the accompanying consolidated Statement of Operations.

The difference between the effective tax rate of 23% and the statutory tax rate of 35% is primarily attributable to the benefits of the dividend received deduction.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liabilities of $13,028,211 as of August 31, 2010, relate to the Fund's unrealized gains on marketable securities. Deferred tax liabilities are net of $249,504 of deferred tax assets which relate to capital loss carryforwards.

As of August 31, 2010, the Fund has $712,869 in accumulated capital loss carryforwards which will expire on February 28 of the following years: 2014 – $650,519; 2015 – $62,350.

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COPLEY FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

3. Capital Stock

At August 31, 2010, there were 5,000,000 shares of $1.00 par value capital stock authorized. Transactions in capital shares were as follows:

	Six Months Ended August 31, 2010 (unaudited)		Year Ended February 28, 2010	
	Shares	Amount	Shares	Amount
Shares sold	4,592	$ 189,387	27,630	$ 1,057,097
Shares repurchased	(19,921)	(823,169)	(131,013)	(5,178,203)
Net change	(15,329)	$(633,782)	(103,383)	$(4,121,106)

4. Investment Advisory Fee and Other Transactions with Related Parties

Copley Financial Services Corporation (CFSC), a Massachusetts corporation, serves as investment advisor to the Fund. Irving Levine, Chairman of the Board of the Fund, is the owner of all of the outstanding common stock of CFSC and serves as its President, Treasurer and a member of its Board of Directors.

Under the Investment Advisory Contract, CFSC is entitled to an annual fee, payable monthly at the rate of 1.00% of the first $25 million of the average daily net assets; .75% of the next $15 million; and .50% on average daily net assets over $40 million.

For the six months ended August 31, 2010, the fee for investment advisory service totaled $225,311 less fees of $30,000 voluntarily waived. Also during the period unaffiliated directors received $5,600 in directors' fees and reimbursed expenses.

Operating Divisions

The Fund has a wholly owned operating division, Copley Fund, Inc. — Operating Division ("COD"), which imports merchandise for resale. A portion of its merchandise is placed on consignment with a company controlled by Irving Levine. The Fund invoices the consignee when the merchandise is ultimately sold.

The results of the subsidiary company during the six months ended August 31, 2010, are as follows:

Sales	$ 31,339
Cost of goods sold	(11,889)
Gross profit	19,450
General & administrative expenses	(18,739)
Net income from operations	711
Other income (dividends and interest)	3
Net Income	$ 714

COPLEY FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. Commitments and Contingencies

Since the Fund accumulates its net investment income rather than distributing it, the Fund may be subject to the imposition of the federal accumulated earnings tax. The accumulated earnings tax is imposed on a corporation's accumulated taxable income at a rate of 15% for years commencing after December 31, 2002.

Accumulated taxable income is defined as adjusted taxable income minus the sum of the dividends paid deduction and the accumulated earnings credit. The dividends paid deduction and accumulated earnings credit are available only if the Fund is not held to be a mere holding or investment company.

The Internal Revenue Service has, during its most recent review of the Fund's federal income tax returns for the 1999 tax year, performed during 2001, upheld management's position that the Fund is not a mere holding or investment company since the Fund is conducting an operating division. This finding by the Internal Revenue Service is always subject to review by the Service and a finding different from the one issued in the past could be made by the Service.

Provided the Fund manages accumulated and annual earnings and profits, in excess of $250,000, in such a manner that the funds are deemed to be obligated or consumed by capital losses, redemptions and expansion of the operating division, the Fund should not be held liable for the accumulated earnings tax by the Internal Revenue Service.

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COPLEY FUND, INC.

DISCLOSURE OF FUND EXPENSES

All mutual funds have operating expenses. As a shareholder of a mutual fund, your investment is affected by these ongoing costs, which include investment advisory fees. It is important for you to understand the impact of these costs on your investment return.

Operating expenses such as these are deducted from the mutual fund's gross income and directly reduce its final investment return. These expenses are expressed as a percentage of the mutual fund's average net assets; this percentage is known as the mutual fund's expense ratio.

The following examples use the expense ratio and are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. Unlike virtually all other mutual funds, the Fund has an operating division. Therefore, its expenses and expense rations may not be strictly comparable to those of mutual funds which do not have an operating business. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period.

The table below illustrates your Fund's costs in two ways:

Actual Fund Return. This section helps you to estimate the actual expenses after fee waivers that your Fund incurred over the period. The "Expenses Paid During Period" column shows the actual dollar expense cost incurred by a $1,000 investment in the Fund, and the "Ending Account Value" number is derived from deducting that expense cost from the Fund's gross investment return.

You can use this information, together with the actual amount you invested in the Fund, to estimate the expenses you paid over that period. Simply divide your actual account value by $1,000 to arrive at a ratio (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply that ratio by the number shown for your Fund under "Expenses Paid During Period."

Hypothetical 5% Return. This section helps you compare your Fund's costs with those of other mutual funds. It assumes that the Fund had an annual 5% return before expenses during the year, but that the expense ratio (Column 3) for the period is unchanged. This example is useful in making comparisons because the Securities and Exchange Commission requires all mutual funds to make this 5% calculation. You can assess your Fund's comparative cost by comparing the hypothetical result for your Fund in the "Expenses Paid During Period" column with those that appear in the same charts in the shareholder reports for other mutual funds.

Note: Because the return is set at 5% for comparison purposes — NOT your Fund's actual return — the account values shown may not apply to your specific investment.

	Beginning Account Value (3/1/10)	Ending Account Value (8/31/10)	Annualized Expense Ratios	Expenses Paid During Period* (3/1/10 – 8/31/10)
Actual Fund Return	$ 1,000.00	$ 1,033.57	3.91%	$ 20.04
Hypothetical 5% Return	$ 1,000.00	$ 1,005.49	3.91%	$ 19.77

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half period).

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COPLEY FUND, INC.

SUPPLEMENTAL DATA

General

Investment Products Offered

- Are not FDIC Insured
- May Lose Value
- Are Not Bank Guaranteed

The investment return and principal value of an investment in the Copley Fund (the "Fund") will fluctuate as the prices of the individual securities in which it invests fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Fund's prospectus, which contains this and other information, call the Fund toll free at (877) 881-2751 or write to Gemini Fund Services at 4020 South 147th Street, Omaha, NE 68137.

This shareholder report must be preceded or accompanied by the Fund's prospectus for individuals who are not current shareholders of the Fund.

Voting Proxies on Fund Portfolio Securities

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to the Fund's portfolio securities, as well as information relating to portfolio securities during the 12 month period ended June 30, (i) is available, without charge and upon request, by calling 1-877-881-2751; and (ii) on the U.S. Securities and Exchange Commission's website at http://www.sec.gov.

Disclosure of Portfolio Holdings

The SEC has adopted the requirement that all funds file a complete schedule of investments with the SEC for their first and third fiscal quarters on Form N-Q. The Fund's Forms N-Q, reporting portfolio securities held by the Fund, is available on the Commission's website at http://www.sec.gov, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling 800-SEC-0330.

Approval of Investment Advisory Agreement

On April 21, 2010, the Board of Directors of the Fund approved the continuation of the advisory agreement with Copley Financial Services Corp. ("CFSC"). The Board's decision regarding the contract reflects the exercise of its business judgment on whether to continue the existing arrangement. Prior to approving the continuation of the advisory agreement, the Board considered, among other things:

- the nature, extent and quality of the services provided by CFSC
- the investment performance of the Fund
- the costs of the services to be provided and profits to be realized by CFSC from its relationship with the Fund
- the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale
- the expense ratio of the Fund
- performance and expenses of comparable funds

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SUPPLEMENTAL DATA
(Continued)

- any indirect benefits that may accrue to CFSC and its affiliates as a result of its relationship with the Fund.
- the extent to which the independent Board members are fully informed about all the facts the Board deems relevant bearing on CFSC's services and fees.

The Board was aware of these factors and was guided by them in its review of the Fund's advisory contract to the extent it considered them to be relevant and appropriate, as discussed further below. The Board considered and weighted these circumstances in light of its substantial accumulated experience in governing the Fund and working with CFSC on matters related to the Fund, and was assisted by legal counsel.

In considering the nature, extent and quality of the services provided by CFSC, the Board of Directors reviewed the portfolio management and operating division supervision services provided by CFSC to the Fund. The Board concluded that CFSC was providing essential services to the Fund. In particular, the Board concluded that CFSC was providing unique and specialized supervision of the Fund's operating division. In its decision to continue the existing agreement the Board was mindful of the potential disruptions of the Fund's operations and various risks, uncertainies and other effects that could occur as a result of a decision to terminate or not renew the contract. In particular, the Board recognized that most shareholders have invested in the Fund on the strength of CFSC's industry standing and reputation and with the expectation that CFSC will have a continuing role in providing advisory services to the Fund.

The Directors compared the performance of the Fund to benchmark indices over various periods of time. The Directors noted that the Fund's performance must be considered in light of the Fund's structure which is designed to avoid the trauma of extreme volatility in its investments. They concluded that the performance reflected this structural goal generally outperforming in volatile down markets and underperforming in bull type markets.It also examined the Fund's investment objective and the dividend paying record of the portfolio securities selected by CFSC. Based upon this the Board concluded that the performance of the Fund and particularly the performance of the portfolio securities themselves warranted the continuation of the advisory agreement.

In concluding that the advisory fees payable by the Fund were reasonable, the Directors reviewed a report of the costs of services provided by and the profits realized by CFSC and Stuffco International Inc. (a company wholly owned by Mr. Levine) from their relationship with the Fund and concluded that such profits were reasonable and not excessive. The Directors also reviewed reports comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds and concluded that the advisory fee paid by the Fund was equal to or lower than the average advisory fee paid by comparable mutual funds.. The Board also considered that the Fund's expense ratio had decreased slightly. In particular, the Board concluded that the Fund's expense ratio had remained higher than historical measures due to increased expenses related to addressing the tax accrual accounting issue and the fact that the expense ratio is calculated based upon net assets including a liability for a large tax reserve which operates to distort the ratio as compared to most other funds. They noted that the advisory fee also is adjusted downward if economies of scale are realized during the current contract period as the Fund grows, but did not consider that factor to be significant in light of the other factors considered. They did find significant, however, the fact that CFSC had waived the receipt of $60,000 of its advisory fee, a practice it has engaged in for many years, in an effort to control the Fund's expense ratio.

TABLE OF CONTENTS

COPLEY FUND, INC.

ABOUT THE FUND'S DIRECTORS AND OFFICERS

The Fund is governed by a Board of Directors that meet to review investments, performance, expenses and other business matters, and is responsible for protecting the interests of shareholders. The majority of the Fund's directors are independent of Copley Financial Services Corp.; the only "inside" director is an officer and director of Copley Financial Services Corp. The Board of Directors elects the Fund's officers, who are listed in the table. The business address of each director and officer is 5348 Vegas Drive, Suite 391, Las Vegas, NV 89108.

Independent Directors

Name (Date of Birth) Year Elected	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Albert Resnick, M.D. (March 23, 1922) 1978	Physician Since 1948 No Directorships
Gary S. Gaines (July 28, 1937) 2009	President of Gary Gaines, Inc., a bag manufacturer since 1965 No Directorships

Inside Directors

Name (Date of Birth) Year Elected (Number of Copley Portfolios Overseen)	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Irving Levine (September 25, 1921) 1978	President, Treasurer and a Director of Copley Financial Services Corp. since 1978; a Director of Franklin Capital Corp. (an operating investment company) since March, 1990 to October 2004; Chairman of the Board and Treasurer of Stuffco International, Inc., a ladies handbag processor and retail chain operator, since February 1978; Director of US Energy Systems, Inc. from 2000 to October 2004.

Officers

Name (Date of Birth) Title	Principal Occupations(s) During Past 5 Years and Other Directorships of Public Companies
Irving Levine (September 25, 1921) Chairman of the Board of Directors and President, Treasurer and Secretary	See Above
David I. Faust Counsel	Partner in Faust Oppenheim LLP, a law firm, since 1979. Counsel to Copley Fund since 2010. No Directorships

COPLEY FUND, INC.

A No-Load Fund

Semi-Annual Report

August 31, 2010

Investment Adviser
Copley Financial Services Corp.
P.O. Box 3287
Fall River, Massachusetts 02722
E-mail: copleyfunds@verizon.net

Custodian
Bank of America
100 Federal Street
Boston, MA 02110

Transfer Agent
Gemini Fund Services
4020 South 147th Street
Suite 2
Omaha, Nebraska 68137
Tel. (402)493-4603
(877)881-2751
Fax: (402)963-9094

Counsel
Faust Oppenheim LLP
488 Madison Avenue, 17th Floor
New York, New York 10022

Auditors
EisnerAmper LLP
2015 Lincoln Highway
P O Box 938
Edison, NJ 08818

COPLEY FUND, INC.

A No-Load Fund

Item 2. CODE OF ETHICS

The registrant has adopted a Code of Ethics that applies to the registrant's principal executive officer and principal financial officer. The registrant has not made any amendments to its Code of Ethics during the covered period. The registrant has not granted any waivers from any provisions of the Code of Ethics during the covered period. The registrant undertakes to provide to any person without charge, upon request, a copy of its Code of Ethics by mail when they call the registrant toll free at (800)635-3427.

Item 3. AUDIT COMMITTEE FINANCIAL EXPERT

(a)(1) The registrant's Board of Directors function as an audit committee. They have determined that the Board does not have an "audit committee financial expert", as the Securities and Exchange Commission has defined that term. After carefully considering all of the factors involved in the definition of "audit committee financial expert", the Board determined that none of the members of the Board met all five qualifications in the definition, although some members of the Board met some of the qualifications. The Board also determined that while the members have general financial expertise, given the size and type of the Copley Fund, Inc., (the "Fund") and in light of the nature of the accounting and valuation issues that the Fund has presented over the past several years, it did not appear that the members lacked any necessary skill to serve as persons performing functions similar to those who serve on an Audit Committee.

Item 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable - only effective for annual report.

ITEM 5. AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable to open-end investment management companies.

ITEM 6. SCHEDULE OF INVESTMENTS

Not applicable

ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable to open-end investment management companies.

ITEM 8. PORTFOLIO MANAGERS OF CLOSED-END MANAGEMENT INVESTMENT COMPANIES

Not applicable to open-end investment management companies.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS.

Not applicable to open-end investment management companies.

ITEM 10. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

ITEM 11. CONTROLS AND PROCEDURES.

(a) The certifying officers, whose certifications are included herewith, have evaluated the registrant's disclosure controls and procedures within 90 days of this report. In their opinion, based on their evaluation, the registrant's disclosure controls and procedures are adequately designed, and are operating effectively to ensure, that information required to be disclosed by the registrant in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

(b) There were no significant changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal half-year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 12. EXHIBITS.

(a)(2) A separate certification for the principal executive officer and principal financial officer of the registrant as required by Rule 30a-2(a) under the Investment Company Act of 1940, as amended (17 CFR 270.30a-2(a)) is filed herewith.

(b) Officer certifications as required by Rule 30a-2(b) under the Investment Company Act of 1940, as amended (17 CFR 270.30a-2(b)) also accompany this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copley Fund, Inc.

By: /s/ Irving Levine
Name: Irving Levine
Title: President (Principal Executive Officer)

Date: November 5, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Copley Fund, Inc.

By: /s/ Irving Levine
Name: Irving Levine
President (Principal Executive Officer & Principal Financial and Accounting Officer)

Date: November 5, 2010

EXHIBIT K

Copley Fund, Inc.
Portfolio Turnover Rate

Date	Portfolio Turnover Rate[1]
2/29/12	0.0%
2/28/11	2.90%
2/28/10	1.76%
2/28/09	2.78%
2/29/08	4.11%
2/28/07	0.50%
2/28/06	0.73%
2/28/05	0.44%
2/29/04	0.92%
2/28/03	8.65%

The average rate for the ten years from 2/28/03 to 2/29/12 is 2.28%.

[1] The Fund calculates turnover rate by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average of the value of the portfolio securities owned by the Fund during the reporting period.

EXHIBIT L

The Copley Fund Inc.
(The "Fund")

Minutes of an in-person Meeting of the Board of Directors of the Fund held on March 23, 2012 in accordance with its Articles of Incorporation pursuant to written notice sent to all members

PRESENT: Irving Levine
Alan Resnick, M.D.
Roy Hale, CPA
Gary Gaines
David I. Faust, Esq. and Petra v.Z. Davenport, Esq. were present by invitation
Mr. Levine acted as Chairman and Ms. Davenport acted as Secretary

LOCATION: Faust Oppenheim LLP, 488 Madison Avenue, 17th Floor, New York, New York 10022

The meeting was called to order and a quorum was announced. All present wished Dr. Resnick a very happy 90th Birthday.

Approval of Minutes
After a discussion, the motion duly made and seconded, the Board unanimously approved the minutes of the meeting held on January 30, 2012.

President's Report
Mr. Levine provided an update on the fund operations, investments and performance as well as an update on the operating division of the Fund. Mr. Levine noted that YTD the Fund was up and many stocks have increased payment of dividends. Mr. Levine also noted that the operating division opened a new store in a joint venture with a member of the Buxton group.

Discussion

The Fund's Tax Reserve Status was discussed. Currently, the Fund holds $18million in reserve.

REDACTED

Review and Approval

1. After a discussion, on motion duly made and seconded, the Board unanimously:

   RESOLVED, that the Board of Directors approves, and authorizes the Fund to submit, the No Action Letter substantially in the form presented to the Board;

   RESOLVED, that it is deemed to be in the best interests of the Fund to make an election to be treated as a RIC for purposes of Subchapter M of the Internal Revenue Code, upon the occurrence of the Triggering Event, as defined below. The "Triggering Event" shall be the accrual of deferred tax liabilities on any day of the year in an amount that exceeds ten percent (10%) of Pre-Tax NAV, where "Pre-Tax NAV" equals the NAV of the Fund plus an amount equal to the Fund's deferred tax liability as of the end of such day; and be it further

   RESOLVED, that the President, Vice-President, Secretary, Treasurer, or CFO of the Fund, as applicable, are hereby authorized, empowered, and directed on behalf, and in the name, of the Fund, and to do any and all acts and things, and to make, execute, deliver, file and/or record any and all agreements, instruments, papers, documents, and to take all other actions, which are or become necessary, proper or convenient to carry out and effectuate the purposes of the resolutions adopted above.

2. After a discussion, on motion duly made and seconded, the Board unanimously approved and ratified the recent SEC filings. The annual report of the Fund will be provided in April for a filing at the end of the month.

3. Review of Blue Sky Filings and Status. Ms. Davenport reported that after speaking with MLS Blue Sky Services, the filings are all up to date and accounted for.

4. Copley Fund Services Corp. Form ADV Other Than Annual Amendment, was filed as required by March 31, 2012.

Next Meeting Date
The Board agreed to hold quarterly meetings and tentatively set the next meeting date for Wednesday, June 20, 2012 at 11am via telephone conference.

Petra v.Z. Davenport, Esq.
As Secretary

Approved by: ______________________
Irving Levine
Chairman

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Job : 17
Date: 4/17/2013
Time: 2:59:37 PM

BLANK ROME LLP
COUNSELORS AT LAW

Phone: (212) 885-5455
Fax: (212) 885-5002
Email: psalomon@blankrome.com

March 28, 2012

Office of Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4720
Washington, D.C. 20549-4720
Attn: Jaime Eichen

Re: **Copley Fund, Inc.: Request for Interpretive Opinion and No Action Assurance; Rule 22c-1 promulgated under the Investment Company Act of 1940 and Rule 4-01(a)(1) of Regulation S-X**

Dear Ms. Eichen:

This Firm represents Copley Fund, Inc. ("Copley" or the "Fund") and on its behalf, submits this letter as a continuation of Copley's prior communication, through counsel, to the Division of Investment Management (the "Division") on September 28, 2011 (the "September 28 Letter," annexed hereto as Exhibit A). Copley is hereby requesting a written opinion from the Division permitting the Fund to alter the manner in which it has accounted for deferred tax liability for unrealized gains since 2007. More specifically, Copley proposes to account for its deferred tax liability for unrealized gains by establishing a tax reserve based on a pre-set formula more fully set forth below at pages 11 through 14. Further, it seeks assurances that the Division will not recommend that the Commission commence an enforcement action against Copley should it follow this proposed approach. While Copley has submitted various proposals to the Division regarding how the Fund could more fairly, reasonably and accurately account for its deferred tax liability for unrealized gains, including the September 28 Letter, to date, the Commission has failed to provide a final determination.

In the September 28 Letter, Copley sought no-action assurances from the Division if the Fund were to (i) prepare and issue financial statements using a reserve for taxes on unrealized gains based on management's estimates, rather than on the assumption that all assets with unrealized appreciation would be sold at current prices and/or (ii) issue and redeem shares based on current net asset value as so determined, with an explanation of the calculation and a comparison of the difference between such calculation of net asset value with a reserve for taxes on all unrealized appreciation. After the submission of that letter, Copley had detailed discussions of the issues with numerous representatives from the Staff on a conference call in the Fall of 2011. Thereafter, Copley had expected to receive a written response from the Staff, but has not received any to date.

Requiring Copley to set a tax reserve for unrealized gains on the assumption of full liquidation is inconsistent with Copley's investment philosophy of reinvesting dividends and accumulating capital gains and misleading because it substantially understates the Fund's invested assets and net asset value ("NAV"), while overstating its operating expenses. *See infra*, at 7. To address these circumstances, Copley does not now simply seek approval for the discretion by its management to establish an appropriate reserve. Rather, as discussed more fully below at pages 11 through 12, Copley presents two alternatively defined formulas for calculating the reserve and allowing pre-set means to sell securities in its portfolio to satisfy extraordinary redemptions if necessary. Finally, Copley is prepared to convert to a Regulated Investment Company ("RIC") by a pre-arranged commitment, essentially triggered by the unforeseen event of unusually high redemptions.

Accordingly, Copley respectfully requests that a final written opinion or order be issued granting the relief requested. In support, Copley offers this summary of the prior dialogue the Fund has had with the SEC on this issue, incorporates by reference the arguments made in its prior submissions annexed hereto, and submits a new proposal for the Division's consideration, which the Fund believes would result in a fairer and more accurate disclosure of its current and ongoing financial operations.

A. <u>Procedural History of this Matter</u>

Since 1992, Copley has maintained that the accrual for unrealized capital gains taxes is best represented by a "reserve" established by its Board, rather than the use of a full liquidation value accrual to calculate the Fund's NAV. Until 2007, the SEC had never required that Copley change this methodology. It is this structure for which the Fund now seeks no-action relief.

In August of 2007, the Staff took issue with Copley's accounting for, and disclosure of, tax reserves for unrealized appreciation in its financial statements filed for the year ended February 28, 2007. In a comment letter dated September 26, 2007 (the "Comment Letter"), the Staff asserted that Copley had failed to account properly for deferred tax liabilities and assets for the future tax consequences of events recognized in its financial statements, as required by FAS 109 and in violation of Rule 4-01(a)(1) of Regulation S-X, which provides that "financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote of other disclosures, unless the Commission has otherwise provided." (A copy of the Comment Letter is annexed hereto as Exhibit B.) It is not clear from the Staff's correspondence what caused it to change its view in 2007 and suddenly to require Copley to change its methodology.

In the Comment Letter, the Staff noted that Copley has elected to operate as a subchapter C Corporation, and not a RIC, and that it was unaware of any other investment company that chose not to qualify as a RIC that did not accrue a deferred tax liability associated with its unrealized appreciation. (Ex. B at 3-4.) The Staff explicitly acknowledged Copley's willingness to convert to RIC status in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred income taxes that Copley had recognized. (*Id.* at 5-6.) It did not, however, address – and, to date, still has not addressed –whether conversion would satisfy the SEC's concerns regarding the Fund's tax accounting.

By letter dated November 30, 2007, the Division of Enforcement's Boston Regional Office expressed to Copley its intent to seek immediate injunctive relief against the Fund if it did not adjust its per share NAV to account for the full liquidation liability for tax on unrealized capital gains. (A copy of the November 30, 2007 Letter is annexed hereto as Exhibit C.) To avoid such injunctive litigation with the Commission, Copley's Board approved shortly thereafter an adjustment of the Fund's NAV using the SEC's preferred full liquidation value methodology.

On March 21, 2008, the Division of Enforcement informed Copley that it was conducting an informal investigation of the Fund into possible violations of the securities laws, and requested that the Fund provide certain information on a voluntary basis. The Commission apparently later converted the proceeding into a formal investigation against Copley and its CEO Irving Levine for potential violations of certain antifraud provisions, namely, Section 34(b) of the Investment Company Act of 1940 (the "ICA"), Rule 22c-1(a), promulgated under Section 22(c) thereunder, Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; as well as a books and records violation under Section 204 of the Investment Advisors Act of 1940 and Rule 204-2 promulgated thereunder.[1] Copley fully cooperated with the investigation.

---

[1] The SEC's request for information and its Formal Order of investigation are not being annexed hereto because they are non-public documents. Copley presumes that the Division has access to those records.

BLANK ROME LLP
COUNSELORS AT LAW

On July 18, 2008, Copley was required to restate its historical financial statements to account for the full liquidation value methodology required by the SEC and filed an amended Form N-CSR/A containing a Restated Annual Report to its shareholders. (A copy of that filing is annexed hereto as Exhibit D.)

On or about November 19, 2008, in an effort to resolve the investigation, Thomas Henry, Esq., Copley's counsel, sent a letter to James S. Goldman, Esq., of the SEC's Boston Regional Office, enclosing a memorandum that described in detail the negative impact of the change in methodology and the reasons Copley's original reserve methodology was in the best interests of the shareholders (the "November 2008 Memo"). (A copy of the November 19, 2008 letter, with its enclosures, is annexed hereto as Exhibit E.) Among other things, the letter explained that Copley's change in methodology to a full liquidation value accrual in calculating the Fund's per share NAV had resulted in misleading and inconsistent financial statements that did not reflect the fair or accurate value of the Fund's shares. The letter also enclosed a proposed Prospectus Supplement that would provide disclosures to the shareholders necessary for their consideration of the risks associated with this methodology. We understand that correspondence was shared with the Division.

Copley has not received a substantive response to the November 19, 2008 letter to Mr. Goldman. In February of 2009, Copley was informed by Mr. Goldman that the investigation of the Fund had been reassigned to Lawrence Pisto, Esq., also of the Boston Regional Office. Thereafter, the Staff took testimony of, among others, Irving Levine and Copley's outside accountant, Roy Hale.

On October 5, 2009, Mr. Henry sent a letter to Mr. Pisto to follow up on a prior telephone conversation to inquire about the status of the investigation. With that letter, Mr. Henry re-submitted the November 2008 Memo and proposed Prospectus Supplement. (A copy of Mr. Henry's October 5, 2009 letter, with its enclosures, is annexed hereto as Exhibit F.) As detailed therein, Mr. Henry argued that a certain degree of flexibility is appropriate under GAAP and FAS accounting standards and under the SEC rules, and that such flexibility was warranted here. Further, Mr. Henry reiterated Copley's willingness to provide transparent disclosures to its investors and requested a meeting with the Staff.

Our understanding is that the requested meeting did not take place. Instead, in a December 2, 2009 letter, the Division responded to Mr. Henry's October 5 letter and asserted that Copley had provided neither any new arguments not previously considered by the Staff, nor any "changes in the Company's circumstances that might cause reconsideration of [the Staff's] original position." (A copy of the December 2, 2009 letter is annexed hereto as Exhibit G.) In that letter, the Division informed Copley that it would again recommend immediate enforcement action if Copley were to submit financial statements that did not comply with ASC 740 (which codified FAS 109) by using the methodology required by the Staff.

On March 5, 2010, Kevin Kelcourse, Esq., Assistant Regional Director from the Boston Regional Office, informed Mr. Henry by letter that the investigation of Copley and Mr. Levine was officially completed and that the Staff would not recommend enforcement action. Thus, the investigation closed without any penalties. Nonetheless, Mr. Kelcourse's letter reiterated that if Copley did not comply with the requirements of FAS 109 and/or re-codified ASC 740, the Division of Enforcement would recommend enforcement action by the Commission. (*See* Exhibit H.)

Following the closing of the investigation, Copley and its counsel engaged in further communications with the Staff in an effort to reach a mutually acceptable resolution of this issue. For example, on July 15, 2010, Mr. Henry exchanged e-mails with Kevin Rupert of the Division's Staff concerning proposed modifications to Copley's financial statements. In that exchange, Mr. Rupert acknowledged the unique structure of the Fund, stating that, "While we have been firm on not permitting footnotes, *this fund has really unusual tax issues*, and for this reason an explanatory footnote *might* be permitted – but I make no promises." (Exhibit I (emphasis added).)[2]

Finally, on September 28, 2011, Copley, through its counsel, David Faust, Esq., sent the Division the request for no-action assurance referenced earlier. The September 28 Letter explained in detail why the use of the Staff's full liquidation value methodology is inappropriate given the unique nature of the Fund, is inconsistent with its investment philosophy, policy and practice, has led to misleading financial statements and reporting that understates the amount of assets under management and does not represent the true value of the Fund's shares. (*See* Ex. A.) Moreover, Mr. Faust explained that the Commission's refusal since 2007 to permit Copley's management to exercise any discretion with respect to deferred tax accounting differed from its treatment of Weyerhaeuser Corporation, which apparently had been permitted to depart from a literal reading of a required tax accounting provision. Indeed, as more fully explained below, the Commission's position with respect to Weyerhaeuser and other similarly situated companies contradicts its position with respect to Copley.

[2] The Staff apparently did deviate from its normal practice of not permitting footnotes, as Copley's semi-annual shareholder report for the period ended August 31, 2010, includes footnotes to its financial statements clarifying the nature of the deferred tax liability. (*See* Ex. J.)

B. Summary of Copley's Arguments

Copley believes it would be useful to summarize briefly the arguments the Fund has previously presented to the Staff and which it believes continue to support its position.

1. The Fund is unique.

Copley is a C Corporation, and not a RIC. Although the Fund has some of the characteristics of a RIC, unlike one, up to 70% of the dividend income received, or 70% of the taxable income of the Fund, whichever is less, is exempt from federal taxation under the Internal Revenue Code. The remaining 30% of the Fund's income is taxable. Unlike most funds, the taxable income generated by the Fund is not passed on to the shareholders. Furthermore, contrary to most other funds, Copley has maintained a strategy of not distributing dividends and capital gains to shareholders, but rather, accumulating them within the Fund and then adding them to the value of each share on a daily basis. Shareholders, therefore, are able to defer dividend and capital gains taxes until redemption.

To the knowledge of Copley's management, it is the only U.S. open-end mutual fund that operates in this manner. The Division has, in fact, acknowledged the unique tax structure of the Fund. (*See supra* at 5 and Ex. I.)[3] As a result of this method of operation, the risk of Copley incurring a tax liability in excess of the reserve established by the Board is exceedingly remote. Concomitantly, a strict application of FAS 109 to require a full liquidation value deferred tax liability affects the Fund disproportionately because, unlike a typical C Corporation whose shares are valued by the market, Copley is required to calculate its price daily with respect to its redeemable shares.

Thus, the Division's methodology puts Copley at a decisive disadvantage relative to its peer funds because it artificially deflates the Fund's NAV and thereby unfairly makes it appear to the investing public to be a less attractive investment opportunity compared to its competitor funds.

---

[3] Although in its 2007 Comment Letter (*see* Ex. B), the Staff referred to two other investment companies that have not elected RIC status but record a deferred tax liability, Tortoise Energy Capital Corp. and Kayne Anderson MLP Investment Company, as Copley explained in the November 2008 Memo, both are easily distinguishable from Copley because, among other things, they are closed-end funds. (*See* November 2008 Memo at Ex. E, p. 11, n. 4.)

2. The Staff's mandated methodology leads to misleading financial accounting.

Beginning in 1992, Copley implemented a policy of regularly monitoring the Fund's potential income tax liability on unrealized gains and accruing a reserve that corresponded with the anticipated actual liability. The estimate of the Fund's future liability was based on factors that included anticipated redemptions beyond the ability of the Fund to cover, the Fund's investment strategy and track record of holding dividend paying stocks for the long term, and the fact that the entire deferred liability would be due only in the unlikely event the entire portfolio were liquidated. (*See* November 2008 Memo, at Ex. E, for a more detailed explanation of the reserve methodology.) During the entire period in which the Board employed this methodology, the reserve was never used. (*See* November 2008 Memo at 5.)

The Fund's use of the Staff's mandated methodology, under which it records the entire deferred tax liability, has led to a materially misleading reported NAV since 2007. This result derives from the facts that it (i) does not accurately reflect Copley's investment policy and practice of long-term holdings of its positions; (ii) understates the amount of invested assets actually under management on which gains or losses are actually realized; and (iii) overstates the Fund's operating expense ratio (by including as expenses deferred taxes, which are not actual or realized operating expenses). (*See* Ex. A at 2-4.)

Copley submits that it is in the best interests of the Fund's shareholders to reserve for deferred tax liability in a manner that allows the per share NAV to reflect better the true value of the Fund's shares. As Copley has always assured the Staff, if permitted to do so, it will provide full transparency to investors by, for example, including in its prospectus a clear explanation of the differing effects in pricing, as calculated using the reserve method and the full liquidation value methods. (*See, e.g.*, Ex. E; Ex. F.)

Copley recognizes that the SEC may be reluctant to permit its management unfettered discretion to calculate the appropriate reserve and that it may have concerns that Copley, through its prior methodology, may have overstated the value of its shares. Without conceding the validity of those concerns, the Fund is prepared to address this issue and to propose an acceptable resolution. Accordingly, in Section C, below, Copley sets forth a new methodology, whereby the Fund will calculate the reserve using a pre-set formula that it believes will be acceptable to the Commission and should allay any of its concerns.

3. Copley is willing to convert to a RIC.

As explained in more detail in the memorandum initially provided to the Staff in November of 2008, Copley has advised the Staff of its willingness to convert to RIC status in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred income taxes it has recognized. (*See* Ex. B at 5-6; November 2008 Memo at Ex. E, pp. 6-8.) As discussed more fully, *infra*, at 14, conversion to a RIC would be analogous to the restructure and tax treatment sanctioned by the SEC with respect to other entities.

4. Copley's "reserve" methodology is consistent with the ICA Rules.

Rule 22c-1 promulgated under the ICA requires open-end funds to issue and redeem shares "at a price based on the current net asset value of such security…." In turn, the rules define "current net asset value" as the "amount which reflects calculations, whether or not recorded in the books of account, made substantially in accordance with the following, *with estimates used where necessary or appropriate*." ICA Rule 2a-4 (emphasis added). As set forth in more detail in the September 28 Letter, these rules, when read together, do not require the price of the Fund's shares to be exactly the same as its NAV. (Ex. A at 2.) Copley's issuance and redemption of shares based on a NAV that reflects a management determined tax reserve, therefore, does not violate the ICA Rules.

5. Copley's "reserve" methodology is permissible under GAAP.

The Staff has argued that a management established reserve, rather than a deferred tax liability reflecting the full liquidation, would violate GAAP, and specifically FAS 109 and re-codified ASC 740. The reserve methodology, however, is actually more consistent with the assumptions, constraints and conventions underlying GAAP than the full liquidation value methodology. For example, under GAAP, there is an assumption that a business will continue to operate as a going concern. (*See, e.g.*, Accounting Research Bulletin 43, Chapter 3: Working Capital, Section A, stating "It should be emphasized that financial statements of a going concern are prepared on the assumption that the company will continue in business."). The Staff's liquidation value method, by contrast, assumes the Fund will close, be sold or entirely liquidated *en masse*. The use of the liquidation value method also contradicts the principles of realization/revenue recognition and matching by effectively transforming a contingent liability into a full, current, realized liability and failing to match current revenue and assets with correct, actual liabilities. Lastly, the use of the liquidation value method is contrary to the principle of adequate disclosure underlying GAAP, in that it presents financial statements that are effectively misleading because they do not accurately convey the true value of Copley's shares. (*See* November 2008 Memo, at Ex. E, p. 10.)

Even assuming, *arguendo*, that the Fund's proposed reserve methodology would depart from ASC 740, GAAP does allow for certain flexibility where, for instance, the strict adherence to GAAP appears unreasonable under the circumstances and/or would produce unreasonable results. The Commission has appropriately recognized this concept. (*See* November 2008 Memo at Ex. E, p. 11, n.5, citing the Commission's issuance of rules even for the use of non-GAAP financials, Release No. 33-8176, 34-17226 (January 22, 2003).) Further, as discussed in Copley's October 5, 2009 letter to Mr. Pisto (Ex. F), the Commission submitted to Congress in 2008 a report on mark to market accounting in which it presented recommendations that suggested the appropriateness of discretion and flexibility, including the application of "judgment" in making market price decisions. Here, the use of the full liquidation value method has produced a skewed and unreasonable result – Copley's per share NAV does not reflect the realistic value of the Fund – and, therefore, such flexibility is warranted.

6. <u>The Commission has permitted management discretion with respect to GAAP and tax accounting provisions.</u>

We understand from prior correspondence that the Staff apparently has adopted the position that ASC 740 does not allow for *any* discretion or flexibility with respect to accounting for deferred tax liability. There is, however, evidence to the contrary, as the SEC has permitted certain flexibility to depart from a strict interpretation of GAAP or other tax accounting provisions where doing so would lead to more accurate reporting.

<u>First</u>, we are aware of at least two entities – Weyerhaeuser and American Tower Corp. – that recently converted from C Corporations into real estate investment trusts ("REITs") and, in doing so, have exercised discretion with respect to accounting for deferred tax liabilities. Upon conversion to REIT status, those entities would be subject to a tax on any "built-in gains" that had accrued as of the conversion date if they recognized gains on the disposition of any assets owned at the time of the conversion during the 10-year period following the conversion. Nonetheless, both Weyerhaeuser and American Tower have not accounted for deferred tax liabilities associated with such "built-in gains" – presumably concluding that their likelihood of disposing of such assets within the 10-year recognition period is exceedingly remote. (*See also* discussion of Weyerhaeuser in the September 28 Letter at Ex. A, pp. 7-8.)

To our knowledge, the SEC has not challenged the approaches of either Weyerhaeuser or American Tower. Notably, the conversions to REITs by Weyerhaeuser and American Tower took place in 2010 and 2012, respectively – years *after* the Commission mandated that Copley *not* exercise any management discretion with respect to its deferred tax liability accounting. Although the Fund's situation is not entirely equivalent to that of Weyerhaeuser and American Tower, it is sufficiently analogous because like those entities, Copley is seeking to exercise discretion not to account for the full amount of liabilities that are contingent and exceedingly remote. Copley does not understand the SEC's justification for prohibiting it from exercising similar management discretion, but later permitting Weyerhaeuser and American Tower to do so. Put differently, Copley submits that the SEC's interpretation of ASC 740 as applied to the Fund is fundamentally inconsistent with the deferred tax liability accounting of these two REITs.

Second, in at least one instance, the SEC has granted no-action relief permitting an investment company to present its financial statements in a manner that would have been prohibited under a strict interpretation of GAAP. In April of 2008, the Division assured Fidelity Investments that it would not recommend enforcement action against a Fidelity registered investment company called the Gold Portfolio if it consolidated its financial statements with those of its subsidiary, Fidelity Select Gold Cayman Ltd. *See* Response of the Office of Chief Accountant of the Division of Investment Management to Fidelity Investments, 2008 SEC No-Act. LEXIS 459 (Apr. 29, 2008).

Under a technical reading of the ICA, the subsidiary might not have been considered an investment company because it was only invested in commodities, which are not considered "securities." *Id.* at *10. Therefore, the Gold Portfolio technically was not permitted to consolidate its financial statements with the subsidiary, pursuant to GAAP and Rule 6-03(c)(1) of Regulation S-X, which preclude consolidation by a registered investment company with an entity that is not an investment company. *Id.* at *4-*5. The Division, however, accepted Fidelity's argument that notwithstanding those regulations, it would be appropriate to consolidate the financial statements of the subsidiary into the Gold Portfolio because it would give shareholders a "more accurate picture" of the portfolio and its structure. Specifically, the subsidiary was authorized to invest in securities, would operate as an investment company for all relevant purposes, and was established to act as an investment vehicle for the Gold Portfolio. *Id.* at *5, *15. Copley, likewise, should be permitted flexibility to depart from a strict interpretation of GAAP by formulating a reserve for deferred tax liability that leads to a per share NAV that better, and more accurately, reflects the true value of the Fund's shares to the investing public.

For all of the reasons summarized here (and others more fully articulated in the attached Exhibits) Copley requests that the Division accept the Fund's proposal regarding its accounting for its deferred tax liability for unrealized gains and issue a final order granting such relief.

C. Copley's New Proposal

In addition to the arguments which Copley has previously advocated, Copley now submits the following two new proposals that, given Copley's circumstances, would result in a fairer and more accurate disclosure to the investing public, together with a more equitable outcome.

1. Reserve Formula

The Fund proposes to accrue a deferred tax liability that fairly and accurately reflects a realistic tax liability, and which addresses the issues regarding the ability to meet redemptions at a NAV that does not include a tax reserve that assumes full liquidation. Accordingly, the Fund proposes to accrue a defined tax liability using one of the following two formulas, each of which is fully transparent.

(a) Alternative 1

- At the end of each calendar quarter, the Fund will calculate its average historical turnover rate over the previous five, or even ten, years. In calculating its NAV on a daily basis, Copley will use a tax reserve calculated at a tax rate equal to a percentage of the statutory corporate tax rate determined at four times the average historical turnover rate. The historic, average five-year turnover rate of the Fund for the period from February 29, 2008 through February 29, 2012 was 2.31%; the average ten-year turnover rate is 2.28%. (*See* Portfolio Turnover Rate chart annexed hereto as Exhibit K.) Thus, for example, if the unrealized gain at the close of business is $50,000,000, the deferred tax liability under the full liquidation value approach would be $17,500,000. Under either the historical, five-year rate of 2.31% or the historical ten-year rate of 2.28% (both rounded to 2.5%), Copley would set a reserve at four times that 2.5%, or 10%, of the $17,500,000, *i.e.*, $1,750,000. Based on these actual average historical rates, Copley respectfully submits that any multiple of four times allows for a reasonable and adequate tax reserve.

- This formula obviously would be independent of any unfettered discretion of the Fund's management. Rather, it would reflect, in a most conservative manner, the average historical turnover rate of the Fund and, therefore, the lack of need for – or propriety of – a "full" or "liquidation based" tax reserve.

- Under this scenario, the Fund would ensure that even if it receives requests on any given day which would require sales of investment assets at a rate *four times* in excess of its historical rates – a high number based on a 20-year historical track record – it will be able to accommodate such requests.

(b) Alternative 2

- At the end of each trading day, the Fund will determine the highest daily redemption of its shares (as a percentage of shares outstanding) during the previous five years. In calculating its NAV on a daily basis, Copley will use a tax reserve calculated at a tax rate equal to a percentage of the statutory corporate tax rate determined at four times the highest daily redemptive rate. For example, if the unrealized gain at the close of business is $50,000,000, the deferred tax liability under the full liquidation value approach would be $17,500,000. If the historically highest daily redemptive rate of the Fund were 2%, Copley would set a reserve at four times that 2%, or 8%, of the $17,500,000, *i.e.*, $1,400,000. This formula, likewise, would be totally independent of the unfettered discretion of the Fund's management. It would reflect, in a most conservative manner, the historically low redemptive rate of the Fund and, therefore, the lack of need for – or propriety of – a "full" or "liquidation based" tax reserve.

- To put this alternative into perspective, the highest daily redemption in the history of the Fund since inception was $1,000,000, which represented approximately 23,260 shares or approximately 1.6% of the total outstanding shares on the date of redemption. The redemptions were effected with no problem.

- Under this scenario as well, the Fund would insure that even if it receives redemption requests on any given day that are *four times* greater than its historically highest redemption – an inconceivably high number based on a 20-year historical track record – it will be able to accommodate such redemptions.

Either alternative will assure investors in the Fund the ability to redeem their shares at the stated, accurate NAV, thus addressing any concerns that the SEC may have previously harbored.

(c) Further Safety Valve

In any event, under Section 22(e) of the ICA, the Fund need not redeem all such shares on the day such requests are received, but instead has seven days to redeem them. The Fund has never failed to redeem on the day requests are made. Although the Fund expects to continue to honor all redemption requests on the day requested, it notes that Section 22(e) provides an additional safety valve.

Copley does not believe it is a cogent objection to its proposal to say that if more than 8% of the shares are redeemed on one day, then the NAV will somehow be overstated due to an insufficient deferred tax liability. In such case, the Fund would seek relief from the Staff and/or could postpone some redemptions to the next day, or for several more days, or for an appropriately longer period, in which case the NAV on those later days would be adjusted to reflect any updated deferred tax liability. Again, the Fund would be following traditional and accepted industry practice, since hundreds or thousands of funds would in fact defer some redemptions if these requests reached 8%. If they did not, they would have to dispose of assets at a material discount, resulting in an apparently overstated NAV. As discussed above, a fund is presumed under GAAP to be a going concern that will continue in business. (*See* ARB 43.) In other words, the regulatory framework of the fund industry, which promises investors liquidity at a stated NAV, is founded on the premise that there will be an orderly process for large redemptions all at once.

For example, if all the investors in Vanguard's S&P 500 Index requested redemptions at the same time, they would, even with a wait of seven days, receive a fraction of their expected NAV, if a distressed liquidation were mandated. Of course, either Vanguard would implement gating procedures or the SEC would be expected to provide relief by allowing for a more orderly liquidation in such instance; the core point regarding the assumptions of the regulatory scheme still holds.

Copley believes that such a sophisticated approach is appropriate given the unique status and history of the Fund and, in particular, given the treatment apparently afforded to Weyerhaeuser and American Tower, both of which have excluded deferred tax liabilities relating to assets whose sale is considered remote. Copley's alternative rational formulas similarly take into account the fact that the accrual of the full deferred tax liability under the liquidation value methodology would be exceedingly remote. The Fund believes that the Commission has a regulatory obligation to provide Copley with equal treatment.

The Division simply has not addressed the issue of this disparate treatment. If the Division's response to the Fund in its September 26, 2007 letter were applied to Weyerhaeuser and American Tower, those companies would have to accrue a deferred tax liability calculated by assuming a liquidation of all their assets. These companies are not special purpose vehicles restricted by covenants designed to limit borrowings ("bankruptcy remote vehicles"). Thus, for example, they may borrow, become overleveraged and have to sell assets. Additionally, they may encounter environmental or other operating liabilities, be subject to large legal claims and be forced to sell assets. Nonetheless, the Commission apparently has taken the position that the prospect of such a disposition of assets is sufficiently remote to warrant a deferred tax liability that assumes there will be no such sale. The Fund respectfully submits that it is likewise entitled to such treatment.

2. Board Resolution to Convert to RIC Status

As discussed above, the Fund has long contemplated conversion to a RIC in the event unforeseen circumstances caused gains to be realized that consumed the entire amount of accumulated deferred incomes taxes it has recognized. To ensure that this occurs as first contemplated by the Board years ago, the Fund has recently enacted new Board resolutions confirming its intent and detailing how and when this RIC conversion shall occur. A redacted copy of the Board minutes adopting the Resolutions, on March 23, 2012, is annexed hereto as Exhibit L.

The resolutions (Ex. L) provide that if the deferred tax liability, as computed under the proposal described above, reaches an amount equal to 10% of Pre-Tax NAV, defined as the NAV of the Fund plus an amount equal to Copley's deferred tax liability as of the end of such trading day, the Fund will convert to a RIC for tax purposes. Upon such conversion, there would be a further parallel with Weyerhaeuser and American Tower, since those companies have converted from C Corporation to REIT status and have assumed they will not sell assets so as to recognize built-in gain for 10 years, and the Fund will be making the same (or a parallel) conversion and assumption. The Fund, however, will continue to accrue a deferred tax liability in excess of the assumptions employed by Weyerhaeuser and American Tower, as certain asset sales sufficient to support redemptions of the Fund's shares will be assumed. The Fund, unlike Weyerhaeuser and American Tower, does have explicit restrictions on its permitted leverage under the ICA, and is, for all practical purposes, a bankruptcy remote vehicle. Thus, if anything, the Fund's tax accrual proposal is far more conservative than the practices of Weyerhaeuser and American Tower that are currently sanctioned by the Commission.

* * * * *

Based on the foregoing law, facts and arguments, and those set forth in the Exhibits annexed hereto, Copley submits that its use of a formulaic reserve in accounting for deferred tax liability, and the Fund's new proposals, will satisfy any concerns the Division and/or the Commission may have. Additionally, the alternative formulas presented herein would substantially mitigate the misleading effects of the full liquidation tax reserve calculations currently being employed, as more fully set forth at pages 6 to 9, *supra*. As the Staff previously has recognized, the Fund, like Weyerhaeuser and American Tower, has a unique investment philosophy and operation and, therefore, requires novel, but equal, treatment.

Literally for years, Copley has presented multiple legitimate arguments in support of its position that the Fund and its investors have been treated unfairly given the acknowledged, unique circumstances. And while the Staff has been receptive to a courteous dialogue on these points – including a lengthy conference call with numerous Division personnel last Fall – it has yet to provide any written explanation regarding the Fund's multiple proposals and the conclusion that they would not result in a more reasonable, accurate and equitable result for both Copley and the investing public. Nor has the SEC explained its apparently disparate treatment of Weyerhaeuser and American Tower, and Copley, with respect to permitting certain management discretion under ASC 740. As a result, Copley respectfully requests that the Division address its prior arguments, as well as the new proposals set forth in this letter, in a final order.

We look forward to your favorable response. If you have any questions, or if we can be of further assistance, we would welcome the opportunity to discuss these issues further with you and/or your Staff.

Very truly yours,

PHILIPPE SALOMON

Enclosures

cc: David I. Faust, Esquire (w/attachments)